UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Summary

1)	General information	16	22)	Financial assets and liabilities held for trading	105
2)	Significant accounting practices	16	23)	Derivative financial instruments	106
3)	Risk Management	45	24)	Financial assets at fair value through other comprehensive income	111
3.1	Credit risk	46	25)	Financial assets available for sale	112
3.2	Market risk	54	26)	Loans and advances to financial institutions	113
3.3	Liquidity risk	63	27)	Loans and advances to customers	113
3.4	Fair value of financial assets and liabilities	74	28)	Bonds and securities at amortized cost	115
3.5	Independent Model Validation	81	29)	Investments held to maturity	116
3.6	Capital management	82	30)	Financial assets granted as collateral	116
3.7	Insurance risk/subscription risk	85	31)	Non-current assets held for sale	117
4)	Estimates and judgments	90	32)	Investments in associates and joint ventures	118
5)	Operating segments	92	33)	Property and equipment	121
6)	Net interest income	96	34)	Intangible assets and goodwill	123
7)	Net fee and commission income	97	35)	Other assets	124
8)	Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	97	36)	Deposits from banks	125
9)	Net gains/(losses) on financial instruments classified as held for trading	97	37)	Deposits from customers	125
10)	Net gains/(losses) on financial assets at fair value through other comprehensive income	97	38)	Funds from securities issued	125
11)	Net gains/(losses) on financial instruments classified as available for sale	98	39)	Subordinated debt	127
12)	Net gains/(losses) on foreign currency transactions	98	40)	Insurance technical provisions and pension plans	129
13)	Net income from insurance and pension plans	98	41)	Supplemental pension plans	137
14)	Personnel expenses	99	42)	Provisions, contingent liabilities and contingent assets	139
15)	Other administrative expenses	99	43)	Other liabilities	143
16)	Depreciation and amortization	99	44)	Equity	144
17)	Other operating income/(expenses )	99	45)	Transactions with related parties	146
18)	Income tax and social contribution	100	46)	Off-balance sheet commitments	148
19)	Earnings per share	103	47)	New standards and amendments and interpretations of existing standards	149
20)	Cash and cash equivalents	103	48)	Other information	154
21)	Financial assets and liabilities at fair value through profit or loss	104

           2     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Independent Auditors’ Report on consolidated financial statements

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as of December 31, 2018 and the respective consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes, including significant accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A as of December 31, 2018, and of its consolidated performance and its consolidated respectives cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters.

Expected losses from loans and advances to clients, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As mentioned in notes 2d viii, 3.1, 4, 27 and 47, Bradesco periodically reviews its portfolio of loans and advances to clients, loans commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost (as hereinafter defined “transactions subject to credit risk”), evaluating the estimated expected losses from these transactions (impairment), in the amount of R$ 31,105,579 thousand, R$ 2,551,676 thousand e R$ 719,216 thousand, R$ 337,506 thousand, R$ 3,022,038 thousand, respectively, as of December 31, 2018. Beginning January 1, 2018, IFRS 9 – Financial Instruments standard entered into force, which among other changes, modifies the measurement of the estimated loss for transactions subject to credit risk from an "incurred losses" to an "expected losses" model. In accordance with that amendment, the Bradesco reviewed and modified its internal policies and methodologies for loss measurement for transactions subject to credit risk. The new methodologies require, by its nature, the use of judgments and assumptions by Bradesco, which include analysis of both external factors, such as general economic conditions and projections, and internal factors, such as payment and renegotiation history, counterparty credit risk evaluation and collaterals.

Due to the relevance of transactions subject to credit risk and the level of uncertainty and judgment for the determination of the expected loss, as well as related disclosure requirements, we consider this as a significant matter for the audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of relevant internal controls related to the approval and registration of transactions subject to credit risk, the analysis of policies and manuals related to the models, the application of the methodologies, the use of indexes and assumptions in the calculation of the expected losses of transactions subject to credit risk. On a sample basis, we evaluated the expected loss for transactions subject to credit risk considered individually significant; we inspected the documentation and assumptions that support Bradesco's evaluation of the expected losses, including the sufficiency analysis of the guarantees. We have also tested, with the technical support of our specialists, the models, assumptions and data used by Bradesco to measure  expected losses for transactions subject to credit risk evaluated on a collective basis, including the assumptions and data used to determine the expected losses through the application of statistical calculations to evaluate the performance and stability of those models and methodologies developed by Bradesco. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements in relation to the applicable rules.

Bradesco      3

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Based on the evidence obtained through the procedures summarized above, we consider adequate the level of expected losses and related disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2018.

Measurement of financial instruments

As disclosed in the Notes 2d, 3.4, 21a e b, 23, 24 and 47, derivative financial instruments levels 2 and 3 amount to R$ 14,735,842 thousand (assets) and R$ 16,119,653 thousand (liabilities), the financial instruments measured at fair value through profit or loss levels 2 and 3 amount to R$ 18,792,441 thousand and the financial instruments measured at fair value through other comprehensive income levels 2 and 3 amount to R$ 8,123,144 thousand. These instruments, measured at fair value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments for whose fair value measurement does not directly use quoted prices (Levels 2 and 3 in the fair value hierarchy), the determination of the fair value is subject to a higher uncertainty level to the extent Bradesco makes significant judgments to estimate such amounts. Therefore, we consider the fair value measurement of these financial instruments including the evaluation of indicative of evidence of loss as a significant matter in our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls adopted by Bradesco to capture and process the information, parameterization of the calculation models for the financial instruments for which parameters are not observable (Levels 2 and 3 in the fair value hierarchy). For a sample of financial instruments classified in levels 2 and 3, with the technical support of our specialists in financial instruments, we evaluated the pricing models developed by Bradesco for determining fair values and the data reasonableness, the parameters and information included in the models, as well as the criteria and policies related to indicative evidence of  loss and we recalculate, on a sample basis, the amount of certain transactions. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we consider adequate the fair value measurement of financial instruments and disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2018.

•         Provisions and contingent liabilities - tax, civil and labor

As described in Notes 2j and 42, Bradesco is defendant in tax, civil and labor lawsuits in the normal course of its activities, with provisions recognized in the consolidated financial statements in the amounts of R$ 8,204,206 thousand, R$ 5,614,362 thousand, and R$ 5,983,603 thousand, respectively. Some laws, regulations and judicial proceedings in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement and disclosures related to Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations, we consider this as a significant matter in our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, we evaluated the sufficiency of the recognized provisions and disclosed amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included, when necessary, the involvement of our legal and tax specialists in the evaluation of the likelihood of unfavorable outcome and the documentation and information related to the main tax matters involving Bradesco. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

           4     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Based on the evidence obtained from the procedures summarized above, we consider adequate Bradesco’s level of provisions and contingent liabilities as well as the respective disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2018.

▪	Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 53,280,933 thousand (Note 18c) and intangible assets, which include goodwill on the acquisition of investments in the amount of R$ 5,576,068 thousand and other intangible assets in the amount of R$ 4,795,136 thousand (note 34a) which realization is based on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. As described in Notes 2i and 4, considering the frequent changes that occur in the economic and regulatory environment of the markets where it operates, Bradesco continuously evaluates the assumptions and estimates of taxable profit, profitability of the cash generating units “CGU“ to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections or at least the existence of indicative impairment losses on assets. In view of the level of judgment inherent in the determination of these estimates and the potential impact that changes in the assumptions could cause on the consolidated financial statements, we consider this area significant to our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls related to the assessment prepared by Bradesco of indicative of impairment losses of those assets. Additionally, we evaluated, with the technical support of our corporate finance specialists when necessary, the reasonableness and consistency of the data and assumptions used for preparing such assessment. We also performed an analysis of the reasonableness of the mathematical calculations included in technical study support for tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we consider adequate the measurement of the recoverable amounts of assets and related disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2018.

▪	Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 2l and 40, Bradesco has liabilities related to insurance and pension plans contracts denominated “Technical Provisions”, in the amount of R$ 251,578,287 thousand, which includes among others, the following provisions involving judgment: Provision for Claims Incurred But Not Reported (IBNR) in the amount of R$ 4,332,935 thousand, Claims Incurred But Not Enough Reported (IBNeR) and Provision for Claims to be settled (PSL) in the amount of R$ 5,818,525 thousand, Provision for Unearned Premiums for risks in force but not yet issued (PPNG-RVNE) in the amount of 158,535 thousand, Mathematical Provision for Benefits to be Granted – Insurance in the amount of R$ 1,218,860 thousand, Mathematical Provision for Benefits Granted in the amount of R$ 8,833,164 thousand, Provision for Insufficient Premiums in the amount of R$ 2,133,130 thousand, Provision for Related Expenses in the amount of R$ 558,190 thousand and Other Technical Provisions in the amount R$ 2,007,136 thousand. The measurement of such provisions and the liability adequacy test require significant judgment of Bradesco in the determination of methodologies and assumptions, which include, among others, loss ratio, mortality, longevity, persistency, and interest rates. Due to the relevance of these technical provisions and the impact that any change in calculation assumptions of technical provisions and of liability adequacy test could cause on the consolidated financial statements, we consider this matter significant to our audit.

How our audit approached this matter

On sampling basis, we tested the design and operating effectiveness of the relevant internal controls related to the process of determination and measurement, the technical provisions identified above and of liability adequacy test. With the technical support of our actuarial specialists, we evaluated the methodologies, the consistency of data and reasonableness of assumptions, such as loss ratio, mortality, longevity persistency and interest rates, used in the measurement the technical provisions and of liability adequacy test, as well as we performed the recalculation, on a sample bases, of technical provisions and liability adequacy test. Additionally, we tested the reasonableness of the databases used in the actuarial calculations. Our audit procedures also included the evaluation of the disclosures made in the financial statements, in particular the disclosure of the financial assets offered to cover the technical provisions.

Bradesco      5

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Based on evidence obtained from the procedures summarized above, we consider adequate the level of provisioning and the respective disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2018.

▪	Application controls and information technology general controls

Bradesco has an information technology structure as well as a technology investment plan for conducting its businesses. The information technology structure has process for access and changes in the systems and applications, development of new programs, and automated controls and/or controls with automated components in the various relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties, responsibilities and its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to ensure that the accesses and information updates are appropriately performed and by the appropriate professionals to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records.

In view of the high investment level, heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions and the importance of access controls and the change management process in its systems and applications, we consider that this area is significant to our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of access controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included also assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls fully automated or with some component dependent on systems and applications for the financial reporting process and other relevant processes, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained through the above summarized procedures allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

           6     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•

identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•

obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.
•

conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•

evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, March 07, 2019

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

Bradesco      7

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Audit Committee’s Report

Bradesco Conglomerate Audit Committee’s Report on Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2018, issued on January 30, 2019, we have also analyzed the financial statements prepared in accordance with International Financial Reporting Standards.

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the internal controls systems maintained by the various financial areas of Bradesco financial conglomerate, mainly Internal Audit, Risk Management and Compliance areas.

Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

Independent Auditors are responsible for auditing the financial statements and for issuing an auditing report on their compliance with applicable accounting principles.

The responsibility of internal auditors is to assess the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures determined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the internal and independent auditors' work, the effectiveness and adequacy of the internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, March 06, 2018.

MILTON MATSUMOTO

                                                                                                     (Coordinator)

PAULO ROBERTO SIMÕES DA CUNHA

                                                                                            (Financial Expert)

WILSON ANTONIO SALMERON GUTIERREZ

     8     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2018	2017	2016
Interest and similar income		122,053,139	126,232,328	147,700,375
Interest and similar expenses		(55,244,669)	(75,589,415)	(91,037,386)
Net interest income	6	66,808,470	50,642,913	56,662,989
Net fee and commission income	7	23,831,590	22,748,828	20,341,051
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	(11,676,573)	-	-
Net gains/(losses) on financial instruments classified as held for trading	9	-	9,623,108	16,402,770
Net gains/(losses) on financial assets at fair value through other comprehensive income	10	1,073,563	-	-
Net gains/(losses) on financial instruments classified as available for sale	11	-	570,358	(1,341,400)
Losses on investments held-to-maturity	29	-	(54,520)	-
Net gains/(losses) on foreign currency transactions	12	1,096,826	1,422,957	150,757
Net income from insurance and pension plans	13	7,656,872	6,239,990	4,155,763
Other operating income		(1,849,312)	17,801,893	19,367,890
Impairment of loans and advances	27	-	(16,860,835)	(15,350,278)
Expected loss on loans and advances	27	(15,091,975)	-	-
Expected loss on other financial assets	24 and 28	(1,172,860)	-	-
Personnel expenses	14	(18,871,462)	(20,723,265)	(17,003,783)
Other administrative expenses	15	(16,873,962)	(16,882,461)	(16,149,563)
Depreciation and amortization	16	(4,808,255)	(4,568,568)	(3,658,413)
Other operating income/(expenses)	17	(14,210,594)	(10,133,357)	(14,004,162)
Other operating expense		(71,029,108)	(69,168,486)	(66,166,199)
Income before income taxes and share of profit of associates and joint ventures		17,761,640	22,025,148	30,205,731
Share of profit of associates and joint ventures	32	1,680,375	1,718,411	1,699,725
Income before income taxes		19,442,015	23,743,559	31,905,456
Income tax and social contribution	18	(2,693,576)	(6,428,956)	(13,912,730)
Net income for the year		16,748,439	17,314,603	17,992,726

Attributable to shareholders:
Controlling shareholders		16,583,915	17,089,364	17,894,249
Non-controlling interest		164,524	225,239	98,477

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per common share	19	2.36	2.43	2.55
– Earnings per preferred share	19	2.60	2.67	2.80

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco      9

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	Note	R$ thousand
		Years ended December 31
		2018	2017	2016
Net income for the year		16,748,439	17,314,603	17,992,726

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses)		-	3,005,067	7,718,277
Gains/(losses) transferred to income		-	487,017	(1,459,372)
Tax effect		-	(1,260,609)	(2,571,397)

Financial assets at fair value through other comprehensive income
Unrealized gains/(losses)		(473,594)	-	-
Gains/(losses) transferred to income	10	1,023,299	-	-
Tax effect		(209,359)	-	-

Unrealized gains/(losses) on hedge	23
Cash flow hedge		(96,760)	(13,778)	39,198
Hedge of investment abroad		(209,300)	(59,739)	-
Tax effect		122,424	29,407	(15,679)

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations		113,198	29,002	(107,011)

Items that can not be reclassified to the Consolidated Statement of Income
Gains/(losses) on equity instruments at fair value through other comprehensive income		(756,042)	-	-
Tax effect		302,417	-	-

Other		(92,764)	-	-

Total adjustments not included in the net income		(276,481)	2,216,367	3,604,016
Total comprehensive income for the year		16,471,958	19,530,970	21,596,742

Attributable to shareholders:
Controlling shareholders		16,307,434	19,305,731	21,498,265
Non-controlling interest		164,524	225,239	98,477

The Notes are an integral part of the Consolidated Financial Statements.

10     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	On December 31
		2018	2017
Assets
Cash and balances with banks	20	107,209,743	81,742,951
Financial assets at fair value through profit or loss	21a	246,161,150	-
Financial assets held for trading	22a	-	241,710,041
Financial assets at fair value through other comprehensive income	24	178,050,536	-
Financial assets available for sale	25	-	159,412,722
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	26	105,248,950	32,247,724
- Loans and advances to customers, net of provision for losses	27	380,387,076	346,758,099
- Securities, net of provision for losses	28	140,604,738	-
- Other financial assets	35	43,893,309	-
Investments held to maturity	29	-	39,006,118
Financial assets pledged as collateral	30	-	183,975,173
Non-current assets held for sale	31	1,353,330	1,520,973
Investments in associates and joint ventures	32	8,125,799	8,257,384
Premises and equipment	33	8,826,836	8,432,475
Intangible assets and goodwill, net of accumulated amortization	34	16,128,548	16,179,307
Taxes to be offset	18g	13,498,264	10,524,575
Deferred income tax assets	18c	48,682,569	43,731,911
Other assets	35	7,372,866	50,853,987
Total assets		1,305,543,714	1,224,353,440

Liabilities
Liabilities at amortized cost
- Deposits from banks	36	247,313,979	285,957,468
- Deposits from customers	37	340,748,196	262,008,445
- Funds from issuance of securities	38	148,029,018	135,174,090
- Subordinated debts	39	53,643,444	50,179,401
- Other financial liabilities	43	62,598,235	-
Financial liabilities at fair value through profit or loss	21c	16,152,087	-
Financial liabilities held for trading	22c	-	14,274,999
Provision for Expected Loss
- Loan Commitments	27	2,551,676	-
- Financial guarantees	27	719,216	-
Insurance technical provisions and pension plans	40	251,578,287	239,089,590
Other reserves	42	19,802,171	18,490,727
Current income tax liabilities		2,373,261	2,416,345
Deferred income tax assets	18c	1,200,589	1,251,847
Other liabilities	43	34,157,435	97,816,824
Total liabilities		1,180,867,594	1,106,659,736

Shareholders’ equity	44
Capital		67,100,000	59,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		53,267,584	49,481,227
Additional paid-in capital		70,496	70,496
Other comprehensive income		2,206,718	1,817,659
Retained earnings		2,035,198	7,338,990
Equity attributable to controlling shareholders		124,275,455	117,403,831
Non-controlling interest		400,665	289,873
Total equity		124,676,120	117,693,704
Total liabilities		1,305,543,714	1,224,353,440

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco    11

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762
Net income	-	-	-	-	-	-	-	17,894,249	17,894,249	98,477	17,992,726
Financial assets available for sale	-	-	-	-	-	-	3,711,027	-	3,711,027	-	3,711,027
Foreign currency translation adjustment	-	-	-	-	-	-	(107,011)	-	(107,011)	-	(107,011)
Comprehensive income	-	-	-	-	-	-	3,604,016	17,894,249	21,498,265	98,477	21,596,742
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	3,265	3,265
Purchase of treasury shares	-	(9,466)	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase of with reserves (2)	8,000,000	-	-	-	(8,000,000)	-	-		-	-	-
Transfers to reserves	-	-	-	754,179	7,353,617	-	-	(8,107,796)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)	(50,314)	(7,026,096)
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207
Net income	-	-	-	-	-	-	-	17,089,364	17,089,364	225,239	17,314,603
Financial assets available for sale	-	-	-	-	-	-	2,187,365	-	2,187,365	-	2,187,365
Foreign currency translation adjustment	-	-	-	-	-	-	29,002	-	29,002	-	29,002
Comprehensive income	-	-	-	-	-	-	2,216,367	17,089,364	19,305,731	225,239	19,530,970
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,099	2,099
Capital increase of with reserves (3)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	732,888	6,720,523	-	-	(7,453,411)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(7,204,344)	(7,204,344)	(114,228)	(7,318,572)
Balance on December 31, 2017	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	1,817,659	7,338,990	117,403,831	289,873	117,693,704

The Notes are an integral part of the Consolidated Financial Statements.

       12     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2017	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	1,817,659	7,338,990	117,403,831	289,873	117,693,704
Adoption of IFRS 9 (Note 47)	-	-	-	-	-	-	665,540	(2,802,754)	(2,137,214)	-	(2,137,214)
Balance on January 1ST, 2018	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	2,483,199	4,536,236	115,266,617	289,873	115,556,490
Net income	-	-	-	-	-	-		16,583,915	16,583,915	164,524	16,748,439
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(296,915)		(296,915)	-	(296,915)
Foreign currency translation adjustment	-	-	-	-	-	-	113,198		113,198	-	113,198
Other	-	-	-	-	-	-	(92,764)		(92,764)	-	(92,764)
Comprehensive income	-	-	-	-	-	-	(276,481)	16,583,915	16,307,434	164,524	16,471,958
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,265	2,265
Capital increase with reserves (4)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	954,247	10,832,110	-	-	(11,786,357)	-	-	-
Interest on shareholders’ equity	-	-	-	-		-	-	(7,298,596)	(7,298,596)	(55,997)	(7,354,593)
Balance on December 31, 2018	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120

(1)Mainly composed of financial assets at fair value through other comprehensive income and gains and losses with cash flow hedge and foreign investment;

(2) At Special Shareholders’ Meeting held on March 10, 2016, the shareholders approved the Board of Directors’ proposal to increase the capital by R$8,000,000 thousand, from R$43,100,000 thousand to R$51,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6,404/76, with issuance of 504,872,885 new registered shares, without par value, of which 252,436,456 are common and 252,436,429 are preferred shares, which will be granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them on the base date;

(3) At Special Shareholders’ Meeting held on March 10, 2017, the shareholders approved the Board of Directors’ proposal to increase the capital by R$8,000,000 thousand, from R$51,100,000 thousand to R$59,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6,404/76, with issuance of 555,360,173 new registered shares, without par value, of which 277,680,101 are common and 277,680,072 are preferred, which were granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them on the base date; and

(4) At Special Shareholders’ Meeting held on March 12, 2018, the shareholders approved the Board of Directors’ proposal to increase the capital by R$8,000,000 thousand, from R$59,100,000 thousand to R$67,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6,404/76, with issuance of 610,896.190 new registered shares, without par value, of which 305,448,111 common and 305,448,079 are preferred shares, granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco      13

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2018	2017	2016
Operating activities
Income before income taxes	19,442,015	23,743,559	31,905,456
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	15,091,975	-	-
Impairment of loans and advances	-	16,860,835	15,350,278
Changes in the insurance technical provisions and pension plans	29,409,222	34,805,771	32,781,918
Net (gains)/losses from disposals of assets available for sale	-	(2,299,397)	(764,707)
(Gains)/Net realized losses on financial assets at fair value through other comprehensive income	(1,073,563)	-	-
Expenses with provisions and contingent liabilities	4,306,043	2,471,288	2,518,761
Deferred acquisition cost (insurance)	144,224	680,136	194,994
Impairment of assets	1,757,981	1,925,304	2,388,580
Depreciation	1,460,013	1,237,328	1,140,369
Amortization of intangible assets	3,348,242	3,331,240	2,516,777
Share of profit of associates and joint ventures	(1,680,375)	(1,718,411)	(1,699,725)
Losses on disposal of non-current assets held for sale	516,713	577,212	442,251
Net losses from disposal of property and equipment	98,182	106,722	24,791
(Gains) on sale of investments in associates	-	(270,977)	-
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(751,769)	(806,312)	5,617,747
Changes in assets and liabilities:
(Increase)/Decrease in reserve requirement - Central Bank	(20,882,690)	(8,677,695)	11,651,121
(Increase)/decrease in loans and advances to banks	(403,312)	(2,493,535)	10,368,220
(Increase)/decrease in loans and advances to customers	(112,425,101)	(59,578,512)	(49,649,090)
(Increase)/decrease in financial assets held for trading	-	(23,089,236)	(40,248,319)
(Increase)/Reduction in financial assets at fair value through profit or loss	(3,625,822)	-	-
(Increase)/decrease in other assets	(30,301,912)	(23,384,107)	(8,296,942)
Increase/(decrease) in deposits from banks	(20,749,542)	3,955,797	33,269,744
Increase/(decrease) in deposits from customers	88,659,514	36,853,866	(6,707,994)
Increase/(decrease) in financial liabilities held for trading	-	839,321	(9,700,099)
Increase/(Decrease) in financial liabilities at fair value through profit or loss	1,877,088	-	-
Increase/(decrease) in insurance technical provisions and pension plans	(16,920,525)	(11,556,181)	(2,042,897)
Increase/(decrease) in other provisions	(2,994,599)	(2,272,970)	(3,019,960)
Increase/(decrease) in other liabilities	14,364,262	19,117,355	10,312,756
Interest received	61,660,260	61,743,368	70,917,068
Interest paid	(27,813,710)	(27,254,361)	(45,140,018)
Income tax and social contribution paid	(7,086,237)	(8,575,438)	(9,771,075)
Other changes in taxes	(1,923,895)	(720,182)	(400,787)
Net cash provided by/(used in) operating activities	(6,497,318)	35,551,788	53,959,218

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents paid/received	(442,122)	-	(7,188,659)
(Acquisitions) of financial assets available for sale	-	(114,186,612)	(108,296,179)
(Acquisition) of financial assets at fair value through other comprehensive income	(103,432,365)	-	-
Proceeds from sale of financial assets available for sale	-	82,760,146	115,724,092
Disposal of financial assets at fair value through other comprehensive income	103,897,609	-	-
Maturity of investments held to maturity	-	4,219,351	-
Maturity of financial assets at amortized cost	21,759,857	-	-
(Acquisitions) of investments held to maturity	-	(204,557)	-
(Acquisition) of financial assets at amortized cost	(70,719,797)	-	-
Disposal of non-current assets held for sale	688,885	796,869	629,768
(Acquisitions) of investments in associates	(52,844)	(83,172)	(376,434)
Dividends and interest on shareholders’ equity received	1,463,448	845,134	510,285

       14     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2018	2017	2016
(Acquisition) of property and equipment	(2,389,433)	(1,897,645)	(2,779,321)
Sale of premises and equipment	361,240	445,347	486,303
(Acquisition) of intangible assets	(3,053,156)	(3,743,704)	(2,343,497)
Dividends received	50,264	83,341	117,972
Interest received	17,383,392	12,735,539	12,668,011
Net cash provided by/(used in) investing activities	(34,485,022)	(18,229,963)	9,152,341

Financing activities
Funds from securities issued	85,963,195	62,237,380	47,253,373
Payments on securities issued	(69,747,110)	(72,494,509)	(47,861,607)
Issuance of subordinated debts	10,890,606	6,594,610	3,787,207
Payments on subordinated debts	(9,181,501)	(8,666,038)	(581,713)
Acquisition of treasury shares	-	-	(9,466)
Increase/(decrease) of non-controlling interest	2,265	2,099	3,265
Interest paid	(16,986,503)	(24,465,562)	(20,504,528)
Interest on equity and dividends paid	(6,539,193)	(6,512,102)	(5,611,350)
Net cash provided by/(used in) financing activities	(5,598,241)	(43,304,122)	(23,524,819)

(Decrease)/Increase in cash and cash equivalents	(46,580,581)	(25,982,297)	39,586,740

Cash and cash equivalents
At the beginning of the year	156,054,442	181,230,427	147,261,434
Effect of Changes in Exchange Rates in Cash and Cash equivalents	751,769	806,312	(5,617,747)
At the end of the year	110,225,630	156,054,442	181,230,427

(Decrease)/Increase in cash and cash equivalents	(46,580,581)	(25,982,297)	39,586,740

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,947,924	1,953,996	2,122,871
Dividends and interest on equity declared but not yet paid	4,876,458	4,295,314	4,482,718
Unrealized (gains)/losses on securities available for sale	-	(2,187,365)	(3,711,027)
(Gains)/losses on financial assets at fair value through other comprehensive income	296,915	-	-

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco      15

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)    General information

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans,  real estate ventures and capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on March 06, 2019.

2)    Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

These consolidated financial statements have been prepared based on historical cost, except for the following material items in the balance sheet: financial assets at fair value through other comprehensive income, assets and liabilities at fair value through profit or loss and financial instruments designated at fair value through profit or loss, and defined-benefit liabilities that are recognized at the present value of the defined benefit obligation.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 20 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and Impairment losses on loans and advances. The interest and dividend received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of assets and financial liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

       16     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2018, the Organization adopted IFRS 9 – Financial instruments, which replaced IAS 39. For more details on the transition process to the new standard, classification and measurement of financial assets, impairment and hedge accounting, see Note 47.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)     Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Shareholding interest
		On December, 31
		2018	2017
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	100.00%	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.(2)	Investment bank	99.96%	99.85%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (4) (5)	Banking	100.00%	99.99%
Banco Bradesco Europa S.A. (5)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5) (6)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (5)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (5)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (5)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (5)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd (5)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (7)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A. (8)	Insurance	99.96%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (9)	Capitalization bonds	-	100.00%

Bradesco      17

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	Activity	Shareholding interest
		On December, 31
		2018	2017
Kirton Seguros S.A. (9)	Insurance	-	98.54%
Kirton Vida e Previdência S.A. (9)	Pension plan/Insurance	-	100.00%
Odontoprev S.A. (10)	Dental care	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (5) (10)	Insurance	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda. (11)	Holding	-	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda. (12)	Holding	-	100.00%
Other Activities - Overseas
Bradesco North America LLC (5)	Services	100.00%	100.00%
Investment Funds (13)
Bradesco F.I.R.F. Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master IV Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.83%	99.92%
Bradesco Private F.I.C.F.I. R.F. PGBL/VGBL Ativo - F 08 C	Investment Fund	100.00%	100.00%
Bradesco F.I.C.R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Renda Fixa V-A	Investment Fund	100.00%	100.00%

(1) In December 2018, there was acquisition of shares held by a minority shareholder;

(2) In May 2018, there was acquisition of shares held by minority shareholders by Banco Bradesco S.A.;

(3) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.;

(4) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company;

(5) The functional currency of these companies abroad is the Real;

(6) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(7) The functional currency of this company is the Mexican Peso;

(8) Reduction in participation due to the merger of Kirton Seguros S.A. through the exchange of minority shares;

(9) Companies merged into their repective counterparts in June 2018 (Bradesco Seguros S.A., Bradesco Capitalização S.A. and Bradesco Vida e Previdência S.A.);

(10) The financial information portrayed is from the previous month;

(11) Company merged in October 2018, by the company Nova Paiol Participações Ltda.;

(12) Company merged in November 2018, by the company Nova Paiol Participações Ltda.; and

(13) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

i.       Subsidiaries

Subsidiaries are all of the companies over which the Organization, has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control over its activities until the date this control ceases.

       18     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

ii.      Associates

Companies are classified as associates if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.    Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

iv.     Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

•	restricted activities;
•	a narrow and well-defined objective, such as, to effect a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;
•	thin capitalization, that is, the proportion of ‘real’ equity is too small to support the structured entity’s overall activities without subordinated financial support; and
•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v.      Transactions with and interests of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.     Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

b)    Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, with the exception of the subsidiary in Mexico, which uses the Mexican Peso as its functional currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as financial assets at fair value through other comprehensive income, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

       20     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

               iii.          Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;
•	Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

•	All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to “Other comprehensive income”. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)     Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 20(b) – “Cash and cash equivalents”.

d)     Financial assets and liabilities

Accounting Practices adopted as of January 1, 2018.

i.       Financial assets

In 2018, we began to apply IFRS 9, which contains a new approach for classification and measurement of financial assets, where the entity is based on the business model for the management of financial assets, as well as the characteristics of contractual cash flow of the financial asset. This new approach replaced the financial assets categories foreseen in IAS 39: (i) measured at fair value through profit or loss; (ii) investments held to maturity; (iii) loans and receivables; and (iv) available for sale.

IFRS 9 classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI – Shareholders’ Equity); and (iii) measured at fair value through profit or loss (FVTPL).

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

- Business model: it relates to the way in which the entity manages its financial assets to generate cash flows. The objective of the Management for a particular business model, is: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) should be applied.

- SPPI Test: the purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this sense, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not fall under the aforementioned concept are measured at FVTPL, such as derivatives.

•     Measured at fair value through profit or loss

All financial assets that do not meet the criteria of measurement at amortized cost or at VJORA are classified as measured at VJR, in addition to those assets that in the initial recognition are irrevocably designated at VJR, if this eliminates or significantly reduces asset-liability mismatches.

Financial assets measured at VJR are initially recorded at fair value with subsequent changes to the fair value recognized immediately in profit or loss.

They are held for trading if it is acquired by Organization for the purpose of selling it in the short-term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or position taking, or, eventually, assets that do not meet the SPPI test. Derivative financial instruments are also categorized as VJR.

Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value of non-derivative assets are recognized directly in the consolidated statement of income under “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”. Interest income on financial assets measured at VJR is included in “Interest and similar income”. For the treatment of derivative assets see Note 2(d)(iii).

•       Measured at fair value through other comprehensive income

They are financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is both to maintain the assets to receive the contractual cash flows as well as for sale.

Financial assets are initially recognized at fair value, plus any transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. The expected credit losses are recorded in the consolidated statement of income in contrast to "Other comprehensive income", having no impact on the gross carrying amount of the asset.

       22     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Interest income is recognized in the consolidated statement of income using the effective interest method. Dividends on equity instruments are recognized in the consolidated statement of income in ‘Dividend income’, within “Net Gains/(losses) on financial assets at fair value through other comprehensive income” when the Organization’s right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as VJORA are recognized in the consolidated statement of income. See Note 2(d)(viii) for more details of the treatment of the expected credit losses.

•       Measured at amortized cost

Financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is to maintain the assets to receive the contractual cash flows.

Financial assets measured at amortized cost are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest are recognized in the consolidated statement of income and reported as “Interest and similar income”. In the case of expected credit loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

ii.      Financial liabilities

The Organization classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except for the following financial instruments.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

-        Financial liabilities designated at FVTPL on initial recognition

These are liabilities that on initial recognition are irrevocably designated at VJR, if this eliminates or significantly reduces asset-liability mismatches.

The Organization does not have any financial liability designated at fair value through profit and loss in income.

-        Financial liabilities held for trading

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of derivatives see Note 2(d)(iii).

•       Financial guarantee contracts and loan commitments

Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loan commitments are recognized as the amount of expected credit loss calculated as described in Note 3.1.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivative contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains or losses on financial assets at fair value through profit or loss”.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. The calculation of fair value, the counterparty's and the entity's own credit risk are considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

The Organization has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures have been presented in Note 3.2 – Market risk.

iv.     Recognition

Initially, the Organization recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognized and the modified financial asset is recognized as a new financial asset and initially measured at fair value.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

       24     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For more common other instruments the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

More details on the calculation of the fair value of financial instruments are available in Note 3.4.

viii.   Expected credit losses

The Organization calculates the expected losses in prospective bases for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Organization hopes to recover discounted at the effective interest rate of the operation;

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Organization expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Organization expects to recover discounted at a rate that reflects the market conditions.

Expected losses will be measured on one of the following basis:

− Credit losses expected for 12 months, i.e., credit losses as a result of possible events of delinquency within 12 months after the reporting date; and

− Credit Losses expected for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when the credit risk of a financial asset, on the date of the report, has increased significantly since its initial recognition and the measurement of credit loss of 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Organization may determine that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the date of the report.

With respect to Brazilian government bonds, the Organization has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is required for credit losses.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization evaluates if the credit risk increased significantly for both individual assets and assets at collective level. For the purposes of a collective evaluation, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers product type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following the recognition of expected credit loss, interest income is recognized using the effective rate of interest which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, in which, the rate stated is applied at the net book value of the provision.

The whole or part of a financial asset  is written off against the related credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

The criteria used to calculate the expected credit loss are detailed in Note 3.1.

Accounting Practices adopted until December 31, 2017.

The Organization opted for the exemption provided by the Standard not to restate comparative information from prior periods arising from the changes arising from IFRS 9, therefore we present below the accounting policies applied to Financial Instruments up to December 31, 2017:

i. Sale and repurchase agreements

Securities sold subject to repurchase agreements are presented in the consolidated financial statements in “Financial assets pledged as collateral”. The counterparty liability is included in “Deposits from Banks”. Securities purchased under agreements to resell are recorded in “Loans and advances to banks” or “Loans and advances to customers”, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

ii. Financial assets

The Organization classifies its financial assets into the following categories: measured at fair value through profit or loss, available-for-sale, held-to-maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets on initial recognition.

•	Measured at fair value through profit or loss

Financial assets are recorded and initially measured at fair value, with subsequent subsequent changes in fair value recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications: financial assets designated at fair value through profit or loss; and financial assets for trading (upon initial recognition).

       26     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

- Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

- Financial assets for trading (except Derivatives)

Financial assets for trading are assets held by the Organization for the purpose of trading them in the short term or maintaining them as part of a managed portfolio in order to obtain short-term profit or to take positions. Derivative financial instruments are also classified as held for trading.

Financial assets held for trading are initially recognized and measured at fair value on the balance sheet, and transaction costs are recorded directly in the statement of income for the period.

Realized and unrealized gains and losses arising from changes in the fair value of non-derivative financial assets are recognized directly in the income statement under "Gains and losses net of financial assets for trading". Interest income on financial assets held for trading is recognized in "Net interest income".

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, for which it is intended to be held for an indefinite period of time, and which may be sold in response to changes in interest rates, foreign exchange rates, prices of equity securities or liquidity needs or that are not classified as held-to-maturity, loans and receivables or at fair value through profit or loss.

They are initially recognized at fair value, which corresponds to the amount paid including transaction costs and is subsequently measured at fair value with gains and losses recognized in equity, other comprehensive income, except for impairment losses recoverable from exchange gains and losses until the financial asset is no longer recognized. If an available-for-sale financial asset presents a loss due to impairment, the accumulated loss recorded in other comprehensive income is recognized in the statement of income.

Interest income is recognized in the income statement using the effective interest rate method. Dividend income is recognized in the consolidated statement of income when the Organization becomes entitled to the dividend. Foreign exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income.

•	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Organization has the intention and ability to hold to maturity and which are not designated at the initial recognition as at fair value through profit or loss, or as available for sale and that do not meet the definition of loans and receivables.

They are initially recognized at fair value including direct and incremental costs and are subsequently accounted for at amortized cost using the effective interest rate method.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Interest on investments held to maturity is included in the consolidated statement of income as "Interest and similar income". In the event of impairment, the impairment loss is recognized as a deduction from the carrying amount of the investment and is recognized in the consolidated statement of income.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market that have not been designated as "available for sale" or "at fair value through profit or loss" and that the Organization does not intends to sell immediately or in the short term.

They are initially measured at fair value plus direct transaction costs and subsequently measured at amortized cost using the effective interest rate method.

Loans and receivables are recognized in the balance sheet as loans and advances to financial institutions or to customers. Interest on loans is included in the income statement as "Interest and similar income". In the event of impairment, the impairment loss is reported as a reduction in the book value of loans and advances and is recognized in the statement of income as "Impairment losses on loans and advances".

iii. Financial liabilities

The Organization classifies its financial liabilities in the following categories: measured at fair value through profit or loss and at amortized cost.

•	Measured at fair value through profit or loss

They are recorded and valued at fair value, and the respective changes in fair value are recognized immediately in profit or loss. These liabilities can be subdivided into two distinct classifications: financial liabilities designated at fair value through profit or loss and financial liabilities for trading.

- Financial liabilities at fair value through profit or loss

The Organization does not have any financial liabilities designated at fair value through profit or loss.

- Financial liabilities for trading

The financial liabilities for trading recognized by the Organization are derivative financial instruments.

•	Financial liabilities at amortized cost

These are financial liabilities that are not measured at fair value through profit or loss. They are initially recorded at fair value and subsequently measured at amortized cost. They include, among others, resources from financial and client institutions, debt securities issuance and subordinated debt securities.

iv. Deposits, securities issued and subordinated liabilities

Deposits, securities issued and subordinated liabilities are the main funding sources used by the Organization to finance its operations.

       28     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

They are initially measured at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method.

v. Derivative financial instruments and hedge operations

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair values with the changes being recognized in the statement of income under "Gains and losses on financial assets held for trading".

Fair values are derived from quoted market prices in active markets (for example, exchange traded options), including recent market transactions and valuation techniques (eg, swaps and currency transactions), discounted cash and option pricing models, as appropriate. In determining the fair value, the credit risk of the counterparty and the entity itself is considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those in the main contract and the contract is not accounted for at fair value through profit or loss. These embedded derivatives are recorded separately at fair values, with changes in fair values being included in the consolidated income statement.

vi. Impairment of financial assets

a)	Financial assets recognized at amortized cost

At each balance sheet date, the Organization assesses whether there is objective evidence that the carrying amount of the financial assets is impaired. Impairment losses are only recognized if there is objective evidence that a loss occurs after the initial recognition of the financial asset and that the loss has an impact on the future cash flows of the financial asset or group of financial assets , which can be estimated reliably.

The criteria that the Organization uses to determine whether there is objective evidence of a impairment loss include:

- Relevant financial difficulty of the issuer or borrower;

- A breach of contract, such as default or delays in the payment of interest or principal;

- Economic or legal reasons related to the financial difficulty of the borrower, guarantees to the borrower a concession that the creditor would not consider;

- When it becomes probable that the policyholder declares bankruptcy or other financial reorganization;

- The disappearance of an active market for that financial asset due to financial difficulties; or

- Observable data indicating that there is a measurable reduction in estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the loss event can not yet be identified at the level of the individual financial assets in the portfolio, including:

(i) adverse changes in the payment situation of the borrowers of the assessed group; and

(ii) national or local economic conditions that correlate with default on assets.

The Organization considers evidence of impairment for both individually significant assets and for assets at the collective level. All significant financial assets are valued for specific losses.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

All significant assets that the evaluation indicates are not specifically impaired are evaluated collectively to detect any impairment losses incurred but not yet identified. Financial assets, accounted for at amortized cost, which are not individually significant, are evaluated collectively to detect impairment losses, grouping them according to similar risk characteristics. Financial assets, which are individually assessed for impairment and a loss is recognized, are not included in the collective assessment of impairment.

The amount of the loss is measured as the difference between the book value of the assets and the present value of the estimated future cash flows (excluding future credit losses that were not incurred) discounted at the original interest rate of the financial assets. The book value of the asset is reduced through provisions and the amount of the loss is recognized in the statement of income.

The calculation of the present value of the estimated future cash flows of a guaranteed financial asset reflects the cash flows, which may result from the asset's execution, less the costs of obtaining and selling the guarantee.

For the purposes of a collective assessment of impairment, financial assets are grouped based on similar credit risk characteristics (ie, based on the process, the Organization classifies the type of product, business segments, location geographical, type of guarantee, maturity and other related factors). These characteristics are relevant for estimating future cash flows for groups of such assets as they are indicative of the borrower's ability to pay all amounts owed in accordance with the contractual terms of the assets to be valued.

Future cash flows in a group of financial assets, tested together to determine if there is any impairment, are estimated based on the contracted cash flows of a group of assets and the history of losses for assets with risk characteristics similar to those of the group of assets. Loss history is adjusted according to current observable data to reflect the effects of current conditions that did not affect the period in which the loss history is based and to disregard the effects of the conditions existing in the historical period that do not currently exist.

The methodology and assumptions used to estimate future cash flows are reviewed regularly to reduce any differences between the loss estimates and the actual loss.

After the impairment loss, financial income is recognized using the effective interest rate, which was used to discount future cash flows in order to measure the impairment loss.

When it is not possible to receive a credit, it is written off against the respective provision for impairment. These credits are written off after the completion of all necessary recovery procedures for the determination of the loss amount. Subsequent recoveries of amounts previously written off are credited to the income statement.

b)	Financial assets classified as available for sale

The Organization shall assess, at the end of each reporting period, whether there is objective evidence that a financial asset or group of financial assets is deteriorating. For debt instruments, the Organization uses the criteria mentioned in item (a) above in order to identify a loss event.

In the case of equity instruments classified as available for sale, a material or prolonged decline in the fair value of the security below its cost is considered as evidence that impairment losses have been incurred.

       30     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

If any such evidence exists for available for sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value less any impairment loss on the previously recognized financial asset - is written off recognized in the statement of income.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event that occurred after the impairment loss was recognized, the reduction is reversed from the income statement. Impairment losses on capital instruments recognized in the statement of income are not reversed. Increase in fair value of equity instruments after impairment is recognized directly in equity in other comprehensive income.

e)     Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell – whichever is the lowest – and are included within “Non-current assets held for sale”.

f)    Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(i) below), if any. The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Bradesco      31

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/(expenses)”.

ii.   Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii.  Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

g)    Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchased intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

       32     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful life and residual values are reviewed at each reporting date and adjusted, if necessary.

iii.  Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(i) below) is immediately recognized in the consolidated statement of income.

h)        Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part of the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial lease.

Leases under the terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

Bradesco      33

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As a lessor, the Organization has substantial finance lease contracts, in value and total number of contracts.

i.    Finance Leases

Finance lease assets in the consolidated statement of financial position are initially recognized in the “loans and advances to customers” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the lease receivable and recognized as part of the effective interest rate of the contract, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses at the beginning of the lease term.

Recognition of financial revenue reflects a constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

The lease receivables are subject to the requirements of Write-off and credit Losses expected, described in the topic above, financial assets and liabilities, items v and viii, respectively.

ii.   Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from lease is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation and maintenance, incurred in the generation of income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

i)        Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

       34     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to CGU or groups of CGUs that are expected to benefit from the synergies of the combination.

When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss will be reversed if there has been a change in the estimates used to determine the recoverable amount or to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

j)     Provisions, contingent assets and liabilities and legal obligations

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and should only be disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

Contingent assets are recognized only when there are actual guarantees or definitive favorable court rulings, over which there are no more resources, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are only disclosed in the financial statements, when relevant.

Legal obligations arise from legal proceedings, the object of which is its legality or constitutionality, which, independently of the assessment of the likelihood of success, have their amounts fully recognized in the financial statements.

k)     Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial liabilities in accordance with IFRS 9 – Financial Instruments.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

l)   Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts less initial contracting costs. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

The Provision for Claims Incurred But Not Reported (IBNR) is constituted based on the claims incurred and not yet paid (IBNP), subtracting the balance of the Provision for Claims to be settled (PSL) at the base date of calculation. To calculate the IBNP, the final estimate of claims that have not yet been paid based on semiannual run-off triangles, which consider the historical development of the claims paid in the last 10 semesters for the branches of damages and the last 11 quarters for the extended guarantee business, in order to establish a future projection by period of occurrence and also considers the estimate of Claims Incurred But Not Enough Reported (IBNER), reflecting the expectation of alteration of the provisioned amount throughout the regulation process.

The Provision for Claims to be Settled (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of salvage and payments expected to be received.

The Provision for Related Expenses (PDR) is recorded on a monthly basis to cover expenses related to estimated claims and benefits. It covers both costs that can be individually allocated to each claim as well as claims costs not discriminated, meaning those incurred at the portfolio level.

The Complementary Provision for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see Note 2(l)(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

Other Technical Provisions (OPT) correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Life insurance, excluding life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, but including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions to be received for these benefits.

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The Provision for Claims Incurred But Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 semesters, to establish a future projection per period of occurrence. A residual cauda study is carried out to forecast the claims reported after 10 semesters of the date of occurrence.

       36     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the liability adequacy test (TAP). TAP is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected cost and the actual cost of claims that occurred during the period for contracts of individual life insurance with rights to participate in technical surplus.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For products structured under a capitalization regime, the reserve covers the expected expenses related to incurred claims and also claims expected to be incurred in the future.

iii.  Health and Dental Insurance

The Provision for Claims Incurred But Not Reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 months for health insurance and 18 months for dental insurance, to establish a future projection per period of occurrence

The Provision for Claims to be Settled (PSL) is based on claims received up to the reporting date, including judicial claims and related costs adjusted for inflation.

The Mathematical Provision for Benefits to be Granted (PMBaC) whose calculation methodology considers, in addition to the discount rate of 4% per year (4.5% in 2017), the difference between the present value of the future benefits and the present value of the future contributions, corresponding to the assumed obligations.

The mathematical reserve for vested benefits relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 4% annual discount rate (4.51% in 2017); the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The Mathematical Provision for Benefits Granted (PMBC-GBS) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance – "GBS Plan", and considering a discount rate of 4% per annum (4.5% in 2017).

The Unearned Premium or Contribution Provision (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The other technical provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 4% per year (4.5% in 2017).

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv.  Operations with DPVAT Insurance

Revenues from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora dos Consórcios do Seguro DPVAT S.A. (Seguradora Líder) in proportion to the percentage of Bradesco’s stake in the consortium. It is the function of the Seguradora Líder to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium, in accordance with the CNSP Resolution No. 332/15. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

v.   Open pension plans and life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage.  The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

The Mathematical Provision for Benefits to be Granted (PMBaC) is constituted to the participants who have not yet received any benefit. In defined benefit pension plans, the provision represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The provision is calculated using methodologies and assumptions set forth in the actuarial technical notes.

The Mathematical Provision for Benefits to be Granted (PMBaC) related to life insurance with survival coverage and unrestricted benefit pension plans (VGBL and PGBL), and defined contribution plans, includes the contributions, received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(l)(vi)). TAP is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the provision covers claims incurred. For plans structured under a capitalization regime, the provision is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the passive adequacy test (TAP).

The Financial Surplus Provision (PEF) corresponds to the financial result, which exceeds the guaranteed minimum profitability of contracts with a financial surplus participation clause.

       38     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for IBNR is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters to establish a future projection by period of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The provision "Other technical provisions (OPT)" comprises the mathematical provisions of benefits to be granted and benefits granted to this accounting line, as required by SUSEP. This amount refers to the difference between the calculation of mathematical provisions, carried out with realistic premises at the time, approved by the autarchy in 2004, and the calculation with the technical bases defined in the technical notes of the product.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Net income from insurance and pension plans”.

vi.  Liability Adequacy Test (TAP)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Organization used the risk free forward (ETTJ) rate which was approved by SUSEP.

The test was segmented between life insurance and pension products and property coverage, and liabilities related to DPVAT insurance were not included in the adequacy test.

•     Life and pension products

For private pension products and Life Insurance with Coverage for Survival, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management.

The projected average loss ratio was 44.6% for individual and collective individuals segments, obtained from analysis based on triangles for the development of Company claims generated with information from January 2007.

The result of the liability adequacy test for life insurance was fully recognized in the income statement.

•     Property Coverage

The expected present value of cash flows relating to claims incurred – primarily claims costs and salvage recoveries – was compared to the technical provisions for claims incurred – PSL and IBNR.

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses relating to products in run-off, was compared to the sum of the related technical provisions – PPNG and PPNG-RVNE.

Bradesco      39

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The projected average loss ratio was 10.10% for the Extended Guarantee segment and 52.8% for the elementary lines, including in this calculation the estimate of the future premium of the housing insurance portfolio, which is characterized by low loss ratio and long terms, since it accompanies the period of financing of the property.

The average reinsurance projected in the study, calculated on the basis of reported claims was 5.66%.

The result of the liability adequacy test, for property coverage, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

m)    Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating, assessed by a credit rating agency, to operate in the country, whereby all other reinsurance operations must be performed with local reinsurers. This is how Management understands that the impairment risks are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

n)    Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of 12 months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a 24 month period and life assurance costs are appropriated within 12 months.

o)    Employee benefits

Bradesco recognizes (in accordance with IAS 19), prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management. Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and is calculated separately for each plan, estimating the future defined benefit that the employees will be entitled to after leaving the Organization or at the time of retirement.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted at its current value and is presented net of the fair value of any plan assets.

       40     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary, using the projected unit credit method, as required by accounting rule.

Remeasurement of the net obligation, which include: actuarial gains and losses, the return of the assets of the plan other than the expectation (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

Net interest and other expenses related to defined benefit plans are recognized in the income statement.

iii.  Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the reporting date are discounted to their present value.

iv.  Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

p)    Capitalization bonds

The liability for capitalization bonds is registered in the line “Other liabilities”. Financial liabilities and revenues from capitalization bonds are accrued at the time bonds are issued.

Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and the deposit portion of each payment is remunerated at the referential rate (TR) plus 0.5% per month, which is used to determine the liability.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR), even if they have not won in the draw. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IFRS 9.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires, in accordance with IFRS 9 as it relates to the derecognition of a financial liability.

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

q)     Interest

Income from financial assets measured at amortized cost and at VJORA, except instruments of equity and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Bradesco      41

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

r)     Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

s)     Net insurance income

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies/ certificates/ endorsements and invoices, or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

The health insurance premiums are recorded in the premium account (result) or Unearned Premium or Contribution Provision (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to “DPVAT” insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the provision of accounts, which are subject to review by reinsurers. The deferral of these operations is carried out in a manner consistent with the related insurance premium and/or reinsurance contract.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of 24 months in health insurance operations and by the term of 12 months in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

       42     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

t)    Income tax and social contribution

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Assets - Deferred Taxes” and the deferred tax liabilities on tax differences in lease depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Liabilities - Deferred Taxes”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, and returned at the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax assets are amounts of taxes to be recovered through restitution or offset with taxes due from excess of taxes paid in relation to the current and/or previous period.

Current tax expenses are the expected amounts payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of various factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Bradesco      43

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Additional taxes that arise from the distribution of dividends by the Bank are recognized at the same time as the liability to pay the related dividend is recognized.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

u)     Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

v)    Shareholders’ Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

-            Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in shareholders’ equity, thus reducing the initial share value.

-            Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

-            Dividends payable

Dividends on shares are paid and provisioned during the year. In the Shareholders’ Meeting are destined at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

-            Capital transactions

Capital transactions are transactions between partners qualified as investment owners. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders’ equity.

       44     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3)    Risk Management

Risk management structure

The risk and capital management structure is made up of committees, which assist the Board of Directors, the CEO and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk Management and Capital Allocation Committee (COGIRAC), whose duty is to assure the fulfillment of the Organization’s risk management processes and policies and advise the Board of Directors in performing its duties in risk management, capital and control.

This committee is assisted by the Capital Management Executive Committee, and Risk Management Executive Committees in managing a) Credit risk, b) Market and Liquidity risk, c) Operational and Social and Environmental risk and d) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. In addition, it also has the support of the Products and Services Executive Committee and the Executive Committees in business areas, which, among other duties, suggest exposure thresholds to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

To comply with Resolution No. 4,557/17 of February 23, 2017, of the National Monetary Council (CMN), the Risk Committee was implemented in order to represent an advisory forum to the Board of Directors for the performance of its assignments related to risk and capital management, and the position of Chief Risk Officer (CRO) was formalized, which, among other responsibilities, exercises the supervision of the development, implementation and performance of the risk management structure, including its improvement, on independent basis and reporting to the Risk Committee, CEO and Board of Directors.

The Integrated Risk Control Department (DCIR), whose mission is to promote and to implementing risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Central Bank of Brazil rules for risk management activities.

Risk appetite

The risk appetite refers to the types and levels of risks that the Organization is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Organization, and guides the strategic and business plans, driving the budget planning and allowing Senior Management to optimize the allocation of capital at acceptable risk levels and types, considering the markets and the regulatory environment in which it operates.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions:

Bradesco      45

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•

Capital: to maintain a proper capital level, even on prospective basis, to cover unexpected losses, situations of stress and business opportunities, in compliance with regulatory requirements, thus ensuring the soundness of the Organization;

•	Profitability: to remunerate its capital on sustainable basis, seeking to cover the remuneration expectation of its shareholders in relation to the risks assumed in their business;
•

Liquidity: to maintain diversified and low cost sources of funding through interconnected network and dynamic and proper segmentation to provide a cash structure compatible with the size of its obligations; thus, ensuring survival even in adverse scenarios;

•

Loan: to focus on domestic clients, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted and maintaining proper levels of provisions and low levels of concentrations;

•

Market: to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude; and

•	Operational: to provide assurance with regard to appropriately carrying out the Organization’s business in accordance with laws regulations and policies, ensuring that processes are covered by controls that mitigate operational risks.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of adverse events and circumstances on capital, on liquidity or on the value of a portfolio of the Organization.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, Integrated Risk Control Department – DCIR, Department of Planning, Budgeting and Control – DPOC, among other areas. Both scenarios and results are discussed and approved by a specific Collegiate Body. Subsequently, they are submitted to the Executive Committee and Board of Directors, that, in addition to the scenarios and results of stress tests are also responsible for the approval of the program and guidelines to be followed.

Stress tests are used as a tool for managing risks: in its identification, measurement, evaluation, monitoring, control and mitigation of risks of the institution. The results of stress tests are used for evaluation of capital and liquidity levels of the institution, for preparation of the respective contingency plans, for evaluation of the capital adequacy and for the recovery plan. Similarly, the results are considered in the decisions related to strategic guidelines, definition of the levels and limits of risk appetite applied to the management of risks and capital, as well as in the definition of governance actions aimed at mitigation of risks identified by aligning them to the risk appetite of the Organization.

3.1.    Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations.

       46     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly loans and advances, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization exercises complete control over its net position (the difference between purchase and sale agreements) and potential future exposures from operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted by the Organization’s to its customers.

The Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Organization establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

Regarding the forms of mitigating the Counterparty credit risk that the Organization is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

Bradesco      47

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees.

The methodology used also follows the requirements established by CMN Resolution No. 4,327/14 and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of the Organization’s economic groups/customers uses an eighteen-level scale, in which fourteen levels represent performing loan operations.

Risk ratings for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out in a corporate manner and periodically monitored in order to preserve the quality of the credit portfolio.

For individuals, in general, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

The criteria regulated by Resolution No. 2,682 of the National Monetary Council are maintained for the constitution of the applicable provisions, according to the equivalence of the ratings shown in the table above.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

       48     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	Internal Rating	Organization classification
1	AA1
2	AA2
3	AA3
4	A1
5	A2	Low risk
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	C4	Medium risk
14	D
15	E
16	F	High risk
17	G
18	H

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

The credit risk monitoring area actively participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

This area continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Control and Monitoring

The credit risk of the Organization has its control and corporate follow-up performed in the credit risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Credit Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this committee are reported to the COGIRAC, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, credit recoveries, gross and net losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, being reviewed at least once a year.

Bradesco      49

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of credit risk

Periodically, the Organization evaluates the expected losses of the exposures subject to credit risk by means of statistical models and internal processes, considering the historical loss experience, which comprises approximately 8 years, as well as the current quality and characteristics of clients and operations, including their guarantees. Macroeconomic Information is also used in the measurement by means of econometric models that incorporate the current and prospective effects of economic variables in the estimates of expected loss. The main macroeconomic variables used in this process are tied to interest rates, inflation rates and internal and external economic activity indexes.

The Organization uses different indicators for classification in stages, according to the profile of the client and the operation. Below we present the breakdown of segments, according with stages and indictors.

Retail Segment:

•       Stage 1: up-to-date exposure or 30 days in arrears;

•       Stage 2: exposure between 31 and 90 days in arrears, except for residential real estate financing that is between 31 and 180 days, or classification to internal ratings framed as medium or high risk;

•       Stage 3 (Non-compliance or "impaired"): exposure due over 90 days, except for residential real estate financing that is above180 days.

Wholesale Segment:

•       Stage 1: up-to-date exposure or 30 days in arrears;

•       Stage 2: exposure due between 31 and 90 days, except for residential real estate financing that is between 31 and 180 days, or classification to internal ratings framed as medium or high risk;

•       Stage 3 (Non-compliance or "impaired"): material exposure due beyond 90 days, except for financing residential real estate, which is due over 180 days and/or that showed signs that they would not be honored in the agreed conditions without the execution of guarantees, such as: failing events, judicial recovery and restructuring of debts.

       50     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The expected losses are based on the multiplication of credit risk parameters: Probability of noncompliance (PD), Loss due to noncompliance (LGD) and Exposure to noncompliance (EAD).

The PD parameter refers to the probability of noncompliance perceived by the Organization regarding the client, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the client, such as the internal rating and segment, and the operation, such as product and warranty and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of noncompliance, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and warranty. Clients with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the particularities of each operation.

EAD refers to the exposure (book value) of the client in relation to the Organization at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of noncompliance of the client.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the credit risk exposure of the financial instruments:

	R$ thousand
	On December 31, 2018
	Gross value	Expected loss	Book value
Financial assets
Cash and balances with banks (Note 20)	107,209,743	-	107,209,743
Financial assets at fair value through profit or loss (Note 21)	246,161,150	-	246,161,150
Financial assets at fair value through other comprehensive income (Note 24)	178, 050,536	(337,506)	178,050,536
Loans and advances to banks (Note 26)	105,250,928	(1,978)	105,248,950
Loans and advances to customers (Note 27)	411,492,655	(31,105,579)	380,387,076
Securities at amortized cost (Note 28)	143,626,776	(3,022,038)	140,604,738
Other financial assets (Note 35)	43,893,309	-	43,893,309
Provision for Expected Loss
Loan Commitments (Note 27)	-	(2,551,676)	(2,551,676)
Financial guarantees (Note 27)	-	(719,216)	(719,216)
Items not recorded in the balance sheet (Note 46)	301,345,624	-	301,345,625
Total risk exposure	1,537, 030,721	(37,737,993)	1,499,630,235

The Organization's maximum credit risk exposure was R$1,499,630,235 thousand in 2018, which was an increase of 8.4% compared to 2017.

Of this exposure, R$107,209,743 thousand, or 7.1% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

Financial assets at fair value through profit or loss (16.4% of total exposure) are mostly low credit risk, composed mainly of Brazilian government securities at fair value and also include derivative financial instruments.

Financial assets at fair value through other comprehensive income amounted to R$178,050,536 thousand (11.9% of total exposure), are recorded at fair value with changes in ECL recognized in profit or loss and are represented mostly by Brazilian government securities, for details of these assets , see note 24.

Loans and advances to financial institutions, which are 7.0% of the total, consist basically of repurchase agreements which have a low credit risk.

Loans and advances to customers represent 25.4% of the total exposure, for details of these assets and the expected loss, see note 27 for details.

Financial assets at amortized cost represent 9.4% of the total, for details of these assets, see note 28.

Operations classified as "Other financial assets" represent 2.9% of the total and are basically comprised of foreign exchange operations and escrow deposits.

In 2018, items not recorded in the consolidated balance sheet (recorded in clearing accounts) totaled R$301,345,625, representing 20.1% of total exposure.

       52     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to customers

Concentration of credit risk

	On December 31
	2018	2017
Largest borrower	2.2%	2.5%
10 largest borrowers	9.1%	8.2%
20 largest borrowers	12.9%	12.2%
50 largest borrowers	18. 6%	17.8%
100 largest borrowers	22.9%	22.2%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	On December 31 - R$ thousand
	2018	%	2017	%
Public sector	9,259,368	2.3	9,676,927	2.6
Oil, derivatives and aggregate activities	9,092,151	2.2	9,410,382	2.5
Production and distribution of electricity	1,829	-	1,322	-
Other industries	165,388	-	265,223	0.1
Private sector	402,233,287	97.7	364,136,738	97.4
Companies	209,365,567	50.9	190,148,345	50.9
Real estate and construction activities	25,267,761	6.1	29,383,442	7.9
Retail	32,472,286	7.9	23,935,638	6.4
Services	19,086,508	4.6	17,996,533	4.8
Transportation and concession	17,261,369	4.2	14,190,284	3.8
Automotive	11,284,972	2.7	10,014,454	2.7
Food products	12,040,631	2.9	8,866,028	2.4
Wholesale	11,467,168	2.8	9,045,916	2.4
Production and distribution of electricity	4,784,015	1.2	7,360,804	2.0
Siderurgy and metallurgy	7,698,444	1.9	7,001,290	1.9
Sugar and alcohol	6,907,858	1.7	7,042,811	1.9
Other industries	61,094,555	14.8	55,311,145	14.8
Individuals	192,867,720	46.9	173,988,393	46.5
Total portfolio	411,492,655	100.0	373,813,665	100.0
Impairment of loans and advances	(31,105,579)		(27,055,566)
Total of net loans and advances to customers	380,387,076		346,758,099

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collaterals include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

The table below shows the financial effect of the guarantee on credit and financial lease transactions.

	R$ thousand
	2018
	Book value	Fair Value Guarantees
Individuals	192,867,720	121,318,093
Stage 1	165,031,788	109,456,403
Stage 2	15,354,577	8,925,277
Stage 3	12,481,355	2,936,413

Companies	218,624,935	77,161,470
Stage 1	177,191,748	61,244,814
Stage 2	21,750,673	7,374,186
Stage 3	19,682,514	8,542,470
Total	411,492,655	198,479,563

(1) Of the total balance of credit operations, R$284,373,526 thousand refers to operations without guarantees.

3.2.    Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial instruments, such as its asset and liability transactions that may have mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business areas to the Board of Directors.

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution No. 4,557/17, of CMN, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process, is also revised at least once a year by the Committees and approved the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The Trading Portfolio is monitored with the following limits:

•       Value at Risk (VaR);

•       Stress;

•       Income;

•       Financial Exposure / Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges.

The Banking Portfolio is monitored with the following limits:

•       Interest rate risk limit.

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in which the Organization portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gama-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio of Prudential Conglomerate (includes, in its consolidation basis, entities located in the country and abroad, financial institutions, similar to financial institutions over which the institution has direct or indirect control, in addition to investment funds pursuant to CMN Resolution No. 4,280/13) are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the Economic Value of Equity (EVE) methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

To measure the Banking Portfolio interest rate risk, the premise of prepayment of loans is not used. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. After all the deductions related to demand and savings deposits, for example, the required compulsory deposits held at Central Bank of Brazil, the remaining balance (free funds) is allocated in accordance with the maturity flows of fixed-rate lending operations, and in the case of savings, the risk factor considered for its mapping is the TR coupon.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Market and Liquidity Risk Management Executive Committee (CEGRIMEL) established the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to GEGRIMEL. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the CEGRIMEL for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from by the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the mark-to-market process are adopted by the Organization:

•         Commitment: the Organization is committed to ensuring that the prices used reflect the market value of the operations. Should information not be found, the Organization uses its best efforts to estimate the market value of the financial instruments;

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•         Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•         Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•         Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and

•         Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas - AVIM and by Regulatory Agencies.

In December 2014, the National Monetary Council published Resolution No. 4,389/14, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at market value and guidelines for the application of prudential adjustments for such instruments. The Organization aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Committee and submitted to approval of the Board of Directors, and they are revised at least once a year.

Should any threshold controlled by the Integrated Risk Control Department – DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk Management and Capital Allocation Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Organization created specific rules that were approved by the competent Committees.

The hedge transactions executed by Bradesco’s Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

•    control and classify the transactions,  respecting the exposure and risk limits in effect;

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•    alter, modify or revert positions due to changes in the market and to operational strategies; and

•    reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of their effectiveness, as well as their accounting implications.

Cash flow Hedge

On December 31, 2018, Bradesco maintained cash flow hedges. See more details in Note 23.

Standardized and “Continuous Use” Derivatives

Organization’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair value)

Risk factors	R$ thousand
	On December 31
	2018		2017
	Assets	Liabilities	Assets	Liabilities
Fixed rates	8,131,939	6,081,794	11,614,849	6,184,099
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	249,922	191,486	1,053,893	532,957
Exchange coupon	1,090,277	785,578	1,808,598	1,658,084
Foreign Currency	1,471,956	1,611,049	1,808,598	2,103,715
Equities	776,376	776,735	461,957	468,911
Sovereign/Eurobonds and Treasuries	3,805,259	1,099,612	560,619	360,252
Other	685,724	31,729	257,537	98,517
Total	16,211,453	10,577,983	17,566,051	11,406,535

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects in end of 2018 was R$5,776 thousand, with the interest rate risk Sovereign/Eurobonds and Treasuries as the largest participation of the portfolio.

Risk factors	R$ thousand
	On December 31
	2018	2017
Fixed rates	850	8,956
IGPM/IPCA	264	2,751
Exchange coupon	142	48
Foreign Currency	712	2,925
Sovereign/Eurobonds and Treasuries	3,770	826
Equities	655	289
Other	1,597	1
Correlation/diversification effect	(2,214)	(1,379)
VaR at the end of the year	5,776	14,417

Average VaR in the year	21,624	24,024
Minimum VaR in the year	4,316	5,499
Maximum VaR in the year	76,935	100,640

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk factors	R$ thousand
	On December 31
	2018	2017

VaR at the end of the year	5,776	14,417

Average VaR in the year	21,624	24,024
Minimum VaR in the year	4,316	5,499
Maximum VaR in the year	76,935	100,640

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gama–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon(1) (the highest between 10 days and the horizon of the portfolio)  by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2018		2017
	VaR	Stressed	VaR	Stressed
Interest rate	8,131	47,851	37,659	48,400
Exchange rate	5,666	20,959	7,715	17,300
Commodity price (Commodities)	8,194	14,704	1,110	200
Equities	3,355	4,844	2,065	7,400
Correlation/diversification effect	(7,569)	33,180	36,429	240
VaR at the end of the year	17,777	121,538	84,978	73,540

Average VaR in the year	69,852	117,946	87,358	107,059
Minimum VaR in the year	17,777	57,523	24,945	26,803
Maximum VaR in the year	252,797	231,080	369,342	236,895

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetic P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

Daily hypothetical and effective P&L over the last 250 business days surpassed their respective VaR four times, with a confidence level of 99%.

(1)  The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

According to the document published by the Basel Committee on Banking Supervision(2), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$185,192 thousand in 2018 (2017 – R$168,751 thousand), and the maximum estimated loss in the year of 2018 would be R$419,677 thousand (2017 – R$387,884 thousand).

	R$ thousand
	On December 31
	2018	2017
At the end of the year	59,489	103,949
Average in the year	185,192	168,751
Minimum in the year	52,716	53,426
Maximum in the year	419,677	387,884

Note: Values net of tax effects.

Sensitivity Analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.87 a scenario of R$3.91 was used, while for a 1-year fixed interest rate of 6.55%, a scenario of 6.56% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.87 a scenario of R$4.84 was used, while for a 1-year fixed interest rate of 6.55%, a 8.18% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.87 a scenario of R$5.81 was used, while for a 1-year fixed interest rate of 6.55%, a 9.82% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

(2) Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

       60     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		On December 31
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(67)	(11,474)	(22,374)	(359)	(61,497)	(120,385)
Price indexes	Exposure subject to variations in price index coupon rates	(22)	(2,462)	(4,706)	(147)	(17,576)	(33,298)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(3)	(236)	(460)	(9)	(420)	(839)
Foreign currency	Exposure subject to exchange rate variations	(331)	(8,265)	(16,529)	(1,629)	(40,736)	(81,473)
Equities	Exposure subject to variation in stock prices	(88)	(2,195)	(4,389)	(1,215)	(30,378)	(60,757)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(315)	(93,073)	(129,865)	(2,469)	(61,730)	(123,461)
Other	Exposure not classified in other definitions	-	(37)	(73)	-	-	-
Total excluding correlation of risk factors		(826)	(117,742)	(178,396)	(5,828)	(212,337)	(420,213)
Total including correlation of risk factors		(429)	(93,092)	(130,432)	(3,448)	(131,662)	(259,684)

 (1) Values net of taxes.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking Portfolios (1)
		On December 31
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(16,141)	(2,973,012)	(5,760,223)	(12,579)	(2,339,939)	(4,560,181)
Price indexes	Exposure subject to variations in price index coupon rates	(8,410)	(913,671)	(1,630,441)	(512)	(56,130)	(107,716)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,368)	(119,441)	(229,387)	(1,575)	(80,110)	(158,548)
Foreign currency	Exposure subject to exchange rate variations	(407)	(10,119)	(20,238)	(600)	(15,004)	(30,008)
Equities	Exposure subject to variation in stock prices	(21,229)	(530,729)	(1,061,459)	(16,289)	(407,237)	(814,475)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,762)	(92,193)	(184,758)	(4,978)	(205,764)	(406,054)
Other	Exposure not classified in other definitions	(412)	(10,298)	(20,596)	(12)	(307)	(613)
Total excluding correlation of risk factors		(49,729)	(4,649,463)	(8,907,102)	(36,545)	(3,104,491)	(6,077,595)
Total including correlation of risk factors		(37,535)	(3,905,602)	(7,499,908)	(26,956)	(2,678,101)	(5,232,466)

(1) Values net of taxes.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.3.    Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the liquidity level according to the risk appetite defined by the board, as well as the contingency plan and recovery for possible stress situations.

The Organization has a Liquidity Risk Management Policy approved by the Board of Directors, which has as one of its objectives to ensure the existence of norms, criteria and procedures for the correct monitoring of this type of risk, as well as the existence of a strategy and of action plans for liquidity crisis situations. The policy and controls established fully comply with the provisions of CMN Resolution No. 4,557/17.

Control and Monitoring

Liquidity risk management is carried out by the Treasury Department, based on the positions available, by independent area. The DCIR is responsible for the measurement methodology, control of the limits established by type of currency and company (including non-financial), review of policies, standards, criteria and procedures and studies for new recommendations.

Liquidity risk is monitored daily by the business and control areas and at the meetings of the Asset and Liability Management Treasury Executive Committee, which manages liquidity reserves, with term and currency mismatches. Monitoring is also handled by the Risk Committee and the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Since October 2017, the Organization adopted as metric also for internal management, Short-Term Liquidity indicator (liquidity coverage ratio), as provided by CMN Resolution No. 4,401/15 of Central Bank Circular Letter No. 3,749/15.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

LCR - Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is designed to ensure that the Organization maintains a sufficient level of liquid assets to cover liquidity needs in an eventual stress scenario. The LCR is the ratio between the stock of High Quality Liquid Assets (HQLA) and total net cash outflow, calculated based on a generic stress scenario. The formula shows the main components of the indicator as follows:

In accordance with the LCR implantation schedule, the level of the ratio between HQLA and total net cash outflows must comply with the following schedule:

Year	2016	2017	2018	As of 2019
% Required	70%	80%	90%	100%

The stress scenarios parameterization was conducted by the Regulator to capture idiosyncratic and market shocks, considering the period of 30 days. The items below show some of the shocks included in the methodology:

•    the partial loss of retail and uncollateralized wholesale funding, as well as short-term funding capacity;

•    the additional outflow of funds, contractually foreseen, due to the downgrading of the institution’s credit rating by up to three levels, including eventual additional collateral requirements;

•    an increase in the volatility of factors that impact collateral quality or the potential future exposure of derivative positions, resulting in the application of larger collateral discounts or a call for additional collateral or in other liquidity requirements;

•    withdrawals of higher than expected amounts from credit/liquidity lines granted; and

•    the potential need to repurchase debt or honor non-contractual obligations in order to mitigate reputational risk.

High Quality Liquid Assets (HQLA)

HQLA are assets that maintain their market liquidity in periods of stress and that meet the minimum requirements established by the Central Bank of Brazil, such as, among others, being free of any legal impediment or restriction; suffering little or no loss in market value when converted into cash; having a low credit risk; easy and accurate pricing; and being traded in an active and important market, with little difference between the purchase and sale price, high traded volume and a large number of participants. These assets are subject to weighting factors which may reduce their value, for example, in accordance with the risk rating of their issuer or the historic variation in their market price, among other requirements.

Cash Outflows and Inflows

Cash outflows are the result of a reduction in deposits and funding; the maturity of securities issued; scheduled contractual obligations for the next 30 days; margin adjustments and calls in derivative operations; the utilization/withdrawal of credit and liquidity lines granted by the Bank; and contingent cash outflows.

Cash inflows for the next 30 days correspond to the expected receipt of loans and financings; deposits; securities; and margin adjustments and easing in derivative operations.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the average LCR Prudential Conglomerate:

R$ thousand
Information on the Liquidity Coverage Ratio (LCR)
		On December 31 (1)		On December 31 (2)
		2018		2017
		Average Amount (3)	Weighted Average Amount (4)	Average Amount (3)	Weighted Average Amount (4)
Number of Line	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		140,377,669		125,596,242
Number of Line	Cash Outlows
2	Ratail funding:	235,539,799	21,919,302	210,005,411	17,749,477
3	Stable funding	119,809,242	5,990,462	135,661,528	6,783,076
4	Less stable funding	115,730,557	15,928,840	74,343,883	10,966,401
5	Non-collateralized wholesale funding:	125,136,835	50,927,871	112,474,083	50,716,519
6	Operating deposits (all counterparties) and affiliated cooperative deposits	8,648,728	432,436	8,152,936	407,647
7	Non-operating deposits (all counterparties)	115,864,088	49,871,416	103,275,838	49,263,563
8	Other non-collateralized wholesale funding	624,019	624,019	1,045,309	1,045,309
9	Collateralized wholesale funding	-	5,361,781	-	6,656,909
10	Additional requirements:	104,341,246	14,181,343	97,751,894	13,746,422
11	Related to exposure to derivatives and other collateral requirements	14,419,270	6,741,269	15,192,265	7,089,564
12	Related to funding losses through the issue of debt instruments	554,811	554,811	345,574	345,574
13	Related to lines of credit and liquidity	89,367,165	6,885,263	82,214,055	6,311,284
14	Other contractual obligations	33,875,647	31,857,396	30,492,461	28,811,462
15	Other contingent obligations	122,319,336	4,915,397	131,133,680	5,160,312
16	Total cash outflows	-	129,163,091	-	122,841,100
Number of Line	Cash Inflows
17	Collateralized loans	95,238,798	-	161,500,640	-
18	Outstanding loans whose payments are fully up-to-date	30,039,902	16,950,831	32,424,050	21,009,387
19	Other cash inflows	37,235,944	30,511,989	24,624,328	21,429,233
20	Total cash inflows	162,514,644	47,462,820	218,549,018	42,438,620
			Total Adjusted Amount (5)		Total Adjusted Amount (5)
21	Total HQLA		140,377,669		125,596,242
22	Total net cash outflow		81,700,271		80,402,480
23	LCR (%) (5)		171.8%		156.2%

(1) Calculated based on the simple daily average of the months that compose the quarter (61 observations);

(2) Calculated based on the simple average of the closing of the months that compose the quarter (3 observations);

(3) Corresponds to the total balance related to the item of cash inflows or outflows;

(4) Corresponds to the value after application of the weighting factors; and

(5) Corresponds to the calculated value after the application of weighting factors and limits.

The amount of net assets (HQLA) consists, in addition to the compulsory returns and reserves at the Central Bank of Brazil, mainly of federal government securities. These net assets resulted in R$140,377,668 thousand, the average of the fourth quarter of 2018.

Related to the cash outflows, based on the regulatory stress scenario (line 16), about 56.0% are redemptions and non-renewals retail and wholesale funding without collateral (unsecured), as shown on the lines 2 and 5 of the table.

Another relevant group refers to the item "Other contractual obligations" (line 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to R$47,462,820 thousand in the average of the fourth quarter of 2018, stand out the receipts of loans operations (partial renewal), the inflows of Trade Finance operations, cash and cash equivalents and redemptions of securities in addition to the inflow of transfer and credit card operations.

Bradesco      65

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Net Stable Funding

The Net Stable Funding (NSFR) aims to asses if the Organization is financing its activities (assets) from more stable sources of funding (liabilities). The NSFR corresponds to the ratio between the Available Stable Funding (ASF) and the Required Stable Funding (RSF), which are defined according to the structures of assets and liabilities of the institution that are weighted according to the definitions of the Regulator.

The following figure shows the main components of the indicator:

Available Stable Funding (ASF)

The available stable funding is represented by the Liabilities and Shareholders’ Equity, which are weighted according to their stability, in which the resources considered as more stable are determined mainly by behavioral aspects of the clients, also considering their relationship with the institution, legal aspects and other variables implied.

Required Stable Funding (RSF)

The required stable funding shall be determined according to the assets in the balance sheet and other financial instruments, for example, credit limits provided and guarantees given, which are weighted by aspects related to the type of operation, maturity, and counterparty, among others.

The following table shows the NSFR of December of the Prudential Conglomerate:

R$ thousand
Information on the Long-term Indicator (NSFR)
		On December 31, 2018 (1)				Weighted Average (2)
		Amount per effective term of residual maturity
		Without expiration	Less than 6 months	Greater than or equal to 6 months and less than one year	Greater than or equal to one year
Line Number	Available stable funding (ASF)
1	Capital	121,289,750	-	-	47,181,305	168,471,055
2	Reference Equity, gross of regulatory deductions	121,289,750	-	-	-	121,289,750
3	Other instruments not included in line 2	-	-	-	47,181,305	47,181,305
4	Retail Funding, of which:	125,747,484	121,158,206	928,202	3,531,590	232,929,002
5	Stable funding	80,033,425	46,858,729	46,015	467	120,591,728
6	Less stable fundraising	45,714,059	74,299,478	882,187	3,531,123	112,337,274
7	Wholesale Funding, of which:	22,215,270	360,387,800	37,722,267	113,139,255	203,870,597
8	Operating deposits and deposits of affiliated cooperatives	9,164,749	-	-	-	4,157,051
9	Other wholesale fundings	13,050,521	360,387,800	37,722,267	113,139,255	199,713,546
10	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	26,014,027	20,575	203,130	-
11	Other liabilities, of which:	67,588,097	16,123,614	-	-	2,394,664
12	Derivatives whose replacement value is less than zero		16,123,614	-	-
13	Other liabilities or shareholders' equity not included in the previous items	67,588,097	-	-	-	2,394,664
14	Total Available Stable Funding (ASF)					607,665,317

       66     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand
Line Number	Required Stable Funding (ASF)
15	Total High Liquidity Assets (HQLA)					10,978,040
16	Operating deposits held in other financial institutions	-	-	-	-	-
17	Securities, securities and transactions with financial institutions, non-financial institutions and central banks, of which:	4,981,329	208,163,497	51,172,541	237,826,970	281,492,138
18	Transactions with financial institutions collateralized by Level 1 HQLA	-	5,583,766	-	-	558,377
19	Transactions with financial institutions collateralized by HQLA Level 2A, Level 2B or without collateral	-	100,234,344	2,463,757	2,351,303	5,077,176
20	Loans and financing granted to wholesale, retail, central government and central bank operations, of which:	-	96,715,762	46,251,306	142,375,233	195,963,868
21	Operations with a Risk Weighting Factor (FPR) of less than or equal to 35%, pursuant to Circular No. 3644, of 2013	-	-	-	-	-
22	Residential real estate financing, of which:	-	904,499	892,290	30,708,792	20,859,110
23	Operations that comply with the provisions of Circular No. 3644, of 2013, art. 22	-	904,499	892,290	30,708,792	20,859,110
24	Securities not eligible for HQLA, including shares traded on the stock exchange	4,981,329	4,725,126	1,565,188	62,391,642	59,033,607
25	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	28,233,429	4,997,705	231,882	-
26	Other assets, of which:	190,860,571	14,761,798	1,377,311	26,863,862	178,448,718
27	Operations with gold and commodities, including those with a forecast of physical settlement	-				-
28	Assets provided as a result of the deposit of initial guarantee margin in operation with derivatives and participation in mutualized guarantee funds of clearing houses and clearing and settlement service providers that are interposed as central counterparty	-	-	-	9,091,888	7,728,105
29	Derivatives whose replacement value is greater than or equal to zero	-	-	-	14,140,931	-
30	Derivatives whose replacement value is less than zero, gross of the deduction of any guarantee provided as a result of the margin deposit	-	-	-	-	806,181
31	Other assets not included in the previous lines	190,860,571	14,761,798	1,377,311	3,631,043	169,914,433
32	Transactions not recorded in the balance sheet	-	305,134,878	-	-	11,028,648
33	Total Required Stable Funding (RSF)					481,947,545
34	NSFR (%)					126,1%
(1) Corresponds to the balance-sheet total; quarter (61 comments); and (2) Corresponds to the value after applying the weighting factors.

The NSFR long term indicator presented a volume weighted for available stable funding resources much higher to that of required stable funding resources, with a surplus weighted balance of approximately R$126 billion, resulting in an indicator of 126.1%.

The amount of available stable funding (ASF) is formed largely by the funding of clients considering the level of stability as the main factor for the contribution of the ASF. The calculation of December 2018 for the ASF presented a participation of 38% from the funding of Retail and 34% from the funding of Wholesale.

The values of required stable funding (RSF) are constituted by the Asset items and by items not recognized on the balance sheet. These balance sheets are weighted according to their respective liquidity profile, therefore, the items related to loans and other assets, with low or no liquidity, feature prominently in the RSF (high weighting factors), while highly liquid assets, such as, for example unpledged federal public securities, receive low weighting factors. For the month of December 2018 the loan operations (item 20) accounted for 41% of the total RSF, while other assets (item 31) participated in 35% of the RSF.

Bradesco      67

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to Management. This process includes the use of several analysis instruments to monitor liquidity, such as:

•       Daily distribution of liquidity control instruments;

•       Automatic intra-day update of the liquidity reports for appropriate management by the Treasury Department;

•       Preparation of reports with past behavior and future simulations based on scenarios;

•       Daily verification of compliance with minimum liquidity levels;

•       Elaboration of complementary reports where the concentrations of funding by type of product, term and counterparty are presented; and

•       Weekly reports to the Senior Management, showing the behavior and expectations related to the liquidity situation.

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the percentage of the established limit utilized. Thus, the lower the liquidity ratios, the higher the number and echelon of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	On December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	187,971,161	11,043,189	31,568,186	18,339,106	6,278,070	255,199,712
Deposits from customers	154,751,012	8,321,457	51,709,653	142,724,058	86,171	357,592,351
Funds from issuance of securities	2,715,463	7,704,113	57,416,558	110,993,400	2,819,759	181,649,293
Subordinated debt	303,419	83,095	6,290,777	25,122,764	43,080,703	74,880,758
Other financial liabilities (1)	38,764,438	11,790,526	4,717,811	3,672,499	3,652,961	62,598,235
Total liabilities	384,505,493	38,942,380	151,702,985	300,851,827	55,917,664	931,920,349

       68     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2017
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	197,275,471	17,199,209	47,240,285	25,251,295	6,593,477	293,559,737
Deposits from customers	141,846,015	7,519,939	16,476,264	106,861,185	117,268	272,820,671
Funds from issuance of securities	3,346,915	13,222,173	69,548,689	77,143,455	1,503,901	164,765,133
Subordinated debt	896,349	3,705,136	6,942,643	27,064,409	33,166,577	71,775,114
Other financial liabilities (1)	43,606,124	8,785,744	2,290,146	3,711,492	4,046,006	62,439,512
Total liabilities	386,970,874	50,432,201	142,498,027	240,031,836	45,427,229	865,360,167

 (1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted contractual cash flows of the financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

The gross cash outflows presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•       Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

Bradesco      69

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	On December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	1,302,578	464,191	6,428,914	6,266,955	350,374	14,813,012
Non-deliverable forwards	96,680	141,438	250,176	25,676	637	514,607
• Purchased	14,062	17,695	101,869	18,090	637	152,353
• Sold	82,618	123,743	148,307	7,586	-	362,254
Premiums of options	1,001,464	20,355	127,983	123,491	372,057	1,645,350
Adjustment payables - future	21,283	-	-	-	-	21,283
Total of derivative liabilities	2,422,005	625,984	6,807,073	6,416,122	723,068	16,994,252

	R$ thousand
	On December 31, 2017
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	279,134	125,468	536,406	12,169,717	166,038	13,276,763
Non-deliverable forwards	201,115	95,761	147,710	66,682	737	512,005
• Purchased	73,599	53,513	90,914	65,640	737	284,403
• Sold	127,516	42,248	56,796	1,042	-	227,602
Premiums of options	551,220	13,510	34,443	63,052	303,200	965,425
Adjustment payables - future	155,305	-	-	-	-	155,305
Total of derivative liabilities	1,186,774	234,739	718,559	12,299,451	469,975	14,909,498

       70     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2018
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	107,209,743	-	-	-	-	-	107,209,743
Financial assets at fair value through profit or loss	3,129,166	3,917,446	5,425,013	164,553,949	61,990,603	7,144,973	246,161,150
Financial assets at fair value through other comprehensive income	17,262,976	44,288,649	14,212,201	67,290,177	24,067,050	10,929,483	178,050,536
Loans and advances to customers, net of impairment	62,060,766	92,247,120	52,642,217	124,423,414	49,013,559	-	380,387,076
Loans and advances to banks, net of impairment	32,770,492	68,354,830	1,831,146	2,292,482	-	-	105,248,950
Securities, net of provision for losses	1,040,454	2,361,956	855,476	91,922,854	44,423,998	-	140,604,738
Other financial assets (1)	29,524,094	134,393	131,233	11,910,297	2,193,292	-	43,893,309
Total financial assets	252,997,691	211,304,394	75,097,286	462,393,173	181,688,502	18,074,456	1,201,555,502

Liabilities
Financial liabilities at amortized cost
Deposits from banks	193,135,637	20,377,472	13,489,852	15,646,679	4,664,339	-	247,313,979
Deposits from customers (2)	154,046,665	15,639,175	42,076,109	128,959,777	26,470	-	340,748,196
Funds from issuance of securities	2,598,083	29,410,415	34,192,057	81,108,678	719,785	-	148,029,018
Subordinated debt	7,059	149,894	6,305,187	22,492,556	15,434,005	9,254,743	53,643,444
Other financial liabilities (3)	38,764,438	11,790,526	4,717,811	3,672,499	3,652,961	-	62,598,235
Financial liabilities at fair value through profit or loss	15,066,551	373,896	162,153	177,029	372,458	-	16,152,087
Provision for Expected Loss
Loan Commitments	-	-	-	2,551,676	-	-	2,551,676
Financial guarantees	-	-	-	719,216	-	-	719,216
Insurance technical provisions and pension plans (2)	216,282,259	2,347,327	939,034	32,009,667	-	-	251,578,287
Total financial liabilities	619,900,692	80,088,705	101,882,203	287,337,777	24,870,018	9,254,743	1,123,334,138

Bradesco      71

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2017
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	81,742,951	-	-	-	-	-	81,742,951
Financial assets held for trading	15,181,714	10,934,575	5,501,249	146,527,365	56,173,284	7,391,854	241,710,041
Financial assets available for sale	2,422,266	9,392,915	19,351,886	83,816,085	33,391,763	11,037,807	159,412,722
Investments held to maturity	7,753	2,454	19,205	10,284,940	28,691,766	-	39,006,118
Financial assets pledged as collateral	25,977,537	111,922,357	2,543,922	40,965,417	2,565,940	-	183,975,173
Loans and advances to banks	23,136,673	3,544,426	3,387,187	1,754,483	424,955	-	32,247,724
Loans and advances to customers	55,830,036	80,715,548	51,526,092	114,151,120	44,535,303	-	346,758,099
Other financial assets (1)	25,375,820	1,340,567	1,807,856	11,322,882	1,872,358	-	41,719,483
Total financial assets	229,674,750	217,852,842	84,137,397	408,822,292	167,655,369	18,429,661	1,126,572,311

Liabilities
Deposits from banks	197,177,061	29,640,587	31,589,994	22,221,075	5,328,751	-	285,957,468
Deposits from customers (2)	142,525,722	11,400,607	10,531,633	97,523,112	27,371	-	262,008,445
Financial liabilities held for trading	13,552,386	201,643	81,073	134,649	305,248	-	14,274,999
Funds from issuance of securities	3,422,727	31,299,770	48,540,240	51,142,979	768,374	-	135,174,090
Subordinated debt	738,929	9,428,997	640,536	20,767,242	18,603,697	-	50,179,401
Insurance technical provisions and pension plans (2)	207,499,559	2,411,996	939,034	28,239,001	-	-	239,089,590
Other financial liabilities (3)	43,606,124	8,785,744	2,290,146	3,711,492	4,046,006	-	62,439,512
Total financial liabilities	608,522,508	93,169,344	94,612,656	223,739,550	29,079,447	-	1,049,123,505

(1) Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2) Demand and savings deposits and technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

       72     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Organization segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2018
	Current	Non-current	Total
Assets
Total financial assets	539,399,371	662,156,131	1,201,555,502
Non-current assets held for sale	1,353,330	-	1,353,330
Investments in associated companies	-	8,125,799	8,125,799
Premises and equipment	-	8,826,836	8,826,836
Intangible assets and goodwill, net of accumulated amortization	-	16,128,548	16,128,548
Taxes to be offset	3,683,210	9,815,054	13,498,264
Deferred income tax assets	-	48,682,569	48,682,569
Other assets	5,443,840	1,929,026	7,372,866
Total non-financial assets	10,480,380	93,507,832	103,988,212
Total assets	549,879,751	755,663,963	1,305,543,714

Liabilities
Total financial liabilities	801,871,600	321,462,538	1,123,334,138
Other reserves	1,846,682	17,955,489	19,802,171
Current income tax liabilities	2,373,261	-	2,373,261
Deferred income tax assets	48,925	1,151,664	1,200,589
Other liabilities	32,630,277	1,527,158	34,157,435
Total non-financial liabilities	36,899,145	20,634,311	57,533,456
Total equity	-	124,676,120	124,676,120
Total liabilities	838,770,745	466,772,969	1,305,543,714

	R$ thousand
	On December 31, 2017
	Current	Non-current	Total
Assets
Total financial assets	531,664,989	594,907,322	1,126,572,311
Non-current assets held for sale	1,520,973	-	1,520,973
Investments in associated companies	-	8,257,384	8,257,384
Premises and equipment	-	8,432,475	8,432,475
Intangible assets and goodwill, net of accumulated amortization	-	16,179,307	16,179,307
Taxes to be offset	4,589,981	5,934,594	10,524,575
Deferred income tax assets	-	43,731,911	43,731,911
Other assets	6,602,669	2,531,835	9,134,504
Total non-financial assets	12,713,623	85,067,506	97,781,129
Total assets	544,378,612	679,974,828	1,224,353,440

Liabilities
Total financial liabilities	796,304,508	252,818,997	1,049,123,505
Other reserves	1,349,366	17,141,361	18,490,727
Current income tax liabilities	2,416,345	-	2,416,345
Deferred income tax assets	36,344	1,215,503	1,251,847
Other liabilities	33,460,225	1,917,087	35,377,312
Total non-financial liabilities	37,262,280	20,273,951	57,536,231
Total equity	-	117,693,704	117,693,704
Total liabilities	833,566,788	390,786,652	1,224,353,440

Bradesco      73

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.4.   Fair value of financial assets and liabilities

The Organization applies IFRS 13 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•       Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

       74     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2018
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	202,199,216	4,556,831	3	206,756,050
Corporate debt and marketable equity securities	3,678,532	5,206,852	418,558	9,303,942
Bank debt securities	1,554,257	8,610,197	-	10,164,454
Mutual funds	3,657,393	-	-	3,657,393
Foreign governments securities	849,114	-	-	849,114
Brazilian sovereign bonds	659,603	-	-	659,603
Financial assets at fair value through profit or loss	212,598,115	18,373,880	418,561	231,390,556
Derivative financial instruments (assets)	34,752	14,699,247	36,595	14,770,594
Derivative financial instruments (liabilities)	(32,434)	(16,095,752)	(23,901)	(16,152,087)
Derivatives	2,318	(1,396,505)	12,694	(1,381,493)
Brazilian government securities	150,778,773	-	39,982	150,818,755
Corporate debt securities	3,761,191	1,759,544	454,459	5,975,194
Bank debt securities	5,715,372	205,704	-	5,921,076
Brazilian sovereign bonds	1,564,667	-	-	1,564,667
Mutual funds	2,841,361	-	-	2,841,361
Marketable equity securities and other stocks	5,266,028	2,649,350	3,014,105	10,929,483
Financial assets at fair value through other comprehensive income	169,927,392	4,614,598	3,508,546	178,050,536
Total	382,527,825	21,591,973	3,939,801	408,059,599

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	198,273,452	3,975,816	4	202,249,272
Corporate debt and marketable equity securities	3,716,053	8,271,295	352,442	12,339,790
Bank debt securities	1,952,015	6,396,254	-	8,348,269
Mutual funds	4,377,508	-	-	4,377,508
Foreign governments securities	528,010	-	-	528,010
Brazilian sovereign bonds	307	-	-	307
Trading securities	208,847,345	18,643,365	352,446	227,843,156
Derivative financial instruments (assets)	46,601	13,814,312	5,972	13,866,885
Derivative financial instruments (liabilities)	-	(14,264,124)	(10,875)	(14,274,999)
Derivatives	46,601	(449,812)	(4,903)	(408,114)
Brazilian government securities	103,237,635	-	44,123	103,281,758
Corporate debt securities	4,786,078	31,740,856	3,451,696	39,978,630
Bank debt securities	1,086,454	97,399	-	1,183,853
Brazilian sovereign bonds	728,127	-	-	728,127
Foreign governments securities	3,202,547	-	-	3,202,547
Marketable equity securities and other stocks	4,380,606	3,261,732	3,395,469	11,037,807
Available-for-sale securities	117,421,447	35,099,987	6,891,288	159,412,722
Brazilian government securities	53,841,066	-	-	53,841,066
Corporate debt securities	825,287	-	-	825,287
Bank debt securities	4,904,070	-	-	4,904,070
Brazilian sovereign bonds	713,555	-	-	713,555
Financial assets pledged as collateral	60,283,978	-	-	60,283,978
Total	386,599,371	53,293,540	7,238,831	447,131,742

Derivative Assets and Liabilities

The Organization’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps which have corporate debt securities as underlyings.

       76     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2018 and 2017:

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivatives	Total
Balance on December 31, 2016	287,224	5,013,353	(8,617)	5,291,960
Included in the statement of income and other comprehensive income	15,868	(735,002)	-	(719,134)
Acquisitions	74,908	4,019,844	3,714	4,098,466
Write-offs	(25,554)	(1,406,907)	-	(1,432,461)
Balance on December 31, 2017	352,446	6,891,288	(4,903)	7,238,831
Included in the statement of income and other comprehensive income	24,142	(374,664)	-	(350,522)
Acquisitions	150,950	91,668	17,597	260,215
Write-offs	(22,262)	(939)	-	(23,201)
Transfer with categories (1)	-	(3,419,149)	-	(3,419,149)
Transfer levels	(86,715)	320,342	-	233,627
Balance on December 31, 2018	418,561	3,508,546	12,694	3,939,801

 (1) With the adoption of IFRS 9, a significant portion of the debentures that were in the category of available for sale are now measured at amortized cost.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2018, 2017 and 2016:

	R$ thousand
	Year ended December 31, 2018
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similar income	8,415	79,579	87,994
Net trading gains/(losses) realized and unrealized	15,727	(454,243)	(438,516)
Total	24,142	(374,664)	(350,522)

	R$ thousand
	Year ended December 31, 2017
	Financial assets held for trading	Financial assets available for sale	Total
Interest and similar income	25,967	182,269	208,236
Net trading gains/(losses) realized and unrealized	(10,099)	(917,271)	(927,370)
Total	15,868	(735,002)	(719,134)

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets available for sale	Total
Interest and similar income	16,518	207,164	223,682
Net trading gains/(losses) realized and unrealized	(3,363)	(1,381,389)	(1,384,752)
Total	13,155	(1,174,225)	(1,161,070)

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	On December 31, 2018
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(7)	(1,491)	(2,669)	(102)	(20,473)	(36,901)
Price indexes	-	-	-	(16)	(1,750)	(3,296)
Equities	(1,748)	(43,705)	(87,410)	(15,987)	(399,669)	(799,338)

	R$ thousand
	On December 31, 2017
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(8)	(1,931)	(3,482)	(63)	(14,873)	(26,345)
Price indexes	-	-	-	(10)	(1,269)	(2,394)
Equities	(1,351)	(33,783)	(67,567)	(17,825)	(445,615)	(891,231)

 (1) Values net of taxes.

       78     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.87 a scenario of R$3.91 was used, while for a 1-year fixed interest rate of 6.55%, a 6.56% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.87 a scenario of R$4.84 was used, while for a 1-year fixed interest rate of 6.55%, a 8.18% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.87 a scenario of R$5.81 was used, while for a 1-year fixed interest rate of 6.55%, a 9.82% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2018
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	105,248,950	-	105,248,950	105,248,950
· Customers	-	-	381,797,390	381,797,390	380,387,076
Securities at amortized cost	90,337,827	50,758,010	5,827,822	146,923,659	140,604,738

Financial liabilities
Deposits from banks	-	-	248,216,967	248,216,967	247,313,979
Deposits from customers	-	-	340,512,921	340,512,921	340,748,196
Funds from issuance of securities	-	-	147,572,438	147,572,438	148,029,018
Subordinated debt	-	-	54,081,544	54,081,544	53,643,444

	R$ thousand
	On December 31, 2017
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
· securities purchased under agreements to resell	-	123,691,195	-	123,691,195	123,691,195
Held to maturity	29,182,489	11,963,782	-	41,146,271	39,006,118
Loans and receivables
· Banks (1)	-	32,247,724	-	32,247,724	32,247,724
· Customers (1)	-	-	346,633,592	346,633,592	346,758,099

Financial liabilities
Deposits from banks	-	-	285,716,505	285,716,505	285,957,468
Deposits from customers	-	-	261,760,442	261,760,442	262,008,445
Funds from issuance of securities	-	-	134,890,631	134,890,631	135,174,090
Subordinated debt	-	-	51,012,436	51,012,436	50,179,401

 (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date.

The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

       80     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost

Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 28 and 29 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.   Independent Model Validation

The main purpose of the Independent Model Validation Area – AVIM is to verify if the models operate according to the objectives envisaged, as well as if its results are suitable for the uses for which they are intended.

The Independent Model Validation adopts a methodology that includes quantitative and qualitative dimensions, assessing the adequacy of processes of governance, construction of models and their assumptions, and use and monitoring of the models, which are:

Qualitatives

•	Scope of the Model: scope or coverage of the model, which encompasses the purpose for which it is intended, the type of risk involved, the companies exposed to this risk, the portfolios, products, segments, channels, etc.;

•	Application of the Model: aspects relating to the use of the model, which includes the definition of the model, the reasonableness in the use of the factors of the model, and the flow and timeliness of information for decision making; and

•	Technological Environment and Consistency of Data: structure of systems and controls involved in the calculations performed by the model and the process in which the model is inserted. It also encompasses the consistency of data, considering the features of version control and access, backup, traceability, changes of parameters, quality of data, contingency of systems and automated controls.

Quantitatives

•	Measuring System: challenge to the procedures for measurement of risk, both basis and stress, encompassing the definition, implementation and validation of the method, consisting of the methodology, assumptions, parameters, calculation routine, input data and results; and

•	Backtesting: statistical procedure used to assess the adherence of the model by comparing the values estimated by the model and the values observed over a period of time, previously defined. It includes methodological aspects of formalization and use for the improvement of the model.

Bradesco      81

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the implementation of its activities, the AVIM may use structures already deployed and ingrained in the Organization with the aim of avoiding the overlap of functions. Its results are reported to the managers and to the Integrated Risk Management and Capital Allocation Committee.

3.6.   Capital management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization's strategic goals to support the risks inherent to its activities. It includes the preparation of the capital plan, identifying the contingency actions to be considered in stress scenarios.

In line with the strategic guidelines, the Organization manages capital, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors.

The governance structure for the capital management and the Internal Capital Adequacy Assessment Process (ICAAP) is composed by Committees and its highest level body is the Board of Directors. The most important is the Planning, Budget and Control Department – DPOC, whose mission is to provide the efficient and effective management of the business through strategic management and planning. The DPOC supports the Senior Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels. The Department is responsible for complying with the provisions of Central Bank of Brazil regarding capital management activities.

Capital Adequacy

The RC adequacy is verified daily to ensure that the Organization maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The determination of the Central Bank of Brazil is that the financial institutions permanently maintain capital and additional Common Equity Tier I (Conservation, Countercyclical and Systemic) compatible with the risks from their activities. The risks are represented by Risk-Weighted Asset (RWA), which is calculated based on, at least, the sum of Credit, market and operational risk components.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

Analysis of Reference Equity (PR)

Following is the detailed information on the Organization's Capital, in compliance with the Prudential Conglomerate:

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31
	2018	2017
	Prudential
Tier I capital	90,322,147	80,084,744
Common equity	81,090,060	75,079,777
Shareholders’ equity	121,120,869	110,457,476
Minority / Other	169,606	68,072
Prudential adjustments (1)	(40,200,415)	(35,445,771)
Additional Capital (3)	9,232,087	5,004,967
Tier II capital	27,618,026	24,588,090
Subordinated debts (Resolution No. 4.192/13)	22,416,933	16,947,024
Subordinated debts (prior to Resolution No. 4.192/13)	5,201,093	7,641,066
Reference Equity (a)	117,940,173	104,672,834

- Credit risk	598,057,619	554,928,771
- Market risk	10,407,258	8,908,205
- Operational risk	53,150,786	47,605,162
Risk-weighted assets – RWA (b)	661,615,663	611,442,138
Banking Book's Interest Rate Risk	5,180,343	3,527,467
Margin (Capital Buffer) (2)	34,911,835	34,226,583
Basel ratio (a/b)	17.8%	17.1%
Tier I capital	13.7%	13.1%
- Principal capital	12.3%	12.3%
- Additional capital	1.4%	0.8%
Tier II capital	4.2%	4.0%
(1) As from January 2018, the factor applied to prudential adjustments went from 80% to 100%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13. Includes the positive effects of Resolution No. 4,680/18, reducing the impact of deferred tax assets arising from tax losses;
(2) Margin: Minimum (PR - PRE; PR Level I - RWA*6%; PR - RWA*4.5%) - Additional Common Equity; and
(3) Authorization of subordinated debts to compose Tier I in the amount of R$4,719 thousand (R$1,737 thousand in December 2018 and R$2,442 thousand in January 2019).

       82     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential Conglomerate, regulatory approach:

RWA	R$ thousand
	On December 31
	2018	2017
	Prudential
Credit risk	598,057,619	554,928,771
Risk Weight of 0%	-	-
Risk Weight of 2%	83,052	314,012
Risk Weight of 20%	3,229,634	2,224,147
Risk Weight of 35%	11,393,716	10,208,602
Risk Weight of 50%	32,072,200	25,635,506
Risk Weight of 75%	130,208,551	114,553,059
Risk Weight of 85%	115,191,858	105,938,759
Risk Weight of 100%	265,578,016	261,909,360
Risk Weight of 250%	30,408,772	28,139,531
Risk Weight of 300%	6,634,117	2,920,531
FORMULA (1)	3,250,205	-
Risk Weight up to 1,250%	7,498	3,085,264
Market Risk (2)	10,407,258	8,908,205
Fixed-rate in Reais	3,621,542	5,696,584
Foreign Currency Coupon	6,949,809	838,259
Price Index Coupon	1,399,478	1,756,973
Equities	1,087,814	637,924
Commodities	757,438	449,546
Exposure to Gold, Foreign Currencies and Exchange	4,424,487	3,657,957
Operational Risk	53,150,786	47,605,162
Corporate Finance	1,655,552	1,369,491
Trading and Sales	2,443,551	1,667,449
Retail	10,032,258	9,308,681
Commercial	23,508,471	21,518,843
Payment and Settlement	6,834,660	6,132,749
Financial Agent Services	4,055,903	3,628,257
Asset Management	4,465,702	3,827,848
Retail Brokerage	154,689	151,844
Total Risk Weighted Assets	661,615,663	611,442,138
Total Capital Requirement	(57,064,351)	(56,558,398)
Banking Book's Interest Rate Risk	(5,180,343)	(3,527,467)

Additional Common equity (ACPS) (3)	15,713,372	9,171,632
ACP Conservation	12,405,294	7,643,027
ACP Systemic	3,308,078	1,528,605
(1) For purposes of calculation of the market risk, Circular Letters No. 3,848 (DLO accounts 535,01 and 530,22) and No. 3,849 (DLO accounts 530,22) of Central Bank of Brazil were used;
(2) For purposes of calculation of the market risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, pursuant to Circular Letters No. 3,646 and 3,674 of the Central Bank of Brazil; and
(3) In 2018, the value of the conservation ACP represents 1.875% of the amount of RWA. The systemic ACP represents 0.50% of the amount of RWA Systemic Relevance Factor determined according to Circular Letter No. 3,768 of the Central Bank of Brazil - Total Exposure and GDP of the year before last in relation to the base date: R$1.1 trillion and R$6.3 trillion, respectively. The contracyclical ACP remained at 0% of the amount of RWA, pursuant to Communication No. 32,139 of Central Bank of Brazil, where the RWA of the loan risk to the non-banking private sector (RWACPrNB) is R$528.3 billion in Brazil.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Sufficiency

The capital management process is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Organization’s capital management aims to ensure, in a permanently, solid capital composition to support the development in its activities and ensure appropriate coverage of all risks involved. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the leading practices and regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization considers it comfortable to maintain a Tier I Capital margin of at least 25% in relation to the minimum capital requirements in the medium and long term, pursuant to the schedule established by the Central Bank of Brazil for the full adoption of Basel III guidelines.

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which in this period was 17.8%, of which 13.7% and 12.3% was Tier I Capital and Common Equity respectively. In terms of margin, the amount totaled R$34,911,835 thousand, which would allow for an increase of up to R$557,737,318 thousand in loan operations (considering the current composition of the portfolio).

It is important to highlight that since January 2015, according to the CMN Resolution No. 4,192/13 which deals with the methodology for calculating the ratios of Common Equity, Tier 1 and Reference Equity, the regulatory scope became the Prudential Conglomerate.

Capital Forecast

The capital management area is responsible for making simulations and projections of the Organization’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Senior Management, pursuant to the governance established.

The projections for the next three years present adequate levels of Capital indices, considering the incorporation of net profits and increase of regulatory requirements according to the timeline defined by CMN Resolution 4,193 for subsequent periods, also contemplating the additional common equity.

       84     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.7.    Insurance risk/subscription risk

Insurance risk is the risk  related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. A component of insurance risk is underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by the Technical Department. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of the Board of Risk Management, Internal Controls and Compliance, an integral part of the structure of risk management, is the calculation of regulatory capital for these businesses and certifies studies on the pricing of new products.

The management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Uncertainties over estimated future claim payments

Claims are due as they occur. The Organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different than the original provision.

Asset and liability management (ALM)

The Organization periodically analyzes future cash flows on assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Organization's future commitments to its participants and insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with actuarial practices and also with the characteristics of the Organization's product portfolio.

Bradesco      85

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with property insurance

•       Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•       Unpredictable claims arising from an isolated risk;

•       Inaccurate pricing or inadequate underwriting of risks;

•       Inadequate reinsurance policies or risk transfer techniques; and

•       Insufficient or excessive technical provisions.

Generally the property insurance underwritten is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•	Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
•	Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (earthquakes, storms and floods), engineering lines (explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Property insurance risk management

The Organization monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Department has developed mechanisms, e.g. risk grouping by CPF, CNPJ (Individual and Corporate Taxpayer’s ID) and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

The main risks associated with life insurance and private pension plans

Life insurance and private pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and private pension plans include:

•

Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•	Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

       86     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
•

Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life insurance and private pension plan risk management

•	The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by the Technical Department;
•	The Technical Department has developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;
•	Longevity risks are carefully monitored in relation to the most recent data and to the trends in the environments in which the Organization operates. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The Management adopts improvement assumptions in its calculation of technical provisions in order to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population;
•	Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes;
•	Persistency risk is managed through frequent monitoring of the Organization’s experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve the renewal of policies that expire; and
•	The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

The main risks associated with health insurance

•	Variations in cause, frequency and severity of indemnities of claims compared to expectations;
•	Unforeseen claims resulting from isolated risk;
•	Incorrect pricing or inadequate subscription of risks; and
•	Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health insurance risk

•	The Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the Superintendent of Actuary and Statistics;
•	The Superintendent of Actuary and Statistics has developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;
•	Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;
•	Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies; and

Bradesco      87

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Results of sensitivity analysis - Property, Life and Health Insurance and Life with Survival and Welfare Coverage and Individual Life Insurance

Some test results are shown below. For each sensibility scenario the impact is shown in the income and shareholders' equity after taxes and contributions, in a reasonable and possible change in just a single factor. We emphasize that the insurance operations are not exposed to significant currency risk.

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity (improvement)	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

The sensitivity test for Life Insurance with Survival, Welfare Coverage and Individual Life Insurance was made considering the same bases and groupings of the TAP test with variation in the assumptions listed below:

	R$ thousand
	On December 31, 2018
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0.2%	+ 5 b.p.
Traditional plans (contributing period)	(2,306)	(263)	(4,882)
PGBL and VGBL (contributing period)	(7,502)	(1,166)	(27,316)
All plans(retirement benefit period)	(125,864)	(46,742)	-
Total	(135,672)	(48,171)	(32,198)

For property, life and health insurance, except individual life, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31		On December 31
	2018	2017	2018	2017
Auto	(21,721)	(22,347)	(21,721)	(22,347)
RE (Elementary branch)	(8,366)	(9,940)	(7,980)	(8,893)
Life	(29,633)	(28,146)	(29,541)	(28,050)
Dental	(3,941)	(3,495)	(3,941)	(3,495)
Health	(104,574)	(97,923)	(104,574)	(97,923)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

       88     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Risk concentration

Potential exposures are monitored, analyzing certain concentrations in some type of insurance. The table below shows risk concentration by type of insurance (except health and dental), based on net premiums, net of reinsurance:

Premium issued by branch, net of cancellation	R$ thousand
	On December 31
	2018	2017
Auto	3,987,645	4,086,705
RE (Elementary branch)	1,485,537	1,525,848
Traditional plans	1,892,855	1,788,420
Life insurance	7,041,906	6,904,576
VGBL	23,492,119	28,650,153
PGBL	2,461,808	3,301,623

Credit risk of insurance

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or counterparty, of its financial obligations according to agreed terms, as well as the fall in value of any credit agreement as a result of deterioration in the risk classification of the borrower, and other losses related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk. However, in Brazil this risk has relatively decreased due to current legal laws and regulations, once insurers should operate with reinsurers registered with SUSEP, that are classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Bradesco      89

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit risk management

Credit risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes.

As noted above, credit risk is managed at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Organization manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

4)    Estimates and judgments

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next financial year. All estimates and judgments required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based in our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the management date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

       90     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4.

Expected credit loss

The measurement of the provision for losses on loans expected for financial assets measured at amortized cost and VJORA requires the use of complex models and significant assumptions about future economic conditions and loan behavior.

The explanation of assumptions and estimation techniques used in the measurement of expected loan loss is further detailed in Note 3.1.

Several significant judgments are also required to apply the accounting requirements for the measurement of the credit loss expected, such as:

•	Determine the criteria for the significant increase of credit risk;
•	Choice of models and assumptions suitable for the measurement of expected credit loss;
•	Establish the number and weighting factors on the prospective scenarios, for each type of product and market, related to the credit loss expected; and
•	Establish a group of similar financial assets for purposes of measuring the expected credit loss.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization analyzes, at least annually, whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 18.

Bradesco      91

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing. Contingencies classified as Probable Loss are recorded in the Consolidated Statements of Financial Position under "Other Provisions".

5)    Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of associates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts, which correspond to the consolidated information, were prepared in accordance with IFRS, issued by the IASB .

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Information by operating segment, reviewed by the Organization and corresponding to the years 2018, 2017 and 2016, is shown below:

       92     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2018
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total

Net interest income	53,582,872	12,291,357	934,241	66,808,470
Net fee and commission income	25,496,171	600,510	(2,265,091)	23,831,590
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	-	-	(11,676,573)	(11,676,573)
Net gains/(losses) on financial instruments classified as held for trading	(6,217,370)	(5,459,203)	11,676,573	-
	R$ thousand
Net gains/(losses) on financial assets at fair value through other comprehensive income	-	-	1,073,563	1,073,563
Net gains/(losses) on financial instruments classified as available for sale	625,159	738,063	(1,363,222)	-
Net gains/(losses) on foreign currency transactions	1,096,826	-	-	1,096,826
Net income from insurance and pension plans	-	7,656,872	-	7,656,872
Other operating income/(loss)	(4,495,385)	2,935,732	(289,659)	(1,849,312)
Expected loss on loans and advances	(11,078,383)	-	(4,013,592)	(15,091,975)
Expected loss on other financial assets	(1,172,860)	-	-	(1,172,860)
Personnel expenses	(17,369,813)	(1,643,734)	142,085	(18,871,462)
Other administrative expenses	(16,290,073)	(1,609,750)	1,025,861	(16,873,962)
Depreciation and amortization	(5,495,057)	(411,875)	1,098,677	(4,808,255)
Other operating income/(expenses)	(11,674,110)	(1,442,157)	(1,094,327)	(14,210,594)
Other operating expense	(63,080,296)	(5,107,516)	(2,841,296)	(71,029,108)
Income before income taxes and share of profit of associates and joint ventures	11,114,478	10,565,497	(3,918,335)	17,761,640
Share of profit of associates and joint ventures	1,410,004	206,272	64,099	1,680,375
Income before income taxes	12,524,482	10,771,769	(3,854,236)	19,442,015
Income tax and social contribution	(206,385)	(4,382,847)	1,895,656	(2,693,576)
Net income for the year	12,318,097	6,388,922	(1,958,580)	16,748,439
Attributable to controlling shareholders	12,317,763	6,224,398	(1,958,246)	16,583,915
Attributable to non-controlling interest	334	164,524	(334)	164,524
Total assets	1,057,484,986	305,112,189	(57,053,461)	1,305,543,714
Investments in associates and joint ventures	6,235,329	1,837,899	52,571	8,125,799
Total liabilities	934,863,960	271,320,375	(25,316,741)	1,180,867,594

Bradesco      93

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2017
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	46,997,327	1,857,926	1,787,660	50,642,913
Net fee and commission income	24,143,561	787,014	(2,181,747)	22,748,828
Net gains/(losses) on financial instruments classified as held for trading	6,011,351	3,641,626	(29,869)	9,623,108
Net gains/(losses) on financial instruments classified as available for sale	(685,560)	713,425	542,493	570,358
Net gain / (loss) on held-to-maturity investments	(54,520)	-	-	(54,520)
Net gains/(losses) on foreign currency transactions	1,422,957	-	-	1,422,957
Net income from insurance and pension plans	-	6,239,990	-	6,239,990
Other operating income/(loss)	6,694,228	10,595,041	512,624	17,801,893
Impairment of loans and advances	(17,895,929)	-	1,035,094	(16,860,835)
Personnel expenses	(19,261,590)	(1,589,077)	127,402	(20,723,265)
Other administrative expenses	(17,175,352)	(1,391,439)	1,684,330	(16,882,461)
Depreciation and amortization	(5,555,033)	(393,618)	1,380,083	(4,568,568)
Other operating income/(expenses)	(9,282,411)	(889,065)	38,119	(10,133,357)
Other operating expense	(69,170,315)	(4,263,199)	4,265,028	(69,168,486)
Income before income taxes and share of profit of associates and joint ventures	8,664,801	8,976,782	4,383,565	22,025,148
Share of profit of associates and joint ventures	1,497,268	217,035	4,108	1,718,411
Income before income taxes	10,162,069	9,193,817	4,387,673	23,743,559
Income tax and social contribution	(887,289)	(4,156,153)	(1,385,514)	(6,428,956)
Net income for the year	9,274,780	5,037,664	3,002,159	17,314,603
Attributable to controlling shareholders	9,272,962	4,812,425	3,003,977	17,089,364
Attributable to non-controlling interest	1,818	225,239	(1,818)	225,239
Total assets	988,063,541	295,699,951	(59,410,052)	1,224,353,440
Investments in associates and joint ventures	6,364,246	1,847,099	46,039	8,257,384
Total liabilities	875,887,257	257,329,282	(26,556,803)	1,106,659,736

       94     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2016
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	49,156,109	5,374,229	2,132,651	56,662,989
Net fee and commission income	20,696,785	651,482	(1,007,216)	20,341,051
Net gains/(losses) on financial instruments classified as held for trading	14,918,934	1,250,639	233,197	16,402,770
Net gains/(losses) on financial instruments classified as available for sale	(1,417,647)	805,051	(728,804)	(1,341,400)
Net gains/(losses) on foreign currency transactions	150,757	-	-	150,757
Net income from insurance and pension plans	-	4,155,763	-	4,155,763
Other operating income/(loss)	13,652,044	6,211,453	(495,607)	19,367,890
Impairment of loans and advances	(18,829,460)	-	3,479,182	(15,350,278)
Personnel expenses	(15,733,611)	(1,387,935)	117,763	(17,003,783)
Other administrative expenses	(14,979,689)	(1,331,349)	161,475	(16,149,563)
Depreciation and amortization	(3,786,599)	(365,656)	493,842	(3,658,413)
Other operating income/(expenses)	(14,421,152)	243,631	173,359	(14,004,162)
Other operating expense	(67,750,511)	(2,841,309)	4,425,621	(66,166,199)
Income before income taxes and share of profit of associates and joint ventures	15,754,427	9,395,855	5,055,449	30,205,731
Share of profit of associates and joint ventures	1,538,058	168,691	(7,024)	1,699,725
Income before income taxes	17,292,485	9,564,546	5,048,425	31,905,456
Income tax and social contribution	(7,995,420)	(3,915,822)	(2,001,488)	(13,912,730)
Net income for the year	9,297,065	5,648,724	3,046,937	17,992,726
Attributable to controlling shareholders	9,293,766	5,550,662	3,049,821	17,894,249
Attributable to non-controlling interest	3,299	98,062	(2,884)	98,477
Total assets	921,916,290	266,642,197	3,471,169	1,192,029,656
Investments in associates and joint ventures	5,512,372	1,416,617	73,789	7,002,778
Total liabilities	821,182,152	266,143,979	(775,682)	1,086,550,449

 (1) Other operation represents less than 1% of total assets/liabilities and the net income for the year. The main adjustments from the information disclosed in segments columns are related to the difference between the IFRS and the Segment Report Information as impairment for loans and advance, effective interest rate and proportional consolidation.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2018, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2018, 2017 and 2016.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

Bradesco      95

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)    Net interest income

	R$ thousand
	Years ended December 31
	2018	2017	2016
Interest and similar income
Loans and advances to banks	12,874,946	5,073,435	8,689,348
Loans and advances to customers:
- Loans	61,949,949	64,767,081	69,530,396
- Leases	250,791	254,009	343,626
Financial assets:
- At fair value through profit or loss	12,150,146	-	-
- Fair value through other comprehensive income	16,666,298	-	-
- At amortized cost	14,180,881	-	-
- For trading	-	13,684,574	23,576,526
- Available for sale	-	11,351,320	11,572,618
- Held to maturity	-	4,883,103	6,514,933
Pledged as collateral	-	21,268,934	21,739,202
Compulsory deposits with the Central Bank	3,916,299	4,881,319	5,667,516
Other financial interest income	63,829	68,553	66,210
Total	122,053,139	126,232,328	147,700,375

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(137,154)	(152,550)	(127,617)
- Funding in the open market	(15,094,786)	(22,564,515)	(26,767,039)
- Borrowings and onlending	(3,176,469)	(3,068,552)	(3,865,411)
Deposits from customers:
- Savings accounts	(4,646,528)	(5,730,457)	(6,712,509)
- Time deposits	(6,252,440)	(7,536,161)	(8,746,203)
Funds from issuance of securities	(9,054,699)	(13,262,613)	(17,124,502)
Subordinated debt	(3,517,067)	(5,100,017)	(6,298,555)
Insurance technical provisions and pension plans	(13,365,526)	(18,174,550)	(21,395,550)
Total	(55,244,669)	(75,589,415)	(91,037,386)

Net interest income	66,808,470	50,642,913	56,662,989

       96     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)    Net fee and commission income

	R$ thousand
	Years ended December 31
	2018	2017	2016
Fee and commission income
Credit cards	6,951,609	6,848,855	6,251,963
Current accounts	7,165,667	6,652,711	6,030,640
Collections	1,982,037	1,965,601	1,777,515
Guarantees	1,463,423	1,570,522	1,438,409
Asset management	1,525,280	1,463,469	1,079,653
Consortium management	1,683,942	1,526,660	1,278,753
Custody and brokerage services	916,083	754,966	618,750
Underwriting/ Financial Advisory Services	815,242	801,219	733,530
Payments	448,416	409,267	373,639
Other	879,891	755,558	758,199
Total	23,831,590	22,748,828	20,341,051

Fee and commission expenses
Financial system services	-	-	(36)
Total	-	-	(36)

Net fee and commission income	23,831,590	22,748,828	20,341,051

8)    Net gains/(losses) on financial assets and liabilities at fair value through profit or loss

R$ thousand
Year ended December 31
2018
Fixed income securities	(1,360,349)
Derivative financial instruments	(10,543,169)
Equity securities	226,945
Total	(11,676,573)

9)    Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2017	2016
Fixed income securities	9,862,617	4,654,959
Derivative financial instruments	(1,426,160)	10,887,800
Equity securities	1,186,651	860,011
Total	9,623,108	16,402,770

10)   Net gains/(losses) on financial assets at fair value through other comprehensive income

R$ thousand
Year ended December 31
2018
Fixed income securities	345,987
Equity securities	677,312
Dividends received	50,264
Total	1,073,563

Bradesco      97

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)   Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2017	2016
Fixed income securities (1)	49,963	(1,918,595)
Equity securities (1)	437,054	459,223
Dividends received	83,341	117,972
Total	570,358	(1,341,400)

 (1) In 2017, includes impairment losses of R$1,729,039 thousand and, in 2016, R$2,106,107 thousand.

12)   Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

13)   Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2018	2017	2016
Written premiums	62,736,288	65,864,591	62,470,571
Supplemental pension plan contributions	4,441,813	5,090,043	3,679,922
Granted coinsurance premiums	(47,232)	(49,715)	(70,862)
Refunded premiums	(769,311)	(667,196)	(746,244)
Net written premiums earned	66,361,558	70,237,723	65,333,387
Reinsurance premiums paid	(91,463)	(191,088)	(306,265)
Premiums retained from insurance and pension plans	66,270,095	70,046,635	65,027,122

Changes in the provision for insurance	(25,837,488)	(30,435,868)	(29,729,884)
Changes in the provision for private pension plans	(3,571,734)	(4,369,903)	(3,052,034)
Changes in the insurance technical provisions and pension plans	(29,409,222)	(34,805,771)	(32,781,918)

Reported indemnities	(26,463,800)	(25,924,687)	(24,877,804)
Claims expenses	(67,298)	(36,068)	(119,201)
Recovery of ceded coinsurance	117,703	35,332	65,285
Recovery of reinsurance	18,786	116,913	141,711
Salvage recoveries	491,559	488,057	451,930
Changes in the IBNR provision	(121,320)	(274,509)	(204,354)
Retained claims	(26,024,370)	(25,594,962)	(24,542,433)

Commissions on premiums	(2,655,101)	(2,700,131)	(2,696,002)
Recovery of commissions	12,411	19,334	29,927
Fees	(353,139)	(403,835)	(489,279)
Brokerage expenses - private pension plans	(125,770)	(153,552)	(167,654)
Changes in deferred commissions	(58,032)	(167,728)	(224,000)
Selling expenses for insurance and pension plans	(3,179,631)	(3,405,912)	(3,547,008)

Net income from insurance and pension plans	7,656,872	6,239,990	4,155,763

       98     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

14)   Personnel expenses

	R$ thousand
	Years ended December 31
	2018	2017	2016
Salaries	(8,350,461)	(9,170,556)	(8,236,617)
Benefits	(4,383,644)	(5,385,133)	(3,625,796)
Social security charges	(2,997,889)	(3,505,290)	(2,862,067)
Employee profit sharing	(1,682,868)	(1,572,472)	(1,451,310)
Provision for labor claims	(1,289,664)	(927,136)	(663,124)
Training	(166,936)	(162,678)	(164,869)
Total (1)	(18,871,462)	(20,723,265)	(17,003,783)

 (1) In 2017, includes the effects of the Special Voluntary Termination Plan.

15)   Other administrative expenses

	R$ thousand
	Years ended December 31
	2018	2017	2016
Outsourced services	(4,598,748)	(4,748,308)	(4,871,194)
Communication	(1,541,742)	(1,684,153)	(1,653,055)
Data processing	(2,398,676)	(2,117,085)	(1,612,454)
Advertising and marketing	(1,136,062)	(942,851)	(1,124,659)
Asset maintenance	(1,112,508)	(1,158,840)	(1,060,856)
Financial system	(1,009,209)	(1,033,017)	(1,047,618)
Rental	(1,142,408)	(1,142,166)	(1,027,561)
Security and surveillance	(748,577)	(818,221)	(736,547)
Transport	(749,685)	(782,444)	(719,842)
Water, electricity and gas	(412,789)	(405,515)	(384,069)
Advances to FGC (Deposit Guarantee Association)	(408,335)	(418,670)	(355,540)
Supplies	(216,768)	(263,527)	(321,509)
Travel	(286,731)	(261,911)	(174,772)
Other	(1,111,724)	(1,105,753)	(1,059,887)
Total	(16,873,962)	(16,882,461)	(16,149,563)

16)   Depreciation and amortization

	R$ thousand
	Years ended December 31
	2018	2017	2016
Amortization expenses	(3,348,242)	(3,331,240)	(2,516,777)
Depreciation expenses	(1,460,013)	(1,237,328)	(1,141,636)
Total	(4,808,255)	(4,568,568)	(3,658,413)

17)   Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2018	2017	2016
Tax expenses	(6,096,899)	(5,960,618)	(6,331,651)
Legal provision	(1,836,429)	(1,238,057)	(2,927,734)
Variation in monetary liabilities	(147,642)	31,710	(699,719)
Income from sales of non-current assets, investments, and property and equipment, net	(614,895)	(412,957)	(467,042)
Other (1)	(5,514,729)	(2,553,435)	(3,578,016)
Total	(14,210,594)	(10,133,357)	(14,004,162)

 (1) Includes: (i) the effect of the (additions)/reversal of provision for tax contingency in 2018 – R$(21,188) thousand (2017 – R$(487,269) thousand; 2016 - R$(484,227) thousand); (ii) impairment losses in the amount of 2018 – R$571,321 thousand (2017 – R$185,188 thousand; 2016 – R$31,256 thousand); and (iii) operating expense related of insurance operation in 2018 – R$1,976,347 thousand (2017 – R$1,354,719 thousand and 2016 - R$1,388,645 thousand).

Bradesco      99

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)   Income tax and social contribution

a)   Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2018	2017	2016
Income before income tax and social contribution	19,442,015	23,743,559	31,905,456
Total burden of income tax and social contribution at the current rates (1)	(8,748,907)	(10,684,602)	(14,357,455)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	756,169	773,285	764,876
Interest on shareholders’ equity (paid and payable)	3,284,368	3,241,955	3,139,102
Other amounts (2)	2,014,794	240,406	(3,459,253)
Income tax and social contribution for the period	(2,693,576)	(6,428,956)	(13,912,730)
Effective rate	13.9%	27.1%	43.6%

(1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and equated companies, and the insurance industry, and 9% for the other companies (Note 2t); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate of 45%, shown; and (iii) the deduction incentives.

b)   Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2018	2017	2016
Current taxes:
Income tax and social contribution payable	(5,657,841)	(8,788,060)	(8,852,947)
Deferred taxes:
Net Addition/(realization) of temporary differences	1,288,642	2,950,961	(4,106,008)
Use of opening balances of:
Social contribution loss	(313,223)	(430,584)	(647,282)
Income tax loss	(343,791)	(331,512)	(879,276)
Addition on:
Social contribution loss	870,717	150,371	234,730
Income tax loss	1,461,920	19,868	338,053
Total deferred tax expense	2,964,265	2,359,104	(5,059,783)
Income tax and social contribution	(2,693,576)	(6,428,956)	(13,912,730)

c)   Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2017	Amount recorded	Realized / Decrease	Balance on December 31, 2018
Provisions of impairment of loans and advances	26,503,863	11,554,370	(6,415,433)	31,642,800
Provision for contingencies	7,226,483	1,835,387	(1,527,145)	7,534,725
Adjustment to market value of securities	3,943,875	960,026	(2,599,972)	2,303,929
Other	5,809,566	2,881,845	(3,571,427)	5,119,984
Total tax assets on temporary differences (2)	43,483,787	17,231,628	(14,113,977)	46,601,438
Income tax and social contribution losses in Brazil and abroad (2)	5,003,872	2,332,637	(657,014)	6,679,495
Total deferred tax assets (1)	48,487,659	19,564,265	(14,770,991)	53,280,933
Deferred tax liabilities (1)	6,007,595	2,231,551	(2,440,193)	5,798,953
Net deferred taxes (1)	42,480,064	17,332,714	(12,330,798)	47,481,980

       100     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2016	Amount recorded	Realized / Decrease (3)	Balance on December 31, 2017
Provisions of impairment of loans and advances	23,011,653	12,264,028	(8,771,818)	26,503,863
Provision for contingencies	7,351,234	1,782,500	(1,907,251)	7,226,483
Adjustment to market value of securities	5,488,482	1,724,016	(3,268,623)	3,943,875
Other	4,681,457	4,773,082	(3,644,973)	5,809,566
Total tax assets on temporary differences (2)	40,532,826	20,543,626	(17,592,665)	43,483,787
Income tax and social contribution losses in Brazil and abroad (2)	5,595,729	170,239	(762,096)	5,003,872
Adjustment to market value of available for sale (2)	493,168	576,732	(1,069,900)	-
Total deferred tax assets (1)	46,621,723	21,290,597	(19,424,661)	48,487,659
Deferred tax liabilities (1)	3,267,808	3,557,618	(817,831)	6,007,595
Net deferred taxes (1)	43,353,915	17,732,979	(18,606,830)	42,480,064

(1) Deferred income and social contribution tax assets and liabilities are offset in the balance sheet by taxable entity, and were R$4,598,364 thousand in 2018 and R$4,755,748 thousand in 2017;

(2) Deferred tax assets of financial and insurance companies were established considering the increase of the social contribution rate, determined by Law No. 11,727/08(Note 2t); and

(3) Includes a write-off of tax credits, in 2017, in the amount of R$150,040 thousand.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2019	8,608,743	5,151,718	173,339	116,422	14,050,222
2020	7,446,071	4,453,270	209,055	125,180	12,233,576
2021	6,271,093	3,750,046	373,951	222,054	10,617,144
2022	4,666,854	2,793,181	693,635	412,132	8,565,802
2023	1,865,064	1,078,151	1,958,633	1,198,738	6,100,586
After 2023	323,314	193,933	327,524	868,832	1,713,603
Total	29,181,139	17,420,299	3,736,137	2,943,358	53,280,933

e)   Deferred tax liabilities

	R$ thousand
	On December 31
	2018	2017
Timing differences of depreciation – finance leasing	242,571	283,231
Adjustment to market value of securities	1,200,453	1,215,588
Judicial deposit and others	4,355,929	4,508,776
Total	5,798,953	6,007,595

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 (Note 2t).

Bradesco      101

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	On December 31, 2018			On December 31, 2017			On December 31, 2016
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(512,397)	215,482	(296,915)	-	-	-	-	-	-
Financial assets recorded as available for sale	-	-	-	3,418,567	(1,231,202)	2,187,365	6,298,103	(2,587,076)	3,711,027
Exchange differences on translations of foreign operations	113,198	-	113,198	23,010	5,992	29,002	(194,566)	87,555	(107,011)
Other	(154,607)	61,843	(92,764)	-	-	-	-	-	-
Total	(553,806)	277,325	(276,481)	3,441,577	(1,225,210)	2,216,367	6,103,537	(2,499,521)	3,604,016

g)   Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

       102     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

19)   Earnings per share

a)   Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2018	2017 (1)	2016 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	7,916,635	8,157,920	8,542,147
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	8,667,280	8,931,444	9,352,102
Weighted average number of common shares outstanding (thousands)	3,354,990	3,354,990	3,354,990
Weighted average number of preferred shares outstanding (thousands)	3,339,188	3,339,188	3,339,188
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.36	2.43	2.55
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.60	2.67	2.80

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Special Shareholders’ Meeting held on March 12, 2018, in the proportion of one new share for every 10 shares held.

b)   Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

20)   Cash and cash equivalents

a)  Cash and balances with banks

	R$ thousand
	On December 31
	2018	2017
Cash and due from banks in domestic currency	14,734,228	12,939,852
Cash and due from banks in foreign currency	4,877,776	2,088,498
Compulsory deposits with the Central Bank (1)	87,596,916	66,714,226
Investments in gold	823	375
Total	107,209,743	81,742,951

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

Bradesco      103

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)  Cash and cash equivalents

	R$ thousand
	On December 31
	2018	2017
Cash and due from banks in domestic currency	14,734,228	12,939,852
Cash and due from banks in foreign currency	4,877,776	2,088,498
Interbank investments (1)	90,612,803	141,025,717
Investments in gold	823	375
Total	110,225,630	156,054,442

(1) Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$60,443,537 thousand (2017 – R$123,691,195 thousand) refers to Financial assets pledged as collateral.

21)   Financial assets and liabilities at fair value through profit or loss

a)     Financial assets at fair value through profit or loss

R$ thousand
On December 31
2018
Financial assets (1)
Brazilian government securities	206,756,050
Bank debt securities	10,164,454
Corporate debt and marketable equity securities	9,303,942
Mutual funds	3,657,393
Brazilian sovereign bonds	659,603
Foreign governments securities	849,114
Derivative financial instruments	14,770,594
Total	246,161,150

 (1) In 2018, no reclassifications were made of Financial Assets at fair value through profit or loss for other categories of financial assets.

b)    Maturity

R$ thousand
On December 31
2018
Maturity of up to one year	12,471,625
Maturity of one to five years	164,553,949
Maturity of five to 10 years	56,868,688
Maturity of over 10 years	5,121,915
Maturity not stated	7,144,973
Total	246,161,150

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totalled R$6,481,098 thousand as at December 31, 2018, being composed primarily of Brazilian government bonds.

The Organization maintained a total of R$6,220,609 thousand pledged as collateral for liabilities in 2018.

Unrealized net gains/ (losses) included in securities and trading securities totaled R$(1,066,594) thousand as at December 31, 2018. Net variation in unrealized gains/ (losses) from securities and trading securities totaled R$3,679,294 in 2018.

       104     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)     Liabilities at fair value through profit or loss

R$ thousand
On December 31
2018
Derivative financial instruments	16,152,087
Total	16,152,087

22)   Financial assets and liabilities held for trading

a)     Financial assets held for trading

R$ thousand
On December 31
2017
Financial assets
Brazilian government securities	202,249,272
Bank debt securities	8,348,269
Corporate debt and marketable equity securities	12,339,790
Mutual funds	4,377,508
Brazilian sovereign bonds	307
Foreign governments securities	528,010
Derivative financial instruments	13,866,885
Total	241,710,041

b)    Maturity

R$ thousand
On December 31
2017
Maturity of up to one year	31,617,538
Maturity of one to five years	146,527,365
Maturity of five to 10 years	53,763,561
Maturity of over 10 years	2,409,723
Maturity not stated	7,391,854
Total	241,710,041

Financial instruments provided as collateral classified as "Financial assets held for trading”, totaled R$801,182  thousand in 2017, as disclosed in Note 30 "Financial assets pledged as collateral”.

The total assets held for trading pledged as collateral for liabilities was R$5,874,620 thousand in 2017.

Unrealized gains/(losses) on securities and trading securities totaled R$(4,745,888) thousand in 2017 (2016 – R$(9,404,052) thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$(4,658,164) thousand in 2017 (2016 – R$(1,978,490) thousand).

c)     Financial liabilities held for trading

R$ thousand
On December 31
2017
Derivative financial instruments	14,274,999
Total	14,274,999

Bradesco      105

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)   Derivative financial instruments

The Organization enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i)    Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii)   Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

       106     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iv)  Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	On December 31		On December 31
	2018	2017	2018	2017
Futures contracts
• Interest rate futures
Purchases	183,952,954	96,081,180	8,902	3,586
Sales	129,207,143	132,837,699	(19,133)	(154,188)
• In foreign currency
Purchases	53,491,092	48,376,597	3,174	1,243
Sales	65,531,388	67,238,635	(1,911)	(1,003)
• Other
Purchases	300,160	163,224	257	162
Sales	288,801	113,772	(239)	(114)

Options
• Interest rates
Purchases	37,543,735	10,663,668	560,812	101,214
Sales	37,032,836	9,616,129	(1,031,343)	(535,748)
• In foreign currency
Purchases	15,102,480	7,335,027	898,751	605,028
Sales	11,637,761	10,274,094	(571,867)	(409,587)
• Other
Purchases	830,352	443,443	51,704	34,013
Sales	723,729	228,141	(42,140)	(20,188)

Forward operations
• Interest rates
Purchases	213,196	-	15,577	-
• In foreign currency
Purchases	12,488,149	10,372,477	135,002	218,019
Sales	18,609,950	14,947,271	(188,372)	(358,995)
• Other
Purchases	896,288	114,020	580,566	497,987
Sales	603,890	635,522	23,990	(147,138)

Swap contracts
• Asset position
Interest rate swaps	57,751,559	56,636,856	10,413,068	11,065,095
Currency swaps	15,551,428	6,161,641	1,758,178	1,340,538
• Liability position
Interest rate swaps	32,737,145	31,454,647	(10,250,643)	(11,030,003)
Currency swaps	23,368,049	14,288,568	(3,725,826)	(1,618,035)

Bradesco      107

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	On December 31 - R$ thousand
	2018	2017
Risk received in credit Swaps:	3,330,639	584,987
- Debt securities issued by companies	749,735	468,214
- Bonds of the Brazilian public debt	2,574,317	116,773
- Bonds of foreign public debt	6,587	-
Risk transferred in credit Swaps:	(271,236)	-
- Brazilian public debt derivatives	(96,870)	-
- Foreign public debt derivatives	(174,366)	-
Total net credit risk value	3,059,403	584,987
Effect on Shareholders' Equity	61,551	49,162
Remuneration on the counterparty receiving the risk	(7,372)	195

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

The Organization has the following economic hedging transactions:

Fair-value hedge of interest rate risk

The Organization uses interest rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed income loans.

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the operating results of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

       108     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	9,784,183	8,048,943	-	-
Hedge of interest payments on funding (2)	8,285,152	8,054,345	(140,745)	(84,447)
Total in 2018	18,069,335	16,103,288	(140,745)	(84,447)
*
Hedge of interest receipts from investments in securities (1)	16,030,487	14,708,544	40,060	24,036
Hedge of interest payments on funding (2)	6,769,979	6,671,048	(84,044)	(50,426)
Total in 2017	22,800,466	21,379,592	(43,984)	(26,390)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2019, making the cash flow fixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow fixed.

The effectiveness of the hedge portfolio is in accordance with accounting standards.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(33,690) thousand.

The gains/(losses) related to the cash flow hedge recorded in the income statements in the year ended on December 31, 2018 were R$22,970 thousand (2017 – R$13,944 thousand).

Market risk hedge

The gains and losses, realized or not, of the financial instruments classified in this category, are recorded in the Statement of Income.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,375,232	755,611	(269,039)	(161,423)
Total in 2018	1,375,232	755,611	(269,039)	(161,423)
*
Hedge of exchange variation on future cash flows (1)	1,110,888	582,567	(59,739)	(35,843)
Total in 2017	1,110,888	582,567	(59,739)	(35,843)

(1) Whose functional currency is different from the Real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with accounting standards .

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$4,775 thousand.

Bradesco      109

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in the year ended on December 31, 2018 were R$(7,943) thousand (2017 – R$(359) thousand).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

Offsetting of financial assets and liabilities

In accordance with IFRS 7, Bradesco must present the amounts related to financial instruments subject to master clearing agreements or similar agreements. In accordance with IAS 32, a financial asset and a financial liability are offset and their net value presented in the Consolidated Balance Sheet when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

The table below presents financial assets and liabilities subject to compensation:

	R$ thousand
	On December 31, 2018
	Amount of financial assets, gross	Related amount offset in the Balance Sheet	Net amount
Interbank investments	60,443,537	-	60,443,537
Derivative financial instruments	14,770,594	-	14,770,594

	R$ thousand
	On December 31, 2018
	Amount of financial liabilities, gross	Related amount offset in the Balance Sheet	Net amount
Securities sold under agreements to repurchase	190,911,877	-	190,911,877
Derivative financial instruments	16,152,087	-	16,152,087

	R$ thousand
	On December 31, 2017
	Amount of financial assets, gross	Related amount offset in the Balance Sheet	Net amount
Interbank investments	123,691,195	-	123,691,195
Derivative financial instruments	13,866,885	-	13,866,885

       110     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2017
	Amount of financial liabilities, gross	Related amount offset in the Balance Sheet	Net amount
Securities sold under agreements to repurchase	233,467,544	-	233,467,544
Derivative financial instruments	14,274,999	-	14,274,999

On December 31, 2018 and 2017, Bradesco does not have financial instruments in its balance sheet as a result of failing to meet the IAS 32 compensation criteria, or because it has no intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

24)   Financial assets at fair value through other comprehensive income

a)     Financial assets at fair value through other comprehensive income

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	146,656,888	4,251,206	(89,339)	150,818,755
Corporate debt securities	5,932,857	187,874	(145,537)	5,975,194
Bank debt securities	6,371,576	117,435	(567,935)	5,921,076
Brazilian sovereign bonds	1,573,965	28,832	(38,130)	1,564,667
Mutual funds	2,856,590	1,742	(16,971)	2,841,361
Marketable equity securities and other stocks	11,685,525	682,783	(1,438,825)	10,929,483
Balance on December 31, 2018 (1)	175,077,401	5,269,872	(2,296,737)	178,050,536

(1) In June 2018, the Management decided to reclassify the Securities measured at fair value through other comprehensive income to be measured at amortized cost, in the amount of R$17,022,922 thousand. This reclassification was the result of the alignment of risk and capital management. Without considering this reclassification of the securities it would have been recognized in other comprehensive income fair value changes, in the amount of R$581,991 thousand.

b)    Maturity

	R$ thousand
	On December 31, 2018
	Amortized cost	Fair value
Due within one year	75,814,113	75,763,826
From 1 to 5 years	65,896,910	67,290,177
From 5 to 10 years	6,189,446	6,441,750
Over 10 years	15,491,407	17,625,300
No stated maturity	11,685,525	10,929,483
Total	175,077,401	178,050,536

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$88,969,378 thousand in 2018, being composed mostly of Brazilian government bonds.

The Organization maintained a total of R$2,099,991 thousand in financial assets at fair value through other comprehensive income pledged as collateral for liabilities in 2018.

c)     Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousand
	Cost	Adjustments to Fair Value	Expected loss	Fair Value
Marketable equity securities and other stocks	11,685,525	(756,042)	-	10,929,483
Total	11,685,525	(756,042)	-	10,929,483

Bradesco      111

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d)    Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at VJORA on January 1, 2018	21,370	44,482	55,714	121,566
Transferred to Stage 3	(748)	-	-	(748)
Out of Stage 1	-	-	748	748
Assets constituted/reversed	(5,910)	117,579	104,271	215,940
Expected loss of financial assets at VJORA as of December 31, 2018	14,712	162,061	160,733	337,506

(1)  The expected loss balance is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

25) Financial assets available for sale

a)     Available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	101,822,760	1,881,077	(422,079)	103,281,758
Corporate debt securities	40,875,928	836,715	(1,734,013)	39,978,630
Bank debt securities	1,251,066	169,142	(236,355)	1,183,853
Brazilian sovereign bonds	719,494	27,326	(18,693)	728,127
Foreign governments securities	3,210,554	175	(8,182)	3,202,547
Marketable equity securities and other stocks	11,302,834	620,896	(885,923)	11,037,807
Balance on December 31, 2017	159,182,636	3,535,331	(3,305,245)	159,412,722

b)    Maturity

	R$ thousand
	On December 31, 2017
	Amortized cost	Fair value
Due within one year	31,635,369	31,167,067
From 1 to 5 years	83,579,399	83,816,085
From 5 to 10 years	16,004,079	16,363,350
Over 10 years	16,660,955	17,028,413
No stated maturity	11,302,834	11,037,807
Total	159,182,636	159,412,722

Financial instruments pledged as collateral and classified as available for sale, totaled R$59,482,796 thousand in 2017, as disclosed in Note 30 "Financial Assets Pledged as Collateral".

In 2017, the Organization maintained a total of R$4,391,259 thousand financial assets available for sale pledged as collateral for liabilities.

In 2017 there was impairment in financial assets available for sale in the amount of R$1,729,039 thousand.

       112     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)   Loans and advances to financial institutions

	R$ thousand
	On December 31
	2018	2017
Repurchase agreements (1)	96,304,582	21,045,591
Loans to financial institutions	8,946,346	11,207,614
Impairment of loans and advances	(1,978)	(5,481)
Total	105,248,950	32,247,724

 (1) In 2018, it included investments in repo operations given in guarantee.

27)   Loans and advances to customers

	R$ thousand
	On December 31
	2018	2017
Working capital	55,922,505	52,700,584
Personal credit (1)	68,142,457	60,570,146
Housing loans	60,594,386	59,963,375
Financing and export	47,718,443	38,272,982
Onlending BNDES/Finame	25,170,115	30,655,666
Credit card	39,553,374	37,568,984
Vehicle loans	31,075,027	24,741,298
Rural loans	13,353,943	13,642,478
Import	6,886,356	5,318,042
Overdraft for corporates	7,058,014	6,587,239
Receivable insurance premiums	4,427,560	4,301,472
Overdraft for individuals	4,764,293	3,582,020
Leases	2,089,862	2,249,859
Other	44,736,320	33,659,520
Total portfolio	411,492,655	373,813,665
Impairment of loans and advances	(31,105,579)	(27,055,566)
Total of net loans and advances to customers	380,387,076	346,758,099

(1) It included, in 2018, R$51,284,334 thousand related to consigned credit (2017 – R$43,968,511 thousand).

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand
	On December 31
	2018	2017
Gross investments in financial leases receivable:
Up to one year	929,858	1,118,286
From one to five years	1,128,477	1,082,149
Over five years	31,527	49,424
Impairment loss on finance leases	(128,564)	(146,812)
Net investment	1,961,298	2,103,047

Net investments in finance leases:
Up to one year	884,853	1,034,188
From one to five years	1,045,773	1,021,089
Over five years	30,672	47,770
Total	1,961,298	2,103,047

Bradesco      113

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to customers with expected loss

The total balance of “Loans and advances to customers with expected loss” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31
	2018	2017
Opening balance	17,183,869	17,501,423
Additional renegotiated amounts, including interest	15,193,567	16,185,863
Payments received	(9,472,888)	(10,108,040)
Write-offs	(5,761,336)	(6,395,377)
Closing balance	17,143,212	17,183,869
Expected loss on loans and advances	(7,015,820)	-
Impairment of loans and advances	-	(10,853,777)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	10,127,392	6,330,092

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	40.9%	63.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.2%	4.6%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	2.7%	1.8%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off-balance sheet accounts, as well as any gains from renegotiations, are recognized only when received.

Reconciliation of the gross book value of loans and advances to clients

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Loans and advances to customers on January 1, 2018	301,561,502	42,535,223	29,716,940	373,813,665
Transferred to Stage 1	-	(3,099,627)	(153,138)	(3,252,765)
Transferred to Stage 2	(8,547,801)	-	(169,851)	(8,717,652)
Transferred to Stage 3	(4,206,794)	(6,078,158)	-	(10,284,952)
Out of Stage 1	-	8,547,801	4,206,794	12,754,595
Out of Stage 2	3,099,627	-	6,078,158	9,177,785
Out of Stage 3	153,138	169,851	-	322,989
Assets originated/Assets settled or amortized	47,475,424	(4,969,841)	13,921,048	56,426,631
Write-offs	-	-	(18,747,641)	(18,747,641)
Loans and advances to customers in December 31, 2018	339,535,096	37,105,249	34,852,310	411,492,655

       114    IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of expected losses from loans and advances to clients

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss on January 1, 2018	6,221,935	6,898,383	17,764,723	30,885,041
Transferred to Stage 1	-	(462,869)	(119,825)	(582,694)
Transferred to Stage 2	(275,265)	-	(100,420)	(375,685)
Transferred to Stage 3	(301,168)	(1,211,992)	-	(1,513,160)
Out of Stage 1	-	275,265	301,168	576,433
Out of Stage 2	462,869	-	1,211,993	1,674,862
Out of Stage 3	119,825	100,420	-	220,245
Constitution/(Reversion)	1,799,929	(1,219,485)	21,658,626	22,239,070
Write-offs	-	-	(18,747,641)	(18,747,641)
Expected loss on December 31, 2018	8,028,125	4,379,722	21,968,624	34,376,471

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

R$ thousand
2017
Balance on December 31, 2016	24,780,839
Impairment of loans and advances	16,860,835
Recovery of credits charged-off as losses	7,034,857
Write-offs	(21,620,965)
Balance on December 31, 2017 (1)	27,055,566

(1) Does not include the effects of the initial adoption of IFRS 9, in the amount of R$3,829,475 thousand.

ALL expense with expected net loss of recoveries

	Years ended December 31 - R$ thousand
	2018	2017
Amount recorded	22,239,070	23,895,692
Amount recovered	(7,147,095)	(7,034,857)
Allowance for Loan Losses expense net of amounts recovered	15,091,975	16,860,835

28)   Bonds and securities at amortized cost

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	82,661,682	7,677,826	(1,681)	90,337,827
Corporate debt securities	57,943,056	598,676	(1,955,900)	56,585,832
Balance on December 31, 2018 (1)	140,604,738	8,276,502	(1,957,581)	146,923,659

(1) In 2018, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) The balance in question is not accounted.

Maturity

	R$ thousand
	On December 31, 2018
	Amortized cost	Fair value
Due within one year	4,257,886	4,213,891
From 1 to 5 years	91,922,854	94,608,001
From 5 to 10 years	16,437,110	16,307,290
Over 10 years	27,986,888	31,794,477
Total	140,604,738	146,923,659

Bradesco   115

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$22,475,483 thousand in 2018, being composed mostly of Brazilian government bonds.

The Organization maintained a total of R$2,134 thousand in financial assets at amortized cost pledged as collateral for liabilities in 2018.

Reconciliation of expected losses of financial assets at amortized cost

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on January 1, 2018	91,223	505,955	1,467,942	2,065,120
Transferred to Stage 1	-	(1,372)	(49,146)	(50,518)
Transferred to Stage 2	(39,578)	-	(114,523)	(154,101)
Transferred to Stage 3	-	(30,374)	-	(30,374)
Out of Stage 1	-	39,578	-	39,578
Out of Stage 2	1,372	-	30,374	31,746
Out of Stage 3	49,146	114,523	-	163,669
Assets constitued/reversed	76,044	160,711	720,164	956,919
Expected loss of financial assets at amortized cost on December 31, 2018	178,207	789,021	2,054,811	3,022,039

(1)  The expected loss balance is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

29)   Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	26,738,940	2,442,844	(6,489)	29,175,295
Corporate debt securities	12,259,564	126,092	(421,874)	11,963,782
Brazilian sovereign bonds	7,614	-	(420)	7,194
Balance on December 31, 2017	39,006,118	2,568,936	(428,783)	41,146,271

Maturity

	R$ thousand
	On December 31, 2017
	Amortized cost	Fair value
Due within one year	29,412	28,998
From 1 to 5 years	10,284,940	11,070,179
From 5 to 10 years	1,933,866	1,840,428
Over 10 years	26,757,900	28,206,666
Total	39,006,118	41,146,271

The Organization maintained a total of R$2,005 thousand in assets held to maturity pledged as collateral for liabilities in 2017.

In 2017 there was impairment in investments held to maturity to the amount of R$54,520 thousand.

30)   Financial assets granted as collateral

R$ thousand
On December 31
2017
Held for trading	801,182
Brazilian government securities	801,182
Available for sale (1)	59,482,796
Brazilian government securities	53,039,884
Corporate debt securities	825,287
Bank debt securities	4,904,070
Brazilian sovereign bonds	713,555
Loans and advances to banks	123,691,195
Interbank investments (2)	123,691,195
Total	183,975,173

(1) In 2017, it included unrealized gains in the amount of R$3,246,351 thousand and unrealized losses in the amount of R$557,974 thousand; and

(2) Refers to the repo operations in which the ballast was subsequently given in another repo operation.

       116     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Collateral are conditional commitments to ensure that the contractual clauses of a funding in the open market are complied with. In these collateral, the amount of R$178,964,158 thousand may be repledged and R$5,011,015 thousand sold or repledged.

31)   Non-current assets held for sale

	R$ thousand
	On December 31
	2018	2017
Assets not for own use
Real estate	1,120,434	1,250,380
Vehicles and similar	231,105	262,774
Machinery and equipment	585	2,037
Other	1,206	5,782
Total	1,353,330	1,520,973

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the book value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

Bradesco   117

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

32)   Investments in associates and joint ventures

a)  Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,679,589	1,011,125	65,967,300	16,595,791	56,802,838	10,890,157	1,883,033	3,341,909
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	606,161	174,277	10,265,219	5,417,377	10,845,420	873,938	7,036,160	1,139,542
Fleury S.A. (3) (5)	16.28%	16.28%	699,927	38,805	1,510,304	2,482,580	640,899	1,570,942	2,642,751	238,558
Aquarius Participações S.A. (6)	49.00%	49.00%	43,030	130,769	19,096	86,626	17,907	-	-	266,876
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	100,597	602	2,587,712	1,503,374	2,210,690	1,880,396	6,362,896	3,010
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	127,677	8,895	230,503	100,052	22,207	3,258	174,816	21,254
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	52,571	6,689	305,278	30,249	207,894	-	9,601	13,651
Tecnologia Bancária S.A. (3)	24.32%	24.32%	115,433	(8,492)	471,119	1,488,542	511,883	1,035,574	2,225,362	(34,918)
Swiss Re Corporate Solutions Brasil (3) (8)	40.00%	40.00%	345,036	(10,998)	2,110,050	1,479,827	2,509,280	246,060	973,422	(27,494)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	59,098	(6,466)	165,299	173,083	42,894	-	13,726	(32,330)
Other (3)	-	-	35,083	33,788	-	-	-	-	-	-
Total investments in associates			6,864,202	1,378,994	83,631,880	29,357,501	73,811,912	16,500,325	21,321,767	4,930,058

Elo Participações S.A. (9)	50.01%	50.01%	1,191,343	288,938	718,623	1,981,596	170,683	8,220	28,938	573,968
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	70,254	12,473	330,042	66,980	161,458	-	136,193	24,946
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(30)	2,284	1,696	4,112	-	154	(60)
Total investments in joint ventures			1,261,597	301,381	1,050,949	2,050,272	336,253	8,220	165,285	598,854
Total on December 31, 2018			8,125,799	1,680,375	84,682,829	31,407,773	74,148,165	16,508,545	21,487,052	5,528,912

       118     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,832,660	1,219,202	76,403,596	13,151,540	71,020,292	6,833,491	2,561,394	4,056,077
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	543,025	182,432	8,512,491	6,124,173	10,138,711	947,514	3,550,438	1,197,846
Fleury S.A. (3) (5)	16.28%	16.28%	692,380	46,791	1,389,026	2,224,500	615,510	1,263,331	2,609,717	287,414
Aquarius Participações S.A.	49.00%	49.00%	263,630	116,070	242,617	532,707	237,305	-	38	236,878
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,649	(22,637)	3,588,848	1,283,453	3,565,394	726,468	5,432,770	(113,185)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	118,781	16,530	285,871	118,394	33,305	8,320	61,185	39,498
NCR Brasil Indústria de Equipamentos para Automação S.A. (3) (8)	49.00%	49.00%	46,039	4,108	221,809	28,788	141,520	-	1,270	8,384
Tecnologia Bancária S.A. (3)	24.32%	24.32%	108,752	10,209	242,480	75,702	590,872	496,090	2,534,235	41,973
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	463,400	(26,437)	2,178,209	1,511,924	2,411,600	437,278	490,079	(66,093)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	29,513	(4,642)	118,961	43,253	18,594	-	-	(23,210)
Other (3)	-	-	7,129	2,361	-	-	-	-	-	-
Total investments in associates			7,210,958	1,543,987	93,183,908	25,094,434	88,773,103	10,712,492	17,241,126	5,665,582

Elo Participações S.A.	50.01%	50.01%	978,195	162,070	420,804	1,776,837	96,763	3,967	18,708	324,075
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	68,231	12,393	339,236	119,406	324,764	-	161,107	24,786
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(39)	2,198	1,612	2	3,881	227	(78)
Total investments in joint ventures			1,046,426	174,424	762,238	1,897,855	421,529	7,848	180,042	348,783
Total on December 31, 2017			8,257,384	1,718,411	93,946,146	26,992,289	89,194,631	10,720,340	17,421,168	6,014,365

Bradesco   119

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,108,743	1,204,520	13,699,378	10,654,621	15,004,712	-	392,167	4,007,233
IRB - Brasil Resseguros S.A. (3) (4)	20.51%	20.51%	662,460	132,668	8,484,793	5,828,133	10,238,221	844,876	3,185	646,823
Fleury S.A. (3) (5)	16.39%	16.39%	651,906	17,506	1,343,162	2,021,981	429,411	1,166,607	2,045,898	106,829
Aquarius Participações S.A. (6)	49.00%	49.00%	263,632	73,640	150,233	538,267	150,474	-	-	150,286
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	127,922	1,596	8,187,596	493,325	8,041,309	-	4,243,442	7,980
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	102,251	18,517	247,475	109,390	44,890	-	22,642	44,246
Tecnologia Bancária S.A. (3)	24.32%	24.32%	98,543	71,232	193,546	1,117,398	499,341	406,459	686,800	292,862
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	73,789	(7,024)	171,823	27,780	111,755	-	330,985	(14,335)
Empresa Brasileira de Solda Elétrica S.A. (3) (8)	-	-	-	3,168	-	-	-	-	-	-
Total investments in associates			6,089,246	1,515,823	32,478,006	20,790,895	34,520,113	2,417,942	7,725,119	5,241,924

Elo Participações S.A.	50.01%	50.01%	849,355	198,457	352,179	1,596,527	107,627	-	18,879	396,835
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,174	8,721	443,978	3,883	317,298	-	164,026	17,442
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	3	(49)	3,538	-	3,532	-	256	(98)
Leader S.A. Adm. de Cartões de Crédito (3) (7)	-	-	-	(23,227)	-	-		-	-	-
Total investments in joint ventures			913,532	183,902	799,695	1,600,410	428,457	-	183,161	414,179
Total on December 31, 2016			7,002,778	1,699,725	33,277,701	22,391,305	34,948,570	2,417,942	7,908,280	5,656,103

(1) Revenues from financial intermediation or services;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2018, the Organization received R$1,204,069 thousand of dividends and interest on capital of this investment. In its financial statements, Cielo S.A. presented R$6,948 thousand of other comprehensive income;

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(4) Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) In 2018, occurred the partial spin-off and consolidation of Fidelity Processadora S.A., controlled by Aquarius Participações S.A.;

(7) In April 2016, it was consolidated after acquisition of 50% of the company;

(8) In 2018, impairment losses were recorded in "associates and jointly controlled entities" in the amount of R$107,000 thousand. In 2017, it was recorded, in the amount of R$31,868 thousand, on the investment in NCR Brasil S.A. (In 2016, R$37,122 thousand on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.); and

(9) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2018, the Organization received R$38,278 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$44 thousand of other comprehensive income.

       120     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2018, with the exception of Cielo S.A., IRB – Brasil Resseguros S.A. (IRB) and Fleury S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of these investments totaled R$12,240,547 thousand (2017 – R$22,340,660 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b)  Changes in associates

	R$ thousand
	2018	2017
Initial balances	8,257,384	7,002,778
Acquisitions (1)	54,019	524,155
Spin-off of associates (2)	(1,175)	(170,006)
Transfer (3)	(338,315)	5,953
Equity in net income of associates	1,680,375	1,718,411
Dividends/Interest on capital	(1,385,537)	(802,662)
Impairment (4)	(107,000)	(31,868)
Other	(33,952)	10,623
At the end of the year	8,125,799	8,257,384

(1) In 2017, it includes the acquisition of interest in (i) Swiss Re Corporate Solutions Brasil; and in (ii) GIC - Gestora de Inteligência de Crédito;

(2) In 2017, there was partial sale of the IRB (Note 43-6);

(3) In 2018, the partial spin-off and consolidation of Fidelity Processadora S.A., controlled by Aquarius Participações S.A.; and

(4) In 2018, there were losses on impairment in associates, in the amount of R$107,000 thousand (2017 – R$31,868 thousand).

33)   Property and equipment

a)  Composition of property and equipment by class

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	2,611,299	(480,093)	2,131,206
Land	-	976,869	-	976,869
Installations, properties and equipment for use	10%	6,324,483	(3,161,651)	3,162,832
Security and communication systems	10%	379,099	(236,293)	142,806
Data processing systems	20%	4,231,789	(2,677,882)	1,553,907
Transportation systems	20%	92,403	(60,760)	31,643
Financial leases of data processing systems	20%	3,474,958	(2,647,385)	827,573
Balance on December 31, 2018		18,090,900	(9,264,064)	8,826,836

Buildings	4%	2,153,407	(483,266)	1,670,141
Land	-	982,720	-	982,720
Installations, properties and equipment for use	10%	5,450,939	(2,667,455)	2,783,484
Security and communication systems	10%	349,228	(213,879)	135,349
Data processing systems	20%	3,950,625	(2,329,028)	1,621,597
Transportation systems	20%	86,705	(48,246)	38,459
Financial leases of data processing systems	20%	3,431,868	(2,231,143)	1,200,725
Balance on December 31, 2017		16,405,492	(7,973,017)	8,432,475

Depreciation charges in 2018 amounted to R$1,460,013 thousand (2017 – R$1,237,328 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 43 for disclosure of the obligation.

Bradesco   121

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2017	1,670,141	982,720	2,783,484	135,349	2,822,322	38,459	8,432,475
Additions	766,074	143,103	1,045,155	39,005	390,398	5,698	2,389,433
Write-offs	(12,168)	(278,602)	(160,587)	(6,141)	(1,924)	-	(459,422)
Impairment	(60,371)	-	-	(653)	(30,670)	-	(91,694)
Depreciation	(111,274)	-	(512,825)	(24,754)	(798,646)	(12,514)	(1,460,013)
Transfer	(121,196)	129,648	-	-	-	-	8,452
Balance from an acquired institution	-	-	7,605	-	-	-	7,605
Balance on December 31, 2018	2,131,206	976,869	3,162,832	142,806	2,381,480	31,643	8,826,836

Balance on December 31, 2016	1,698,925	1,027,535	2,872,445	132,861	2,618,745	46,605	8,397,116
Additions	117,888	41,777	754,606	31,134	947,314	4,926	1,897,645
Write-offs	(53,151)	(86,592)	(323,217)	(2,540)	(86,469)	(100)	(552,069)
Impairment	(73,568)	-	(502)	(1,836)	(3,288)	-	(79,194)
Depreciation	(28,840)	-	(521,663)	(24,270)	(649,583)	(12,972)	(1,237,328)
Transfer	8,887	-	1,815	-	(4,397)	-	6,305
Balance on December 31, 2017	1,670,141	982,720	2,783,484	135,349	2,822,322	38,459	8,432,475

 (1) Includes financial lease of data processing systems.

       122     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2017	4,945,313	4,051,898	3,790,418	3,358,689	32,989	16,179,307
Additions/(reductions)	630,755	1,859,905	1,198,396	-	(5,146)	3,683,910
Impairment (2)	-	(162)	(386,265)	-	-	(386,427)
Amortization	-	(1,116,505)	(1,361,269)	(864,686)	(5,782)	(3,348,242)
Balance on December 31, 2018	5,576,068	4,795,136	3,241,280	2,494,003	22,061	16,128,548

Balance on December 31, 2016	4,945,313	2,503,457	3,945,244	4,358,923	44,589	15,797,526
Additions/(reductions)	-	2,549,335	1,203,313	-	(8,944)	3,743,704
Impairment (2)	-	-	(30,683)	-	-	(30,683)
Amortization	-	(1,000,894)	(1,327,456)	(1,000,234)	(2,656)	(3,331,240)
Balance on December 31, 2017	4,945,313	4,051,898	3,790,418	3,358,689	32,989	16,179,307

(1) Rate of amortization: acquisition of banking rights – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

Bradesco   123

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)  Composition of goodwill by segment

	R$ thousand
	On December 31
	2018	2017
Banking	5,083,686	4,651,347
Insurance , pension and capitalization bonds	492,382	293,966
Total	5,576,068	4,945,313

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2018, 2017 and 2016.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by Management, with a terminal growth rate of 6.9% p.a. (7.1% p.a. in 2017). The forecast cash flows have been discounted at a rate of 12.0% p.a. (13.6% p.a. in 2017).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

35)   Other assets

	R$ thousand
	On December 31
	2018	2017
Financial assets (4) (5)	43,893,309	41,719,483
Foreign exchange transactions (1)	20,179,828	17,279,327
Debtors for guarantee deposits (2)	18,729,321	17,840,698
Securities trading	2,582,663	1,741,524
Trade and credit receivables	664,274	3,016,225
Receivables	1,737,223	1,841,709
Other assets	7,372,866	9,134,504
Deferred acquisition cost (insurance) – Note 40f	925,884	1,070,108
Other debtors	2,728,746	3,736,743
Prepaid expenses	741,087	1,244,602
Interbank and interdepartmental accounts	1,427,359	1,480,291
Other (3)	1,549,790	1,602,760
Total	51,266,175	50,853,987

(1) Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2) Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed;

(4) Financial assets are recorded at amortized cost; and

(5) In 2018, there were no losses for impairment of other financial assets.

       124     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36) Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2018	2017
Demand deposits	1,139,729	1,030,292
Interbank deposits	410,975	2,168,625
Securities sold under agreements to repurchase	190,911,877	233,467,544
Borrowings	29,681,340	18,521,713
Onlending	25,170,058	30,769,294
Total	247,313,979	285,957,468

37)   Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2018	2017
Demand deposits	34,178,563	33,058,324
Savings deposits	111,170,912	103,332,697
Time deposits	195,398,721	125,617,424
Total	340,748,196	262,008,445

38)   Funds from securities issued

a)     Composition by type of security issued and location

	R$ thousand
	On December 31
	2018	2017
Instruments Issued – Brazil:
Real estate credit notes	25,381,719	27,020,911
Agribusiness notes	13,108,595	10,973,682
Financial bills	104,005,236	93,570,141
Letters of credit property guaranteed (1)	476,332	-
Subtotal	142,971,882	131,564,734
Securities – Overseas:
Euronotes (2)	1,270,409	634,549
Securities issued through securitization – (item (b))	3,130,111	2,606,322
Subtotal	4,400,520	3,240,871
Structured Operations Certificates	656,616	368,485
Total	148,029,018	135,174,090

(1) Funding is secured by the Real Estate Credit Portfolio, for the amount of R$549,665 thousand, which meets all Central Bank (BACEN) Resolution No. 4,598/17 requirements: 115.38% sufficiency (including fiduciary agent remuneration), liquidity; the asset portfolio's weighted average tenor being 309 months, issuing LIGs (secured real estate notes or 'covered bonds') with tenor 35 months, none due within 180 days, receivables corresponding to 0.05% of total assets and 61.46% of the properties' guarantee amount. The credit portfolio’s guarantor assets are mostly rated AA and A (66% and 23% respectively). In addition, the LIG Issue and the asset portfolio management policy, as required by Article 11 of BACEN Resolution No. 4,598/17, are located at the following address https://banco.bradesco/html/prime/produtos-servicos/investimentos/letra-imobiliaria-garantida.shtm; and

(2) Issuance of securities in the foreign market to fund customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of an Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Nominal amount	Maturity	On December 31
				2018	2017
Securitization of the future flow of payment orders received from abroad	19.12.2008	1,168,500	20.02.2019	84	348,524
	17.12.2009	89,115	20.02.2020	29,635	49,594
	16.11.2011	88,860	20.11.2018	-	26,068
	16.11,2011	133,290	22.11.2021	124,949	139,678
	23.12.2015	390,480	21.11.2022	318,115	330,311
	23.12.2015	390,480	20.11.2020	246,995	318,934
	02.02.2016	889,725	22.02.2021	713,740	871,260
	30.03.2016	533,835	22.02.2021	423,304	521,953
	12.05.2018	1,121,100	22.02.2021	1,273,289	-
Total		4,805,385		3,130,111	2,606,322

c)     Net financial activity in the issuance of securities

	R$ thousand
	2018	2017
Opening balance on December 31	135,174,090	151,101,938
Issuance	85,963,195	62,237,380
Interest	9,054,699	13,262,613
Settlement and interest payments	(82,973,990)	(91,324,496)
Exchange variation and others	811,024	(103,345)
Closing balance on December 31	148,029,018	135,174,090

       126     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)   Subordinated debt

a)   Composition of subordinated debt

Maturity	On December 31 - R$ thousand
	Original term in years	Nominal amount	2018	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	69,851	62,303
Financial bills:
2018 (1)	6	-	-	10,130,108
2019	6	21,858	39,261	36,139
2018 (1)	7	-	-	316,757
2019	7	3,172,835	3,490,180	3,436,734
2020	7	1,700	3,038	2,801
2022	7	4,305,011	6,010,103	5,597,559
2023	7	1,359,452	1,829,083	1,699,872
2024	7	67,450	80,479	73,861
2025 (2)	7	5,425,906	5,578,707	-
2018 (1)	8	-	-	119,417
2019	8	12,735	31,742	28,184
2020	8	28,556	59,398	54,383
2021	8	1,236	2,192	2,027
2023	8	1,706,846	2,464,978	2,265,488
2024	8	136,695	172,590	159,205
2025	8	6,193,653	6,427,806	6,624,611
2026 (2)	8	870,300	894,417	-
2021	9	7,000	14,064	13,125
2024	9	4,924	7,444	6,611
2025	9	400,944	491,031	457,679
2027 (2)	9	144,900	149,211	-
2021	10	19,200	44,962	40,429
2022	10	54,143	108,467	99,338
2023	10	688,064	1,146,189	1,070,085
2025	10	284,137	451,136	392,376
2026	10	361,196	480,443	438,776
2027	10	258,743	295,946	273,498
2028 (2)	10	248,300	257,524	-
2026	11	3,400	4,622	4,271
2027	11	47,046	58,346	53,996
2028	11	74,764	84,304	77,079
Perpetual (2)		9,201,200	9,254,743	5,004,967
Subtotal in Brazil			40,002,257	38,541,679
Overseas:
2019	10	1,333,575	2,953,103	2,520,963
2021	11	2,766,650	6,355,614	3,697,115
2022	11	1,886,720	4,332,470	5,419,644
Subtotal overseas			13,641,187	11,637,722
Total			53,643,444	50,179,401

(1) Subordinated debt transactions that matured in 2018; and

(2) Issuance of subordinated financial letters, under the heading “Subordinated debt”.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Net movement of subordinated debt

	R$ thousand
	2017	2016
Initial balances	52,611,064	50,282,936
Balance originating from an acquired institution	-	1,401,348
Issuances	6,594,610	3,787,207
Interest	5,100,017	6,298,555
Payments and other	(14,126,290)	(9,158,982)
At the end of the year	50,179,401	52,611,064

       128     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)   Insurance technical provisions and pension plans

a)     Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	On December 31		On December 31		On December 31
	2018	2017	2018	2017	2018	2017
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,218,860	1,051,507	217,884,791	207,818,859	219,103,651	208,870,366
Mathematical reserve for vested benefits	343,852	265,727	8,489,312	9,367,712	8,833,164	9,633,439
Reserve for claims incurred but not reported (IBNR)	3,401,781	3,159,967	931,154	1,030,107	4,332,935	4,190,074
Unearned premium reserve	4,283,281	4,068,716	647,709	567,369	4,930,990	4,636,085
Reserve for unsettled claims	4,472,929	4,291,432	1,345,596	1,588,489	5,818,525	5,879,921
Reserve for financial surplus	-	-	549,135	514,199	549,135	514,199
Other technical provisions	2,186,799	1,996,206	5,823,088	3,369,300	8,009,887	5,365,506
Total reserves	15,907,502	14,833,555	235,670,785	224,256,035	251,578,287	239,089,590

(1) “Other technical provisions” - Insurance includes the Provision for Insufficient Premiums (PIP) of R$ 2,133,130 thousand and the Reserve for Related Expenses of R$ 37,577 thousand;

(2) The "Other technical provisions" line of Life and Pension Plan includes "Provision for redemptions and other amounts to be settled" in the amount of R$2,248,238 thousand, "Provision for related expenses" in the amount of R$520,613 thousand, “Complementary Reserve for Coverage (PCC)” in the amount of R$1,010,035 thousand and" Other technical provisions", which includes the transfer of R$2,007,136 thousand of the mathematical provisions of benefits to be granted and benefits granted, subject to authorization by SUSEP; and

(3) Includes the unearned Premium Reserve of risks covered not yet issued (PPNG-RVNE) in the amount of R$ 158,535 thousand.

Bradesco   129

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Technical provisions by product

	R$ thousand
	Insurance		Life and pension plans (1)		Total
	On December 31		On December 31		On December 31
	2018	2017	2018	2017	2018	2017
Health	10,391,680	9,754,024	-	-	10,391,680	9,754,024
Auto / Liability Insurance	3,209,143	3,156,847	-	-	3,209,143	3,156,847
DPVAT (Personal Injury Caused by Automotive Vehicles)	601,114	506,161	2,756	3,100	603,870	509,261
Life	310,829	-	10,964,900	10,018,884	11,275,729	10,018,884
RE (Elementary branch)	1,394,736	1,416,523	-	-	1,394,736	1,416,523
Free Benefits Generating Plan - PGBL	-	-	36,188,888	35,087,618	36,188,888	35,087,618
Free Benefits Generating Life - VGBL	-	-	166,104,340	158,746,205	166,104,340	158,746,205
Traditional plans	-	-	22,409,901	20,400,228	22,409,901	20,400,228
Total technical provisions	15,907,502	14,833,555	235,670,785	224,256,035	251,578,287	239,089,590

 (1) Includes personal and pension insurance operations.

c)     Technical provisions by aggregated products

	R$ thousand
	On December 31
	2018	2017
Insurance – Vehicle, Elementary Lines, Life and Health	26,875,158	24,855,539
Insurance and Pensions - Life with Survival Coverage (VGBL)	166,104,340	158,746,205
Pensions – PGBL and Traditional Plans	49,527,947	47,623,322
Pensions – Risk Traditional Plans	9,070,842	7,864,524
Total	251,578,287	239,089,590

       130     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)  Changes in the insurance and pension technical provisions

(i)      Insurance – Vehicle, General, Life, Health and Pension

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	32,720,063	31,611,733
(-) DPVAT insurance	(508,098)	(473,579)
Subtotal at beginning of the year	32,211,965	31,138,154
Additions, net of reversals	29,425,077	28,542,623
Payment of claims, benefits and redemptions	(27,922,007)	(27,156,197)
Adjustment for inflation and interest	1.628.123	648,898
Partial spin-off of large risk portfolio	-	(961,513)
Subtotal at end of the period	35,343,158	32,211,965
(+) DPVAT insurance	602,842	508,098
At the end of the year	35,946,000	32,720,063

(ii)     Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	158,746,205	138,670,739
Receipt of premiums net of fees	23,715,609	28,577,437
Payment of benefits	(30,563)	(28,758)
Payment of redemptions	(21,008,985)	(18,985,242)
Adjustment for inflation and interest	8,017,088	13,468,401
Others	(3,335,014)	(2,956,372)
At the end of the year	166,104,340	158,746,205

(iii)    Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	47,623,322	45,557,528
Receipt of premiums net of fees	2,683,007	3,446,148
Payment of benefits	(858,454)	(759,949)
Payment of redemptions	(2,615,186)	(2,962,505)
Adjustment for inflation and interest	3,232,938	3,656,452
Others	(537,680)	(1,314,352)
At the end of the year	49,527,947	47,623,322

Bradesco   131

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)     Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2018	2017	2018	2017	2018	2017
Total technical provisions	15,907,502	14,833,555	235,670,785	224,256,035	251,578,287	239,089,590
(-) Commercialization surcharge – extended warranty	(54,183)	(138,780)	-	-	(54,183)	(138,780)
(-) Portion corresponding to contracted reinsurance	(125,032)	(153,137)	(9,859)	(14,123)	( 134,532 891)	(167,260)
(-) Receivables	(1,043,400)	(925,999)	-	-	(1,043,400)	(925,999)
(-) Unearned premium reserve – Health and dental insurance (1)	(1,381,574)	(1,268,243)	-	-	(1,381,574)	(1,268,243)
(-) Reserves from DPVAT agreements	(597,398)	(502,491)	-	-	(597,398)	(502,491)
To be insured	12,705,915	11,844,905	235,660,926	224,241,912	248,366,841	236,086,817

Investment fund quotas (VGBL and PGBL) (2)	-	-	198,748,039	190,639,798	198,748,039	190,639,798
Investment fund quotas (excluding VGBL and PGBL)	5,155,446	5,076,006	23,230,004	21,639,087	28,385,450	26,715,093
Government securities	10,164,283	9,011,657	19,534,894	18,608,194	29,699,177	27,619,851
Private securities	15,378	18,203	151,681	164,338	167,059	182,541
Shares	2,935	3,227	1,238,716	1,716,401	1,241,651	1,719,628
Total technical provision guarantees	15,338,042	14,109,093	242,903,334	232,767,818	258,241,376	246,876,911

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15; and

(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements.

       132     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)   Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	1,070,108	1,750,244
Additions	1,324,815	1,586,888
Reversals	(1,469,039)	(2,250,844)
Sale of large risk portfolio	-	(16,180)
At the end of the year	925,884	1,070,108

g)  Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	219,214	1,186,194
Additions	245,957	186,867
Reversals	(239,049)	(139,641)
Recovered insurance losses	(37,369)	(259,433)
Reversal/Monetary update	(4,892)	(411)
Other (1)	(7,537)	(754,362)
At the end of the year	176,324	219,214

(1)    In 2017, includes the transfer of part of the operation sale of the large risk portfolio.

h)  Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Bradesco   133

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Amount estimated for the claims:
· In the year after notification	1,288,259	2,219,991	2,592,573	2,859,480	3,348,274	3,224,788	3,937,126	4,428,926	4,109,825	3,749,457	3,448,593	-
· One year after notification	1,247,008	2,193,645	2,562,789	2,824,610	3,240,688	3,041,662	3,663,951	4,277,245	3,912,436	3,740,543	-	-
· Two years after notification	1,230,236	2,179,949	2,561,264	2,809,879	3,233,150	3,009,371	3,671,822	4,232,474	3,923,389	-	-	-
· Three years after notification	1,238,534	2,179,419	2,577,663	2,812,812	3,256,062	3,044,232	3,655,382	4,260,118	-	-	-	-
· Four years after notification	1,247,341	2,210,909	2,595,369	2,811,587	3,292,376	3,034,096	3,669,868	-	-	-	-	-
· Five years after notification	1,248,036	2,209,826	2,607,212	2,840,368	3,113,580	3,049,171	-	-	-	-	-	-
· Six years after notification	1,274,168	2,222,800	2,611,105	2,837,693	3,128,386	-	-	-	-	-	-	-
· Seven years after notification	1,290,615	2,240,171	2,599,521	2,850,912	-	-	-	-	-	-	-	-
· Eight years after notification	1,307,505	2,228,954	2,608,176	-	-	-	-	-	-	-	-	-
· Nine years after notification	1,299,124	2,234,024	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	1,296,266	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2018)	1,296,266	2,234,024	2,608,176	2,850,912	3,128,386	3,049,171	3,669,868	4,260,118	3,923,389	3,740,543	3,448,593	34,209,446
Payments of claims	(1,180,848)	(2,216,199)	(2,580,422)	(2,812,101)	(3,076,245)	(2,992,353)	(3,593,585)	(4,155,367)	(3,806,909)	(3,599,748)	(2,718,950)	(32,732,727)
Outstanding Claims	115,418	17,825	27,754	38,811	52,141	56,818	76,283	104,751	116,480	140,795	729,643	1,476,719

       134     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	994,132	1,954,928	2,439,011	2,653,641	3,022,457	3,021,084	3,761,029	4,074,519	3,960,519	3,710,845	3,410,760	-
· One year after notification	986,525	1,933,104	2,404,646	2,617,957	2,908,173	2,849,909	3,527,585	3,954,939	3,796,535	3,702,199	-	-
· Two years after notification	979,044	1,931,327	2,406,805	2,609,034	2,915,173	2,832,016	3,539,989	3,900,981	3,803,980	-	-	-
· Three years after notification	990,037	1,936,905	2,426,310	2,629,288	2,927,529	2,874,862	3,526,769	3,921,156	-	-	-	-
· Four years after notification	996,755	1,960,500	2,445,507	2,639,629	2,957,403	2,868,888	3,539,721	-	-	-	-	-
· Five years after notification	1,004,225	1,966,313	2,460,692	2,670,472	2,963,901	2,884,539	-	-	-	-	-	-
· Six years after notification	1,017,179	1,980,991	2,472,476	2,673,132	2,978,029	-	-	-	-	-	-	-
· Seven years after notification	1,025,547	1,994,592	2,471,407	2,686,379	-	-	-	-	-	-	-	-
· Eight years after notification	1,035,528	1,990,902	2,479,351	-	-	-	-	-	-	-	-	-
· Nine years after notification	1,038,489	1,994,494	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	1,090,755	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2018)	1,090,755	1,994,494	2,479,351	2,686,379	2,978,029	2,884,539	3,539,721	3,921,156	3,803,980	3,702,199	3,410,760	32,491,363
Payments of claims	(1,037,194)	(1,978,504)	(2,454,468)	(2,647,785)	(2,926,963)	(2,828,093)	(3,465,828)	(3,820,923)	(3,691,990)	(3,562,902)	(2,698,387)	(31,113,037)
Liquid outstanding claims for reinsurance	53,561	15,990	24,883	38,594	51,066	56,446	73,893	100,233	111,990	139,297	712,373	1,378,326

Bradesco   135

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	852,110	901,321	1,007,851	1,191,045	1,235,104	1,305,822	1,330,460	1,415,524	1,493,336	1,537,474	1,438,028	-
· One year after notification	861,992	926,499	1,015,094	1,188,264	1,226,271	1,298,610	1,373,160	1,425,789	1,491,439	1,487,961	-	-
· Two years after notification	878,363	943,781	1,021,283	1,188,774	1,236,289	1,326,512	1,368,575	1,403,515	1,468,731	-	-	-
· Three years after notification	874,269	937,472	1,011,228	1,197,624	1,236,075	1,309,876	1,277,276	1,323,435	-	-	-	-
· Four years after notification	872,339	944,170	1,022,136	1,195,079	1,234,363	1,296,147	1,242,937	-	-	-	-	-
· Five years after notification	870,461	954,487	1,019,647	1,201,083	1,233,898	1,304,644	-	-	-	-	-	-
· Six years after notification	871,248	951,993	1,017,766	1,200,703	1,239,976	-	-	-	-	-	-	-
· Seven years after notification	872,001	944,581	1,009,936	1,209,690	-	-	-	-	-	-	-	-
· Eight years after notification	875,280	944,664	1,017,016	-	-	-	-	-	-	-	-	-
· Nine years after notification	870,736	950,290	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	940,357	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2018)	940,357	950,290	1,017,016	1,209,690	1,239,976	1,304,644	1,242,937	1,323,435	1,468,731	1,487,961	1,438,028	13,623,065
Payments of claims	(874,391)	(933,233)	(983,539)	(1,159,655)	(1,194,341)	(1,237,017)	(1,124,959)	(1,143,581)	(1,296,273)	(1,285,409)	(1,047,827)	(12,280,225)
Liquid outstanding claims for reinsurance	65,966	17,057	33,477	50,035	45,635	67,627	117,978	179,854	172,458	202,552	390,201	1,342,840

(1) The “DPVAT” insurances were not considered in the claims development in the amount of R$71,212 thousand, "Retrocession" R$19,089 thousand, "Health and Dental" R$2,922,689 thousand, estimate of salvages and redresses in the amount of R$(155,016) thousand and incurred but not enough reported (IBNER) claims in the amount of R$136,529 thousand.

       136     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)   Supplemental pension plans

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and Management of Bradesco and its subsidiaries equivalent to at least 4% of their salary and, from the company, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death). Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in run-off, the present value of the actuarial obligations of the plan is completely covered by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and variable benefit retirement plans, to the former employees of Baneb, through Fundação Baneb de Seguridade Social – Bases.

Bradesco sponsors both defined benefit and variable contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank S.A. – Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Risk factors	On December 31
	2018	2017
Nominal discount rate	8.8% - 9.31% a.a.	8.5% - 10% p.a.
Nominal rate of minimum expected return on assets	9.6% - 25.01% a.a.	7.01% - 25.16% a.a.
Nominal rate of future salary increases	4.0% a.a.	4.3% p.a.
Nominal growth rate of social security benefits and plans	4.0% a.a.	4.3% p.a.
Initial rate of growth of medical costs	8.16% - 9.72% a.a.	10.51% a.a.
Inflation rate	4.0% a.a.	4.3% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1st eligibility to a benefit by the plan	100% in the 1st eligibility to a benefit by the plan

Bradesco   137

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Considering the above assumptions, in accordance with IAS 19, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	Retirement Benefits		Other post-employment benefits
	2018	2017	2018	2017
(i) Projected benefit obligations:
At the beginning of the year	2,323,338	2,141,393	563,079	498,591
Cost of current service	151	186	-	215
Interest cost	219,239	227,980	54,654	54,230
Participant’s contribution	881	1,197	-	-
Actuarial gain/(loss)	179,851	144,624	87,962	39,303
Benefit paid	(192,870)	(192,042)	(36,602)	(29,260)
At the end of the year	2,530,590	2,323,338	669,093	563,079

(ii) Plan assets at fair value:
At the beginning of the year	2,375,529	2,127,872	-	-
Expected earnings	225,060	227,360	-	-
Actuarial gain/(loss)	(61,063)	196,186	-	-
Contributions received:
Employer	15,472	14,957	-	-
Employees	881	1,197	-	-
Benefit paid	(192,870)	(192,043)	-	-
At the end of the year	2,363,009	2,375,529	-	-

(iii) Changes in the unrecoverable surplus
At the beginning of the year	206,752	123,416	-	-
Interest on the irrecoverable surplus	20,327	13,730	-	-
Change in the unrecoverable surplus	(173,054)	69,606	-	-
At the end of the year	54,025	206,752	-	-

(iv) Financed position:
Plans in deficit	221,606	154,561	669,093	563,079
Net balance	221,606	154,561	669,093	563,079

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2018	2017	2016
Projected benefit obligations:
Cost of service	151	401	(906)
Cost of interest on actuarial obligations	273,893	282,210	204,712
Expected earnings from the assets of the plan	(225,060)	(227,360)	(174,937)
Net cost/(benefit) of the pension plans	48,984	55,251	28,869

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31, 2018 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9.86	15.00
2019	202,553	34,171
2020	208,484	35,379
2021	214,845	38,409
2022	220,785	41,560
2023	226,353	45,091
After 2023	1,209,851	278,367

       138     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2019, contributions to defined-benefit plans are expected to total R$18,282 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium- to long-term expectations of the asset managers; and

- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2018	2017	2018	2017	2018	2017	2018	2017
Asset categories
Equities	-	-	7.9%	4.7%	-	-	17.7%	17.3%
Fixed income	93.3%	92.7%	87.5%	90.6%	100.0%	100.0%	82.3%	82.7%
Real estate	5.4%	5.7%	2.5%	2.6%	-	-	-	-
Other	1.3%	1.6%	2.1%	2.1%	-	-	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (8.5% - 10.0% p.a.) assuming a 1 b.p. change in the discount rate:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	9.80% - 10.31%	Increase of 1 b.p.	reduction	(185,803)
Discount rate	7.80% - 8.31%	Decrease of 1 b.p.	increase	491,193
Medical Inflation	9.16% - 10.72%	Increase of 1 b.p.	increase	74,081
Medical Inflation	7.16% - 8.72%	Decrease of 1 b.p.	reduction	(62,077)

Total expenses related to contributions made during the year ended on December 31, 2018 totalled R$942,427 thousand (2017 – R$988,905 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in December 31, 2018, R$4,550,580 thousand (2017 – R$5,594,368 thousand).

42)   Provisions, Contingents Assets and Liabilities and Legal Obligations – Tax and Social Security

a)     Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

Bradesco   139

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

In relation to the legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s, although Bradesco complied with the law and regulation in force at the time, has provisioned these lawsuits, taking into consideration the claims where Bradesco is the defendant and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement, including those related to incorporated banks are evaluated individually based on the procedural stage they are in.

       140     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

III -       Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of the legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,562,453 thousand (2017 – R$2,489,247 thousand): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-	Pension Contributions – R$1,729,211 thousand (2017 – R$1,466,469 thousand): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-	IRPJ/CSLL on losses of credits – R$1,461,621 thousand (2017 – R$1,614,663 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-	IRPJ/CSLL on MTM – R$607,258 thousand: IRPJ and CSLL deficiency note related to the exclusions of revenues from marking Securities at fair value in 2007;
-	INSS of Autonomous – R$470,237 thousand (2017 – R$643,655 thousand): the Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-	INSS – Contribution to SAT – R$417,442 thousand (2017 – R$401,018 thousand): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioning the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

Bradesco   141

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

               IV -       Changes in other provision

	R$ thousand
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368
Adjustment for inflation	677,970	508,399	386,671
Provisions, net of reversals and write-offs	1,289,664	912,287	531,052
Payments	(1,538,827)	(1,152,887)	(302,885)
Balance on December 31, 2018	5,983,603	5,614,362	8,204,206

Balance on December 31, 2016	5,101,732	5,003,440	8,187,237
Adjustment for inflation	637,263	484,447	500,719
Provisions, net of reversals and write-offs	1,002,559	830,642	(984,342)
Payments	(1,186,758)	(971,966)	(114,246)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368

(1) In 2017, there were reversals of provisions related to: (i) the PIS process, related to the remuneration of amounts unduly paid, in the amount of R$268,729 thousand; (ii) IRPJ/CSLL on credit losses, in the amount of R$408,730 thousand; and (iii) favorable decision in the process of social security contribution on the remuneration paid to accredited dentists (INSS of Autonomous), in the amount of R$348,820 thousand.

c)     Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following:

-	IRPJ and CSLL – 2006 to 2013 – R$6,863,623 thousand (2017 – R$6,264,741 thousand), relating to goodwill amortization being disallowed on the acquisition of investments;
-	COFINS – R$5,070,337 thousand (2017 – R$4,902,151 thousand): fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-	Leasing companies’ Tax on Services of any Nature (ISSQN) – R$2,478,296 thousand (2017 – R$2,394,087 thousand) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-	IRPJ and CSLL deficiency note – 2004 to 2012 – R$1,759,431 thousand (2017 – R$2,431,844 thousand): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-

IRPJ and CSLL deficiency note – 2012 and 2013 – R$1,689,160 thousand: due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization;

-	PIS and COFINS notifications and disallowances of compensations – R$1,445,126 thousand (2017 – R$1,399,506 thousand): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

       142     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-	IRPJ and CSLL deficiency note – R$859,049 thousand (2017 – R$969,713 thousand): relating to disallowance of exclusions with losses in collections; and
-	IRPJ and CSLL deficiency note – 2008 and 2009 – R$508,180 thousand (2017 – R$489,687 thousand): relating to profit of subsidiaries based overseas.

43)   Other liabilities

	R$ thousand
	On December 31
	2018	2017
Financial liabilities	62,598,235	62,439,512
Credit card transactions (1)	22,887,885	26,163,066
Foreign exchange transactions (2)	19,801,468	17,085,029
Loan assignment obligations	8,058,619	8,454,076
Capitalization bonds	8,186,955	7,562,974
Securities trading	3,321,219	2,317,155
Liabilities for acquisition of assets – financial leases (Note 43a)	342,089	857,212

Other liabilities	34,157,435	35,377,312
Third party funds in transit (3)	7,135,635	7,211,038
Provision for payments	8,266,532	8,743,428
Sundry creditors	3,137,923	3,205,800
Social and statutory	4,966,975	4,524,457
Other taxes payable	1,757,283	1,466,306
Liabilities for acquisition of assets and rights	1,206,376	1,480,777
Other	7,686,711	8,745,506
Total	96,755,670	97,816,824

(1) Refers to amounts payable to merchants;

(2) Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3) Mainly refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)     Composition by maturity of financial leases and details of operating leases

	R$ thousand
	On December 31
	2018	2017
Due within one year	296,691	564,337
From 1 to 2 years	45,398	256,327
From 2 to 3 years	-	36,548
Total	342,089	857,212

Total non-cancellable minimum future payments due on operating leases in 2018 is R$11,340,768 thousand, of which R$853,882 thousand are due within 1 year, R$3,250,392 thousand between 1-5 years and R$7,236,494 thousand with more than 5 years.

Bradesco   143

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

44)   Equity

a)   Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31
	2018	2017 (1)
Common	3,359,929,223	3,359,929,223
Preferred	3,359,928,872	3,359,928,872
Subtotal	6,719,858,095	6,719,858,095
Treasury (common shares)	(5,535,803)	(5,535,803)
Treasury (preferred shares)	(20,741,320)	(20,741,320)
Total outstanding shares	6,693,580,972	6,693,580,972

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2016 (1)	3,354,393,420	3,339,187,552	6,693,580,972
Number of shares outstanding on December 31, 2017 (1)	3,354,393,420	3,339,187,552	6,693,580,972
Number of shares outstanding on December 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Special Shareholders’ Meeting held on March 12, 2018 in proportion of one new share for every 10 shares held.

In the Special Shareholders’ Meeting held on March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common shares and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

In the Special Shareholders’ Meeting held on March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common shares and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as a reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

       144     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders’ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Organization’s paid-in capital share amount.

c)   Interest on own equity / Dividends

Interest on own equity are calculated on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil. Brazilian companies may pay interest on equity to shareholders based on the shareholders’ equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on own equity is paid to the shareholders.

In 2018, the Organization distributed interest on own equity of R$7,298,596 thousand, being attributed to the shareholders, the gross amount per share of R$1.04 for common shares and R$1.14 for preferred shares (2017 – R$7,204,344 thousand, R$1.03 for common shares and R$1.13 for preferred shares).

Bradesco   145

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

45)   Transactions with related parties

Related-party transactions (direct and indirect) are carried out according to IAS 24, the Organization has a Transaction Policy with related parties disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Loans and advances to banks	-	-	585,191	724,369	-	-	585,191	724,369
Securities and derivative financial instruments	16,015	-	19,267	-	-	-	35,282	-
Other assets	9	-	326,762	3,572	49,244	-	376,015	3,572
Liabilities
Customer and financial institution resources	2,899,619	903,590	1,098,865	347,816	120,586	97,309	4,119,070	1,348,715
Securities and subordinated debt securities	8,569,271	6,632,932	-	-	797,182	1,395,107	9,366,453	8,028,039
Other liabilities (4)	1,541,011	2,302,970	10,101,886	8,827,877	5,484	-	11,648,381	11,130,847

	R$ thousand
	Controllers (1)			Associates and Jointly controlled companies (2)			Key Management Personnel (3)			Total
	Years ended December 31
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Revenues and expenses
Net interest income	(778,829)	(887,059)	(1,129,931)	(11,814)	40,671	(41,814)	(55,045)	(84,818)	(108,333)	(845,688)	(931,206)	(1,280,078)
Other revenues	334	-	-	315,832	441,381	360,286	247	-	-	316,413	441,381	360,286
Other expenses	(50,745)	(2,652)	(2,391)	(2,635,494)	(289,100)	(224,444)	323,130	-	-	(2,363,109)	(291,752)	(226,835)
(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 32;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) Includes interest on shareholders' equity and dividends payable.

       146     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a)     Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•	The annual grand total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2018, the maximum amount of R$530,689 thousand was set for Management compensation and R$534,780 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB shares issued by BBD Participações S.A. and/or PN shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousand
	Years ended December 31
	2018	2017	2016
Salaries	485,949	456,262	441,592
Total	485,949	456,262	441,592

Post-employment benefits

	R$ thousand
	Years ended December 31
	2018	2017	2016
Defined contribution supplementary pension plans	474,378	473,663	251,250
Total	474,378	473,663	251,250

The Organization has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

Other information

a)     Under current law, financial institutions are not allowed to grant loans or advances to:

(i)      Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

(ii)     Individuals or corporations that own more than 10% of their capital; and

(iii)    Corporations in which the financial institution itself, any officers or Management of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or the Board of Executive Officers and their relatives.

Bradesco   147

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)  Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

	On December 31
	2018	2017
Common shares	0.5%	0.5%
Preferred shares	1.1%	1.0%
Total shares (1)	0.8%	0.8%

(1) On December 31, 2018, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.6% of common shares, 1.1% of preferred shares and 1.9% of all shares (2017 – 2.3% of common shares, 1.1% of preferred shares and 1.7% of all shares).

46)   Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31
	2018	2017
Commitments to extend credit (1)	228,113,067	203,927,816
Financial guarantees (2)	72,870,964	78,867,348
Letters of credit for imports	361,593	294,229
Total	301,345,624	283,089,393

(1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2) Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances . Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

       148     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

47)   New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of existing standards for the year ended December 31, 2018

Transition to IFRS 9

•	IFRS 9 replaced the guidance in IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applied for financial instruments and was adopted on the effective date of the standard on January 1, 2018. IFRS 9 includes: (i) new models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) new requirements on hedge accounting. The new standard maintains the principal existing guidance on the recognition and derecognition of financial instruments in IAS 39.

(i) Classification and Measurement – Financial assets

IFRS 9 contains a new approach for classification and measurement of financial assets, where the Organization is based on the business model for the management of financial assets, in order to generate cash flow, as well as the SPPI Test, which will assess the characteristic of the cash flow and guide the classification of financial assets.

Financial assets are classified into three categories, as shown below:

•

Amortized cost: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest. These assets are adjusted by any expectation of credit loss.

•	VJORA: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest, and also for sale. Changes in the fair value of these assets are recorded in other comprehensive income, except for the recognition of impairment, interest income, dividends and exchange rate variations that are recognized directly in the income statement for the fiscal year.
•	VJR: Financial assets that do not meet the criteria to be measured at amortize cost or at VJORA.

On December 31, 2017, the Organization had equity investments classified as available for sale with fair value of R$11,038 million which are held for long-term strategic purposes. Pursuant to IFRS 9, the Organization, on current best estimates, designated these instruments as VJORA. Thus, all fair value gains and losses should be recorded in other comprehensive income, with no impairment losses recognized in the income (loss) and no gain or loss is recycled to the income (loss) upon realization.

(ii) Impairment – Financial Assets

IFRS 9 replaced the model of “incurred losses” of IAS 39 with a prospective model of “expected losses”. This requires relevant judgment as to how changes in economic factors affect expected credit losses, which will be determined based on weighted probabilities.

The new model of expected losses applies to the financial instruments measured at amortized cost or VJORA (except for investments in equity instruments).

Expected loan losses were calculated based on experience of actual loan losses in the past years. The Organization calculated the rates of expected loan losses based on the features of each portfolio, that is, it used quantitative models for loans assessed in a group and a combination of quantitative and qualitative models for large companies.

Bradesco   149

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The experience of actual loan losses was adjusted to reflect the differences between economic conditions during the period in which the historical data were collected, current conditions and the Organization’s view of future economic conditions.

In the prospective model of expected losses, financial assets are divided into three stages:

Stage 1: Financial instruments that do not present significant deterioration in credit quality;

Stage 2: Financial instruments that present significant deterioration in credit quality; and

Stage 3: Financial instruments that indicate that the obligation will not be fully honored.

The new model of calculation of credit losses expected based on the prospective parameter for loans and advances, commitments to loans, financial guarantees given and Private Debt Securities resulted in an increase in the provision for credit losses.

(iii) Classification – Financial liabilities

IFRS 9 maintains most part of the requirements of IAS 39 regarding the classification of financial liabilities.

But, pursuant to IAS 39, the fair value variations of liabilities designated as VJR are recognized in the income (loss), whereas pursuant to IFRS 9, these changes of fair value should be presented as follows:

•	the fair value variation that is attributable to changes in the loan risk of financial liabilities should be presented in Other Comprehensive Income (OCI); and
•	the remaining value of the fair value variation should be presented in the income (loss).

(iv) Hedge Accounting

Upon the first adoption, the Organization opted to continue to apply the requirements of IAS 39 for hedge accounting, as permitted by IFRS 9 until the conclusion by the IASB of the macro-hedge project and the finalization of the hedge accounting section.

IFRS 9 requires that the Organization ensures that the hedge accounting relations are aligned with its risk management purposes and strategies and that the Organization adopt a more qualitative and prospective approach to assess hedge effectiveness. IFRS 9 also introduces new requirements for re-balance of hedge relations and prohibits the voluntary discontinuance of the hedge accounting if inconsistent with the risk management strategies of the entity.

(v) Transition

Changes in accounting policies resulting from the adoption of IFRS 9 were applied retrospectively on the date of initial application.

− The Organization opted for the exemption under the Standard of not restating comparative information from prior periods derived from changes in the classification and measurement of financial instruments (including expected loan). The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9 were recognized in Retained Earnings on January 1, 2018.

       150     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of the shareholders’ equity in the transition from IAS 39 to IFRS 9:

R$ mil
Shareholders' equity in accordance with IAS 39 as of December 31, 2017	117,693,704
IFRS 9 adjustments
Expected credit loss for credit operations (1)	(3,829,475)
Expected credit loss for other financial assets	(743,048)
Remesuration of assets by virtue of the new classification of IFRS 9 (2)	644,398
Other (3)	366,102
Deferred income tax	1,424,809
Shareholders' equity in accordance with IFRS 9 as of January 1, 2018	115,556,490

(1) Includes financial guarantees given and loan commitments;

(2) Change of the measurement of financial assets in accordance with the new classification of IFRS 9; and

(3) Accounting adequacy as required by IFRS 9 in the reclassification of securities measured at fair value through other comprehensive income.

The table below presents the new reclassifications and measurements according to the IFRS 9.

	R$ mil
	IAS 39		Reclassifications (1)	Remeasurement	IFRS 9
	Category	31/12/2017			Category	01/01/2018
Ativo
Cash and cash equivalents		81,742,951	-	-		81,742,951
Financial assets at fair value through profit or loss		-	242,511,223	-	At fair value through profit or loss	242,511,223
Financial assets held for trading	Held for trading	241,710,041	(241,710,041)	-		-
Financial assets at fair value through other comprehensive income		-	182,799,142	-	Fair value through other comprehensive income	218,860,066
Financial assets available for sale	Available for sale	159,412,722	(159,412,722)	-		-
Financial assets at amortized cost		-	-	-		-
- Loans and advances to banks, net of impairment	Loans and receivables	32,247,724	123,473,446	-	At amortized cost	155,721,170
- Loans and advances to customers, net of impairment	Loans and receivables	346,758,099	-	(1,173,870)	At amortized cost	345,584,229
- Securities net of provision for losses		-	75,320,243	267,452	At amortized cost	39,526,771
- Other financial assets		-	39,877,774	-	At amortized cost	39,877,774
Investments held to maturity	Held to maturity	39,006,118	(39,006,118)	-		-
Financial assets pledged as collateral	Other (2)	183,975,173	(183,975,173)	-		-
Non-current assets held for sale		1,520,973	-	-		1,520,973
Investments in associates and joint ventures		8,257,384	-	-		8,257,384
Premises and equipment		8,432,475	-	-		8,432,475
Intangible assets and goodwill		16,179,307	-	-		16,179,307
Taxes to be offset		10,524,575	-	-		10,524,575
Deferred taxes		43,731,911	-	1,424,809		45,156,720
Other assets		50,853,987	(39,877,774)	-		10,976,213

Bradesco   151

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Total assets	1,224,353,440	-	518,391	1,224,871,831

Liabilities
Liabilities at amortized cost
- Deposits from banks	285,957,468	-	-	285,957,468
- Deposits from customers	262,008,445	-	-	262,008,445
- Funds from issuance of securities	135,174,090	-	-	135,174,090
- Subordinated debts	50,179,401	-	-	50,179,401
- Other financial liabilities	-	62,439,512	-	62,439,512
Financial liabilities at fair value through profit or loss	-	14,274,999	-	14,274,999
Financial liabilities held for trading	14,274,999	(14,274,999)	-	-
Provision for Expected Loss				-
- Loan Commitments	-	-	1,840,205	1,840,205
- Financial guarantees	-	-	815,400	815,400
Insurance technical provisions and pension plans	239,089,590	-	-	239,089,590
Other reserves	18,490,727	-	-	18,490,727
Current taxes	2,416,345	-	-	2,416,345
Deferred taxes	1,251,847	-	-	1,251,847
Other liabilities	97,816,824	(62,439,512)	-	35,377,312
Total liabilities	1,106,659,736	-	2,655,605	1,109,315,341

Shareholders’ equity
Capital	59,100,000			59,100,000
Treasury shares	(440,514)			(440,514)
Capital reserves	35,973			35,973
Profit reserves	49,481,227			49,481,227
Additional paid-in capital	70,496			70,496
Other comprehensive income	1,817,659		59,240	1,876,899
Retained earnings	7,338,990		(2,196,454)	5,142,536
Equity attributable to controlling shareholders	117,403,831	-	(2,137,214)	115,266,617
Non-controlling interest	289,873			289,873
Total equity	117,693,704	-	(2,137,214)	115,556,490
Total liabilities	1,224,353,440	-	518,391	1,224,871,831

(1) The main reclassifications are due to debentures, in the amount of R$35,600,087 thousand and promissory notes, in the amount of R$486,289 thousand that in accordance with IAS 39 were classified as available for sale and in accordance with IFRS 9 are measured at amortized cost; and

(2) The balances under the heading "Financial assets pledged as collateral" began to be submitted in accordance with the categories of IFRS 9, which are: R$123,691,195 thousand for "Loans and advances to financial institutions, net of provision for losses"; R$801,182 thousand for "Financial assets at fair value through profit or loss" and R$59,482,796 thousand for "Financial assets at fair value through other comprehensive income".

       152     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•

IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaced IAS 18, IAS 11, and related interpretations (IFRICs 13, 15 and 18), and was be applicable from January 2018. A study on the recognition of revenue from customer contracts was conducted and the conclusion was that there was no significant impact on the Organization.

Standards, amendments and interpretations of standards applicable to future periods

•

IFRS 16 – Leases. IFRS 16, issued in January 2016 in replacement to the standards IAS 17 Leasing Operations, IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations, establishes that the lessees account for all the leases according to a single model, similar to the accounting entry for finance leases according to IAS 17. IFRS 16 is mandatory for the fiscal years as per January 1, 2019.

At the beginning of a lease, the lessee should recognize a liability to make payments (a lease liability) and an asset representing the right to use object asset during the term of the lease (a right of use asset). The expenses with interest on the lease liability and expenses of depreciation of the right of use asset should be recognized separately.

The potential impact that the initial application of the new standard will have on the Consolidated Financial Statements of the Organization was evaluated, as described below. The actual impacts regarding the adoption may change due to certain assumptions still subject to refinement, which are:

• Use of the real or nominal discount rate; and
• Exclusion of certain taxes of the payment flows of the lease contracts.

1. Leases in which Banco Bradesco is a lessee

The Organization will recognize new assets and liabilities for its operating leases, mainly related to real estate and infrastructures in general. The nature of the expenditure related to such leases will change because the Organization will recognize a cost of depreciation of right of use assets and expense of interest on lease obligations, which were previously recognized as a linear expense of operating lease during the term of the lease.

Based on the information currently available, the Organization estimates that the impacts on the balance sheet opening on January 1, 2019 would lead to the recognition of right of use assets and lease liabilities between R$3,984,117 and R$4,518,042.

2. Leases in which Banco Bradesco is a lessor

There is no substantial change in the accounting for lessors based on IFRS 16 in relation to the current accounting in accordance with IAS 17. Thus, no significant impact is expected for leases in which the Organization is a lessor.

3. Transition

Banco Bradesco will adopt IFRS 16 on January 1, 2019, using the simplified and modified retrospective approach, which does not require the disclosure of comparative information.

The new standard will be adopted for contracts that were previously identified as leases that use IAS 17 and IFRIC 4 – Complementary Aspects of Leasing Operations. Therefore, the Organization does not apply the standard to contracts that have not previously been identified as contracts containing a lease under the terms of IAS 17 and IFRIC 4.

Bradesco   153

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•

IFRS 17 - Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to "the contractual margin of the service) is recognized over the term of the contracted coverage. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the award allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. "This information provides a basis for accounting firm users to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company's cash flows. IFRS 17 is effective for annual periods beginning on or after January 1, 2022. The Company is in the process of evaluating the new standard in the diagnostic phase.

•

IFRIC 23 - Applies to any situation where there is uncertainty as to whether an income tax treatment is acceptable under tax law. The scope of the Interpretation includes all taxes covered by IAS 12, that is, both current and deferred tax. However, it does not apply to uncertainty regarding taxes covered by other standards. IFRIC 23 becomes operative for financial periods beginning on or after January 1, 2019. A study was carried out on the effects of this standard and it was concluded that there were no impacts on the Organization.

48)   Other information

  On October 2, 2018, Bradesco formalized a strategic partnership with RCB Investimentos S.A. (“RCB”), one of the main credit management and recovery companies in Brazil, after the acquisition of 65% of its shares. Bradesco expects to add more efficiency to its credit recovery process, as well as actively participate in the credit acquisition market for recovery.

2.     Unconsolidated structured entities are unconsolidated entities that the Organization does not control, but which have a contractual and non-contractual involvement, and provide variability of returns arising from the performance. The Organization has an involvement with structured entities through management of investment funds and portfolios making management fees and consortium management.

The main unconsolidated structured entities are: (i) the investment funds managed by Organization, whose nature and involvement, generating management fees and investment in units for funds, the assets of managed funds and non-consolidated in 2018 were R$369,063,713 thousand (2017 – R$338,846,142 thousand) and revenues earned in 2018 were R$1,525,280 thousand (2017 – R$1,463,469 thousand) and (ii) the consortium which nature and involvement is related to generation management fees of consortium quotas, represented by groups of quotaholders formed to acquire specific goods, whose assets in 2018 were R$76,893,786 thousand (2017 – R$74,323,031 thousand) and the revenues were in 2018 R$1,683,942 thousand (2017 – R$1,526,660 thousand).

    154     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.     On May 31, 2016, a lawsuit was filed against  three members of its Bradesco’s Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots", which investigates the alleged improper performance of members of the CARF – Federal Administrative Tax Court. On July 28, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District. At present, two of the three members of our Organization remain defendants in the proceeding. The executives of Bradesco have already submitted their respective answers to the prosecution, pointing out the facts and evidence demonstrating their innocence.

The Company’s Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any unlawful conduct committed by its representatives. Bradesco provided all the information requested to the competent regulatory bodies, in Brazil and abroad.

The process has already had its investigation phase closed, now await the final allegations and sentence of the first degree trial.

Following news reports of the "Operation Zealots", a class action was filed against Bradesco and three members of its Board of Executive Officers in the District Court of New York, on June 3, 2016, asserting claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934. The lawsuit alleges that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 suffered losses due to a supposed violation regarding the American law of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased ADS preferred shares of Bradesco between August 8, 2014 and July 27, 2016, as well as excluding one of the executives. The Class Action is currently, in the phase of pre-trial Discovery and class certification. On September 14, 2018, the plaintiff presented a formal request to include another class representative that has already been objected by Bradesco, which is currently being analyzed by the judge.

Considering the stage that the demand is at, it is not possible to set the exposure of Bradesco’s business and there are insufficient elements to carry out a risk assessment.

Bradesco also was summoned by the General’s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

4.     On July 20, 2018, Odontoprev, a subsidiary of Bradesco Saúde S.A., informed the Market about the proposed acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda., a company with head offices in Fortaleza/ Ceará, for the amount of R$201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, related the achievement of the future targets of growth of the EBITDA for Odonto System of 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency), the Central Bank of Brazil – BACEN and the Administrative Council for Economic Defense – CADE. The transaction was approved by the shareholders of the Company, in the Shareholders’ Meeting held on August 6, 2018.

5.     On December 31, 2018, Bradesco and the Fidelity Group concluded the termination of its joint venture in Fidelity Processadora S.A. ("Processing Company"), whereby Bradesco will be the sole shareholder of the Processing Company, whose shareholders’ equity is composed exclusively of the assets and liabilities relating to the provision of credit card processing services to the Bradesco Organization. The operation (a) aims to reduce the costs of processing and the increase in the efficiency of the credit card business; (b) will not have any impact on the activities and clients of Bradesco; and (c) did not involve any financial values. The parties, Bradesco and Fidelity Group, will also maintain their association in Fidelity Serviços S.A., a company that provides call center services, collection, fraud prevention, support and other related services.

Bradesco 155

For further information, please contact:

Board of Executive Officers

Leandro de Miranda Araújo

Deputy Executive Officer and Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

 Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

 Brazil

banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 7, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.